05010624

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Posadas

*CURRENT ADDRESS

PROCESSED
AUG 23 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3274 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 8/29/05

White & Case, S.C.
Abogados
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (52-55) 5540 9600
Fax (52-55) 5540 9699
www.whitecase.com

WHITE & CASE

August 11, 2005

AR/S
12-31-04

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the second quarter of 2005, provided to the Mexican Stock Exchange (the "BMV");

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the summons to the Company's General Ordinary Shareholders' Meeting, published in the newspaper "Excelsior" on April 9, 2005;

C. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the summons to the Series "L" shareholders to the Company's Special Shareholders' Meeting, published in the newspaper "Excelsior" on April 9, 2005;

D. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the General Ordinary Shareholders' Meeting held on April 28, 2005;

E. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the Special Series "L" Shareholders' Meeting held on April 28, 2005;

F. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B), (C) and (iii), the Company's 2004 Annual Report provided to the shareholders;

G. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding resolution on payment of dividends for Series "L" shareholders, dated April 29, 2005;

H. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding resolution on payment of dividends for Series "A" shareholders, dated April 29, 2005;

I. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding market trading, dated May 5, 2005;

J. In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary and translation of the executive summary of the Annual Report for the year 2004 submitted on June 29, 2005 to the CNBV and to the BMV, in compliance with the Rules issued by the CNBV; and

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V..

QUARTER: **2** YEAR: **2005**

CONSOLIDATED FINANCIAL STATEMENT
AS OF June 30 of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**11,063,169**	**100**	**10,936,366**	**100**
2	**CURRENT ASSETS**	**1,675,765**	**15**	**1,537,464**	**14**
3	CASH AND SHORT-TERM INVESTMENTS	363,317	3	247,546	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	920,723	8	862,660	8
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	284,396	3	343,052	3
7	OTHER CURRENT ASSETS	107,329	1	84,206	1
8	**LONG-TERM**	**401,743**	**4**	**183,550**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	261,437	2	155,222	1
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	26,374	0	28,328	0
11	OTHER INVESTMENTS	113,932	1	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**8,173,514**	**74**	**8,424,329**	**77**
13	PROPERTY	9,559,867	86	9,852,922	90
14	MACHINERY	1,903,816	17	1,958,906	18
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,408,262	31	3,549,599	32
17	CONSTRUCTION IN PROGRESS	118,093	1	162,100	1
18	**DEFERRED ASSETS (NET)**	**726,197**	**7**	**791,023**	**7**
19	**OTHER ASSETS**	**85,950**	**1**	**0**	**0**
20	**TOTAL LIABILITIES**	**6,327,759**	**100**	**6,649,720**	**100**
21	**CURRENT LIABILITIES**	**1,377,377**	**22**	**1,609,872**	**24**
22	SUPPLIERS	398,558	6	430,197	6
23	BANK LOANS	247,555	4	348,166	5
24	STOCK MARKET LOANS	300,000	5	368,485	6
25	TAXES TO BE PAID	165,054	3	99,230	1
26	OTHER CURRENT LIABILITIES	266,210	4	363,794	5
27	**LONG-TERM LIABILITIES**	**3,284,777**	**52**	**3,471,224**	**52**
28	BANK LOANS	2,735,019	43	1,731,189	26
29	STOCK MARKET LOANS	500,000	8	1,669,280	25
30	OTHER LOANS	49,758	1	70,755	1
31	**DEFERRED LOANS**	**1,592,012**	**25**	**1,470,339**	**22**
32	**OTHER LIABILITIES**	**73,593**	**1**	**98,285**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**4,735,410**	**100**	**4,286,646**	**100**
34	**MINORITY INTEREST**	**1,097,118**	**23**	**1,077,645**	**25**
35	**MAJORITY INTEREST**	**3,638,292**	**77**	**3,209,001**	**75**
36	**CONTRIBUTED CAPITAL**	**2,319,018**	**49**	**2,295,225**	**54**
37	PAID-IN CAPITAL STOCK (NOMINAL)	491,002	10	490,543	11
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,562,464	33	1,535,286	36
39	PREMIUM ON SALES OF SHARES	152,126	3	153,520	4
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	113,426	2	115,876	3
41	**CAPITAL INCREASE (DECREASE)**	**1,319,274**	**28**	**913,776**	**21**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,703,752	36	1,540,564	36
43	SHARES REPURCHASE FUND	154,544	3	154,862	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS' EQUITY	-717,124	-15	-901,192	-21
45	**NET INCOME FOR THE YEAR**	**178,102**	**4**	**119,542**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **2** YEAR: **2005**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
72	WORKING CAPITAL	298,388	(72,408)
73	PENSION FUND AND SENIORITY PREMIUMS	13,868	8,030
74	EXECUTIVES (*)	333	145
75	EMPLOYERS (*)	3,035	3,082
76	EMPLOYEES (*)	4,247	4,198
77	OUTSTANDING SHARES (*)	491,002,226	490,543,277
78	REPURCHASED SHARES (*)	1,821,285	1,505,385

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM January 1st TO June 30 of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,513,752**	**100**	**2,260,093**	**100**
2	COST OF SALES	1,843,663	73	1,653,861	73
3	**GROSS INCOME**	**670,089**	**27**	**606,232**	**27**
4	OPERATING	248,091	10	234,966	10
5	**OPERATING INCOME**	**421,998**	**17**	**371,266**	**16**
6	TOTAL FINANCING	88,939	4	118,112	5
7	**INCOME AFTER FINANCING COST**	**333,059**	**13**	**253,154**	**11**
8	OTHER FINANCIAL OPERATIONS	34,449	1	15,393	1
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**298,610**	**12**	**237,761**	**11**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	107,021	4	83,703	4
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**191,589**	**8**	**154,058**	**7**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	11	0	442	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**191,600**	**8**	**154,500**	**7**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**191,600**	**8**	**154,500**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**191,600**	**8**	**154,500**	**7**
19	NET INCOME OF MINORITY INTEREST	13,498	1	34,958	2
20	**NET INCOME OF MAJORITY INTEREST**	**178,102**	**7**	**119,542**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: 2005

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,513,752**	**100**	**2,260,093**	**100**
21	DOMESTIC	2,214,352	88	1,989,724	88
22	FOREIGN	299,400	12	270,369	12
23	EXPRESSED IN US DOLLARS (***)	27,786	1	25,092	1
6	**TOTAL FINANCING COST**	**88,939**	**100**	**118,112**	**100**
24	INTEREST PAID	188,625	212	157,761	134
25	FOREIGN EXCHANGE LOSSES	(61,892)	-70	328,740	278
26	INTEREST EARNED	10,409	12	2,756	2
27	FOREIGN EXCHANGE PROFITS	3,564	4	291,198	247
28	GAIN DUE TO MONETARY POSITION	(23,821)	-27	(74,435)	-63
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**34,449**	**100**	**15,393**	**100**
29	OTHER EXPENSES (INCOME) NET	34,449	100	15,393	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**107,021**	**100**	**83,703**	**100**
32	INCOME TAX	64,335	60	47,568	57
33	DEFERRED INCOME TAX	42,686	40	36,135	43
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **2** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
36	TOTAL SALES	2,538,694	2,271,868
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	4,800,167	4,088,055
39	OPERATION INCOME (**)	748,340	587,943
40	NET INCOME OF MAJORITY INTEREST (**)	348,530	114,230
41	NET CONSOLIDATED INCOME (**)	380,022	153,749

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: 2005

GRUPO POSADAS, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
FROM January 1st TO June 30 of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,234,002**	**100**	**1,131,702**	**100**
2	COST OF SALES	922,742	75	853,999	75
3	**GROSS INCOME**	**311,260**	**25**	**277,703**	**25**
4	OPERATIONS	126,329	10	120,720	11
5	**OPERATING INCOME**	**184,931**	**15**	**156,983**	**14**
6	TOTAL FINANCING	16,517	1	116,379	10
7	**INCOME AFTER FINANCING COST**	**168,414**	**14**	**40,604**	**4**
8	OTHER FINANCIAL OPERATIONS	-3,594	0	9,348	1
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**172,008**	**14**	**31,256**	**3**
10	RESERVE FOR TAXES AND EMPLOYEES PROFIT SHARING	66,618	5	19,382	2
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**105,390**	**9**	**11,874**	**1**
12	PARTICIPATION IN SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	139	0	469	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**105,529**	**9**	**12,343**	**1**
14	INCOME FROM OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**105,529**	**9**	**12,343**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**105,529**	**9**	**12,343**	**1**
19	NET INCOME OF MINORITY INTEREST	-107	0	23,043	2
20	**NET INCOME OF MAJORITY INTEREST**	**105,636**	**9**	**-10,700**	**-1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: 2005

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

BRI
(I

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,234,002**	**100**	**1,131,702**	**100**
21	DOMESTIC	1,092,838	89	1,002,225	89
22	FOREIGN	141,164	11	129,477	11
23	EXPRESSED IN US DOLLARS (***)	13,101	1	10,996	1
6	**TOTAL FINANCING COST**	**16,517**	**100**	**116,379**	**100**
24	INTEREST PAID	92,430	560	83,364	72
25	FOREIGN EXCHANGE LOSSES	(93,681)	(567)	198,453	171
26	INTEREST EARNED	4,427	27	983	1
27	FOREIGN EXCHANGE PROFITS	(19,725)	(119)	149,418	128
28	GAIN DUE TO MONETARY POSITION	2,470	15	(15,037)	(13)
8	**OTHER FINANCIAL TRANSACTIONS**	**(3,594)**	**100**	**9,348**	**100**
29	OTHER EXPENSES (INCOME) NET	(3,594)	100	9,348	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**66,618**	**100**	**19,382**	**100**
32	INCOME TAX	36,054	54	28,419	147
33	DEFERRED INCOME TAX	30,564	46	(9,037)	(47)
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 2 YEAR: 2005

GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**191,761**	**222,366**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	206,786	204,067
14	+(-) NET INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONETARY EXCHANGE	-65,456	37,555
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	-23,821	-74,259
17	+(-) OTHER ITEMS	74,252	55,003
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	0	0
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**-238,387**	**-104,593**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	18,217	-140,765
19	+(-) DECREASE (INCREASE) IN INVENTORY	1,272	57,709
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-60,172	-38,951
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS	-2,443	122,036
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-195,261	-104,622
6	**CASH FLOW FROM EXTERNAL FINANCING**	**94,808**	**-112,644**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	913,863	719,732
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	-819,055	-832,376
28	(-) STOCK EXCHANGE AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-92,184**	**-7,185**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
31	(-) DIVIDENDS PAID	-86,173	-2,118
32	+ PREMIUM ON SALE OF SHARES	-830	-1,757
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-5,181	-3,310
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-46,681**	**-143,412**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	-10,314
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-45,610	-33,539
36	(-) INCREASE IN BUILDINGS IN PROGRESS	-29,486	-45,023
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	28,415	-54,536

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **2** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	7.62	%	6.84	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	9.58	%	3.56	%
3	NET INCOME TO TOTAL ASSETS (**)	3.44	%	1.41	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	12.43	%	48.18	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.43	times	0.37	times
7	NET SALES TO FIXED ASSETS (**)	0.59	times	0.49	times
8	INVENTORY ROTATION (**)	12.51	times	8.86	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	57	days	60	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.70	%	7.04	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.20	%	60.80	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.34	times	1.55	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	48.79	%	40.53	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	40.19	%	41.20	%
15	OPERATING INCOME TO INTEREST PAID	2.24	times	2.35	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.76	times	0.61	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.22	times	0.96	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.01	times	0.74	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.26	times	0.23	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	26.38	%	15.38	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	15.25	%	16.67	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(9.48)	%	(4.63)	%
23	CASH GENERATED (USED) IN OPERATIONS TO INTEREST PAID	0.77	times	1.73	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	3,613.11	%	94.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(3,513.11)	%	6.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	97.71	%	23.39	%

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **2** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Final Printing

REF D		PRESENT QUARTER YEAR			QUARTER OF PREVIOUS YEAR		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.70		$	0.23	
2	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$	1.50		$	1.18	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	BOOK VALUE PER SHARE	$	7.41		$	6.54	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO BOOK VALUE		1.33	times		1.07	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		14.11	times		30.64	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)		0.00	times		0.00	times

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 2 Year: 2005**
Grupo Posadas, S.A. de C.V.

(Management Analysis and Discussion of the Group's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

Total Revenues

The Company's total revenues increased 9% compared to total revenues registered during second quarter of 2004, mainly due to an improvement in the results of the Company's managed hotels. In addition, combined income of owned and leased hotels increased 15.5% compared to those registered during the second quarter of 2004, as a result of a 5% increase in the effective rate and average room rate.

Owned Hotels

We observed greater demand in urban areas hotels, especially those located in the northern region of the country, mainly in the cities of Monterrey and Saltillo. Likewise, there was an increase in demand (measured per rooms used in a given location) in hotels located in the western, central and southern regions of Mexico, which are primarily business destinations. The above resulted in an occupancy increase of 2 percentage points, which, together with an increase of 1% in the average room rate in urban hotels, resulted in an effective growth rate of 4%. During the last twelve months there have been four hotel openings in cities (three leased and one owned). Excluding these openings, the occupancy growth for the quarter would have been equal to 4 percentage points (pp) and 5% with respect to effective rates.

In beach owned hotels, there was a decrease of 6 percentage points in terms of occupancy during the quarter, mainly due to a seasonality factor, since Holy Week occurred during March and was registered during the first quarter of 2005. However, a fully integrated central inventory system throughout the entire distribution network, as well improved soundness and strategy for maximizing room revenue implemented by the Company resulted in a 17% increase in the average dollar rate (currency used in beach hotels) combined with an 8% increase in the effective rate.

In addition, more aggressive marketing strategies as well as more extensive media coverage carried out during the quarter have increased our hotels' revenue. In particular, commercial efforts such as the "Boleto Gratis" (Free Ticket) promotion, launched for the second time in association with Mexicana airline, have contributed to this increased revenues. This promotion, implemented last May, consists of granting a free airplane ticket to those guests staying at a FA or FI hotel.

Managed Hotels

The factors mentioned above resulted in a 1% increase in occupancy and the effective rate on a chain wide level. This is the result of 10 openings carried out during the last year, 9 of them of city hotels under the Fiesta Inn brand, which continue to grow within the Company's business mix.

The revenues of this division increased 24.5% as a result of: i) increased fees as a consequence of an improvement in the effective rate and margins in managed hotels and the greater number of managed hotels; (ii) a growth in the loyalty program. In addition, the costs of this division grew only 3.9% in real terms.

The foregoing has resulted in growth of this segment's EBITDA equal to 51.8% and an increase in margin of 52.5% during this quarter compared to 43% registered during the second quarter of 2004.

Comprehensive Financing Cost

Net interest paid grew during the quarter, mainly due to the impact of higher domestic and international interest rates on consolidated debt. The Libor interest rate during the quarter increased 2 percentage points (pp) compared to the one registered during the second quarter of 2004. Average 28-day TIIE was 10% for the quarter, compared to 6.7% for the corresponding quarter in 2004. Interest coverage at quarter-end was 3.4 times.

Foreign exchange income was a result of the effect on debt of the 3.6% appreciation of the peso with respect to the dollar during the quarter, compared to a 3.1% depreciation registered during the second quarter of 2004. With respect to the monetary position result, the cost is a result of a lower inflation during the seond quarter of 2005 of 0.01%, compared to 1.7% inflation in the second quarter of 2004.

During the reported period, the Company maintained an average debt mix of 70% in dollars and 30% in pesos.

Financial Position

Net debt during the period was US$323 million (including the effect of implementing provisions of Bulletin C-12), and as a result, the debt-EBITDA ratio was 3.1 times, compared with 3.5 times registered during the second quarter of the previous year. Short-

term debt, including outstanding long term-debt, represented 14% of total debt at the end of the quarter.

Development

The Company currently has 23 hotels with over 3,208 rooms under development, whether under construction or with management agreements already signed, to be opened within the next two years. We estimate that this development plan will require a total investment of US$175 million, of which the Company will contribute only 5%, as the majority of these openings will be under management and lease agreements.

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 2 Year: 2004**
Grupo Posadas, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

Significant accounting policies

Basis of preparation

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under their circumstances. The significant accounting policies of the Company are as follows:

a. Changes in accounting policies.

As of January 1, 2004, the Company implemented the provisions of Bulletin C-15 "Deterioration of the Value of Long-Lasting Assets and their Sale," ("C-15"). C-15 sets forth, among other provisions, new rules to calculate and acknowledge losses due to deterioration and its reversion. Whenever there are indications of deterioration of a long lasting asset, whether tangible or intangible, including commerical loans, which are not temporary, entities shall determine likely losses due to such deterioration. In order to calculate losses due to deterioration, the recovery must be determined, defined as the greater between the sale value of a unit that generates cash and its use value. The use value is the present value of net future cash flows, using an appropriate discount rate. The effects of implementing this new principle, is not considered relevant.

b. Recognition of the effects of inflation in financial information

The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period in order to recognize the effects of

inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos for the corresponding period due to the effect of the translation. Consequently, all consolidated financial statement amounts are comparable, both for the current and prior years, since all are stated in terms of Mexican pesos of the same purchasing power.

c. Marketable securities

These are primarily money market securities valued at their market price.

d. Inventory and operating costs

Inventory and its related cost are valued at average cost, which due to high turnover is similar to replacement cost.

e. Inventory and real estate development

Intervals of the time-share club are recorded at their acquisition, development and building cost, usually in US dollars, and are updated according to the Mexican peso-US dollar exchange rate to show values that correspond to reporting terms commonly used in the real estate sector.

Intervals of the long-term time-share club correspond to the cost of the Fiesta Americana Acapulco hotel, which is under refurbishment to incorporate time-share services.

f. Investment in shares

Investment in shares where the Company has a significant influence is recorded applying the profit sharing method, recognizing profit sharing and investment of shareholders of associated companies.

Investments in shares where the Company does not have a significant influence are valued at their cost, restated according to the NCPI, but in no event exceeding their sale price.

g. Property and equipment

Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, base on the economic useful lives and residual values of such property and equipment as determined by independent appraisers.

Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of year-end.

The cost of improvements, remodeling and replacements is capitalized and amortized in a period of 3 to 5 years. The cost of minor repairs and maintenance is charged to results when incurred.

h. Employee benefits

According to the Mexican Labor Law, Mexican companies are liable for severance payments and seniority premiums to terminated employees under certain circumstances. In addition, the Company maintains a pension plan covering the retirement of its executives.

The policy of the Company is to record severance payments as results of the period in which they are incurred. The liability for seniority premiums is recorded as it accrues, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations up to the estimated retirement date of the Company's employees.

There are no significant labor liabilities in the case of foreign subsidiaries.

i. Income tax, tax on assets and employee statutory profit sharing

Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded as results of the year in which they are incurred. Deferred income tax assets and liabilities recognize temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are recorded only, when in the opinion of management, they are likely to be recovered. Deferred PTU is derived from temporary differences between accounting results and income for PTU purposes and is recognized only when it can be reasonably assumed that it will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or the benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

j. Cumulative effect of restatement

The cumulative effect of restatement mainly consists of translating the results of foreign subsidiaries, and from holding non-monetary assets of prior years and their corresponding restatement effect.

k. Recognition of revenue

Revenues from hotel operations and management services are recognized when such services are rendered. Revenues from Vacation Club operations are recognized when the relevant agreement is executed and the corresponding down payment is collected.

l. Integral financing cost

Integral financing cost consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities agreements, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of year-end.

Gains from monetary position, which result from the deterioration of the purchasing power of monetary items caused by inflation, are determined by applying the inflation factor derived from the NCPI to net monetary liabilities at the beginning of each month. It is restated at year end with the corresponding inflation factor.

m. Other related businesses

Primarily includes revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of real estate developments, the sale of Vacation Club intervals, the distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

n. Majority income per share

Majority income per share is determined by dividing majority net income by the weighted average number of common shares outstanding.

Diluted income per share is determined by adding 1) the yield attributable to convertible notes and loans and 2) the weighted average outstanding liabilities during the period to the weighted average number of common shares outstanding converted into shares based on the conversion coefficient set forth in the relevant issued notes and convertible loan agreements.

o. Bulletin C-10. Derivatives and hedging transactions

As of January 1, 2005, Bulletin C-10 issued by the Mexican Institute of Public Accountants came into effect. It coverso accountant recording of derivatives and hedging transactions. In general terms, Bulletin C-10 provides that in hedging of reasonable value, the changes in the reasonable value, of the derivative as well as of the risk open position, must be recorded in the results of the period in which they take place, whereas in cash flow hedging, the effective part of reasonable value changes must be recorded in the integral revenues account of the stockholders' equity and the non effective part must be recorded in the results of the corresponding period.

With regard to derivatives, Bulletin C-10 provides for the characteristics that such derivatives must have in order to be deemed as such and related definitions are specified and added. It contains provisions setting forth the elements of hedging transactions, including documents required prior to the hedging and a basis of measurement for the effectiveness of the hedging. It classifies three categories of hedging: a) of reasonable value, b) of cash flow and c) of foreign currency, and it provides specific rules, for each kind of hedging, for its valuation, acknowledgment, submission and disclosure.

The effect of applying said Bulletin for the quarter represents $85,950 and is recorded in Other Assets (item 19) and as retained earnings and capital stock reserves. (Item 42).

p. ***Statements of changes in financial position***

Show changes in constant Mexican pesos, according to the financial position at prior year-end, restated to Mexican pesos as of the most recent year-end.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2005**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

CONSOLIDATED

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
1	INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SHAREHOLDER	1	99.99	2,681,441	5,505,226
2	POSADAS DE MEXICO S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99	96,947	1,257,536
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE	1	99.99	84,073	388,685
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99	257,297	135,730
5	FONDO INMOBILIARIO POSADAS, S.-A. DE C.V.	SINCA	1	51.97	52,564	257,875
6	INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	48,723	99,229
7	POSADAS USA, INC	HOTEL MANAGEMENT	1	99.99	34,563	105,708
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	70.00	8,929	10,030
9	COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	GOODS SUPPLIER	1	99.99	9,889	9,588
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA	1	75.00	188	749
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT PLANNING AND SURVEILLANCE	1	99.00	12,180	4,274
12	OTHER SUBSIDIARIES (4) (NO. DE SUBS.:)		1	-	75,875	(32,632)
	TOTAL INVESTMENT IN SUSIDIARIES				**3,362,669**	**7,741,998**
	ASSOCIATES					
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL MANAGEMENT	7,500	25.00	3,800	15,105
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL MANAGEMENT	2,394,566	9.20	103	4,784
3	RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL MANAGEMENT	24,551,107	1.91	0	4,023
4	TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL MANAGEMENT	1,648,071	0.49	0	108
5	OTHER ASSOCIATES (4) (No. DE ASOC.:)		1	-	65	2,354
	TOTAL INVESTMENT ASSOCIATES				**3,968**	**26,374**
	OTHER PERMANENT INVESTMENTS					**113,932**
	TOTAL				**3,366,637**	**7,882,304**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **2** YEAR: **2005**
GRUPO POSADAS, S.A. DE C.V.

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4 CONSOLIDATED

Not required by the Mexican Stock Exchange

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

QUARTER: 2 YEAR: 2005

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCOMEXT	August 19, 2009	5.15			218,018	2,514	5,028	5,028	5,028	1,257						
SENIOR NOTES	October 4, 2011	8.75														2,424,420
BBVA BANCOMER	October 30, 2005	6.21			946											
SCOTIABANK INVERLAT	July 29, 2009	7.06			8,979	8,979	17,959	17,959	17,959	184,075						
SCOTIABANK INVERLAT	July 29, 2009	12.80	3,236	42,881												
BANORTE	March 12, 2009	11.51	4,883	13,425												
FINANCIAL INSTITUTIONS																
TOTAL BANKS			8,119	56,306	227,943	11,493	22,987	22,987	22,987	185,332						2,424,420
STOCK EXCHANGE LISTED																
WITHOUT GUARANTEES																
VALUE	February 16, 2006	14.16	300,000													
VALUE	July 7, 2006	13.84		250,000												
VALUE	May 6, 2009	12.95		250,000												
WITH GUARANTEES																
TOTAL			300,000	500,000												

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SERVICE SUPPLIERS			18,463									3,421				
MERCHANDISE SUPPLIERS			320,219									56,455				
TOTAL SUPPLIERS			**338,682**									**59,876**				
OTHER CURRENT LIABILITIES			157,062	49,758								109,148				
TOTAL			**803,863**	**606,064**	**227,943**	**11,493**	**22,987**	**22,987**	**22,987**	**185,332**		**169,024**				**2,424,420**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS　　　QUARTER: **2**　　　YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	**59,828**	**644,662**	**98,272**	**1,058,902**	**1,703,564**
LIABILITIES POSITION	**310,175**	**3,342,200**	**23,082**	**248,718**	**3,590,918**
SHORT TERM LIABILITIES POSITION	58,247	627,627	18,084	194,863	822,490
LONG TERM LIABILITIES POSITION	251,928	2,714,573	4,998	53,855	2,768,428
NET BALANCE	**(250,347)**	**(2,697,538)**	**75,190**	**810,184**	**(1,887,354)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER: **2** | YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	1,743,836	5,216,284	3,472,448	0.00	0
FEBRUARY	2,599,047	5,920,810	3,321,763	0.33	10,962
MARCH	1,855,517	5,128,039	3,272,522	0.45	14,726
APRIL	2,024,556	5,235,450	3,210,894	0.36	11,559
MAY	1,965,038	5,137,816	3,172,778	(0.25)	(7,932)
JUNE	2,328,767	5,075,837	2,747,070	(0.20)	(5,494)
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBER	0	0	0	0.00	0
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
RESTATEMENT					0
CAPITALIZATION:					0
FOREIGN CORP.:					0
OTHER:					0
TOTAL					**23,821**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2005**

BONDS AND MEDIUM TERM NOTES LISTING ON STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2** YEAR: **2005**

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CAESAR PARK HOTELS	GREAT TOURISM HOTELS	967,043	54%
FIESTA AMERICANA HOTELS	GREAT TOURISM AND FIVE STARS HOTELS	4,664,822	68%
FIESTA INN HOTELS	FOUR STARS "BUSINESS CLASS" HOTELS	2,068,092	65%
HOLIDAY INN HOTELS	FOUR STARS HOTELS	142,248	62%
THE EXPLOREAN HOTEL	"ADVENTURE" FIVE STARS HOTELS	34,893	25%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **2** YEAR: **2005**
GRUPO POSADAS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2**

YEAR: **2005**

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT				2,214,352		FIESTAMERICANA FIESTA INN Y THE EXPLOREAN	GENERAL PUBLIC
TOTAL				2,214,352			

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **2**

YEAR: **2005**

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT				299,400		CAESAR PARK HOLIDAY INN	GENERAL PUBLIC
T O T A L				299,400			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **2** YEAR: **2005**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			383,384,714		383,384,714		383,384	
L			107,617,512			107,617,512	107,618	
TOTAL			**491,002,226**		**383,384,714**	**107,617,512**	**491,002**	

TOTAL OF SHARES THAT REPRESENT PAID IN CAPITAL STOCK AS OF THE DATE HEREOF. **491,002,226**

SHARES PROPORTION BY:

CPO'S: **9.00%**
UNITS:
ADRS's: **0.01%** SERIE A, **0.04%** SERIE L
GDRS's:
ADS's:
GDS's:

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	AT QUARTER
A	1,458,942	5.9461	9.8500
L	362,343	5.5284	8.5000

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Final Printing

PROJECT INFORMATION

The Company currently has 23 hotels under development and 11 under construction. We estimate that this development plan will require a total investment of US$175 million, of which the Company will contribute only 5%, as the majority of these openings will be under management and lease agreements.

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

The financial statements of foreign subsidiaries which operate independently are updated according to the inflation index of the corresponding country and are expresed at the period-end exchange rate of the relevant month, with respect to current year information as well that of previous years. As a result, comparable information is obtained taking into account the currency of the countries where the Company has operations. Accordingly, the results of the financial statements of previous years differ from those originaly submitted.

88% of the Company's total revenues came from Mexico, 7% from Brazil, 3% from USA and 2% from Argentina.

The exchange rates used to restate the financial statements into Mexican pesos as of the end of March, 2005 were the following:

Brazilian Real	-	Mexican Pesos	4.5844
US Dollar	-	Mexican Pesos	10.7752
Argentinian Peso	-	Mexican Pesos	3.7349

MEXICAN STOCK EXCHANGE

TICKER: POSADAS QUARTER: 2 YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED

Declaration from the company officials responsable for the information Final Printing

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE SECOND QUARTER OF 2005, IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SAME PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO
FINANCE VICE PRESIDENT

L.C. FERNANDO LOPEZ VAZQUEZ
MANAGING DIRECTOR

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2nd Floor & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
INTERNET ADDRESS	www.posadas.com.mx

TAX INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	mborja@posasdas.com.mx

INFORMATION ABOUT THE CHIEF EXECUTIVE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	NOT APPLICABLE
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICEPRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	VICEPRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF ADMINISTRATION
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ATTORNEY
NAME:	RICARDO MALDONADO YÁNEZ
ADDRESS:	MONTES URALES 505 – 3RD FLOOR
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5201-7447
FAX:	5520-1065
E-MAIL:	maldonado@macf.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF RELEVANT EVENTS VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

English translation of the summons to the Annual General Ordinary Shareholders' Meeting, published in the newspaper "Excelsior" on April 9, 2005.

GRUPO POSADAS, S.A. DE C.V.

By resolution adopted by the Board of Directors at their Meeting held January 28, 2004, and pursuant to Articles 181, 183 and other applicable Articles of the General Law of Commercial Companies, in connection with Clauses Nineteenth, Twentieth paragraph a), Twenty-First and other related Articles of the Corporate By-laws, the shareholders of Grupo Posadas, S.A. de C.V. are convened to attend the Annual General Ordinary Shareholders' Meeting that will take place on April 28, 2005 at 10:45 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in connection with the following:

AGENDA

I. Submission, discussion and approval, if applicable, of financial, management and accounting information in accordance with the provisions of Article 172 of the General Law of Commercial Companies, as well as of the By-laws; and of the report of the Examiner of the Company in accordance with the provisions of Article 166 of the same Law, corresponding to the fiscal year ended December 31, 2004, with respect to Grupo Posadas, S.A. de C.V. (the "Company") and approval of the Board of Directors', secretary's and examiner's performance;

II. Submission, discussion and approval, if applicable, of the Auditing Committee Report, in accordance with the provisions of Article 14 Bis 3, section IV, paragraph C of the Securities Market Law and of the Committee's performance;

III. Submission, discussion and approval, if applicable, of the Company's application of results, including legal reserves. Resolution on payment of a dividend of $0.15 pesos, national currency, per share;

IV. Submission, discussion and approval, if applicable, of the proposal that sets forth the maximum amount for the purchase of the Company's own shares in accordance with the provisions of Article 14 Bis 3, section I of the Securities Market Law together with the report on the guidelines and resolutions of the Board of Directors with respect to the acquisition of the Company's own shares;

V. Decision about the number of persons who make up the Board of Directors of the Company; as well as appointment or ratification, if applicable, of the Board Members, of members who will be secretaries and examiners of the Company, and the determination of their compensation;

VI. Appointment of delegates to enforce and notarize the resolutions adopted at the meeting; and

VII. Reading and approval, if applicable, of the corresponding Minutes.

The shareholders are reminded that, under the terms of the current Bylaws, with the exception of Clause Twelfth, second section of such Bylaws, the Company will only recognize as shareholders those individuals or entities whose names are registered in the Registry

of shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. In order to have the right to attend the meeting, shareholders shall deposit at the Company's offices located at the above mentioned domicile, at least three business days before the Meeting, titles of their shares or deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivery of such documents, shareholders registered before the Registry of Shares will be given the corresponding admission card. Brokerage houses and other institutions that are depositors of INDEVAL shall submit a list including the name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Clause Twenty-First of the Bylaws, attorneys may represent the shareholders in fact, by means of a power of attorney granted before two witnesses. Likewise, in accordance with the provisions of Article 14 Bis 3 paragraph VI of the Securities Market Law, shareholders may be represented by attorneys in fact, by means of a power granted pursuant to certain formalities established by the Company, whose respective formats will be available for the intermediaries of the securities market to evidence the representation of the shareholders, during the term set forth in Article 173 of the General Law of Commercial Companies.

Information mentioned in the Agenda shall be made available to the shareholders at the corporate offices of the Company located at the address previously mentioned, as of the date of this summon until the day prior to the Meeting.

Mexico City, April 7, 2005.
Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

English translation of the summons calling Series "L" shareholders to the Special Shareholders' Meeting, published in the newspaper "Excelsior" on April 9, 2005.

GRUPO POSADAS, S.A. DE C.V.

By resolution adopted by the Board of Directors at their Meeting held January 26, 2004, and pursuant to Articles 181, 183 and other applicable Articles of the General Law of Commercial Companies, in connection with the Twentieth, paragraph c), Twenty-First and other related Articles of the Corporate Bylaws, the Series L shareholders of Grupo Posadas, S.A. de C.V. (the "Company") are convened to attend a Special Shareholders' Meeting for Series L Shareholders that will take place on April 28, 2005 at 10:00 a.m. at the penthouse of the building number 155 of Avenida Paseo de la Reforma, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, in connection with the following:

AGENDA

I. Proposal, discussion and approval, if applicable, to elect the members of the Board of Directors and their respective alternates corresponding to Series L Shares, in accordance with the Corporate Bylaws of the Company and appointment of a special delegate.
II. Resolution, discussion and approval, if applicable, of the corresponding Minutes.

Shareholders are reminded that, under the terms of the current Bylaws, the Company will only recognize as shareholders those individuals or entities whose names are registered in the Registry of Shares or who evidence their capacity as shareholders by complying with the provisions of Article 78 of the Securities Market Law. In order to have the right to attend the meeting, shareholders shall deposit the Company's offices located at the above mentioned domicile, at the latest three business days before the Meeting, titles of their shares or the deposit receipts issued by S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities ("INDEVAL"). Upon delivery of such documents, shareholders registered in the Registry of Shares will be provided with the corresponding admission card. Stock Exchanges and other institutions that are depositors of INDEVAL shall present a list including the name, domicile, nationality and number of shares of the shareholders they represent.

In accordance with Clause Twenty First of the Bylaws, attorneys may represent the shareholders in fact, by means of a power of attorney granted before two witnesses. Likewise, in accordance with the provisions of Article 14 Bis 3 (paragraph VI) of the Securities Market Law, the shareholders may be represented by attorneys, by means of a power granted pursuant to certain formalities established by the Company, whose respective formats will be available for the intermediaries of the securities market to evidence the representation of the shareholders, during the term set forth in Article 173 of the General Law of Commercial Companies.

Mexico City, April 7, 2005
Grupo Posadas, S.A. de C.V.
Mr. Francisco Javier López Segura
Secretary of the Board of Directors

ENGLISH SUMMARY OF THE RESOLUTIONS ADOPTED AT THE ANNUAL GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON APRIL 28, 2005 AT 10: 45 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE*, at 10:45 a.m. on April 28, 2005, the Shareholders and Shareholders' Attorneys in fact, whose names and number of shares they represent are mentioned herein below, met for purposes of holding a General Ordinary Shareholders' Meeting for Grupo Posadas, S.A. de C.V. (the "Company").

As there was a sufficient quorum in accordance with the Law and the Corporate By-laws, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the summons to the Meeting published in the newspaper "Excelsior" on April 9, 2005 which contains the following:

AGENDA

I. Submission, discussion and approval, if applicable, of financial, management and accounting information in accordance with the provisions of Article 172 of the General Law of Commercial Companies, as well as of the By-laws; and of the report of the Examiner of the Company in accordance with the provisions of Article 166 of the same Law, corresponding to the fiscal year ended December 31, 2004, with respect to Grupo Posadas, S.A. de C.V. (the "Company") and approval of the Board of Directors', secretary's and examiner's performance;

II. Submission, discussion and approval, if applicable, of the Auditing Committee Report, in accordance with the provisions of Article 14 Bis 3, section IV, paragraph C of the Securities Market Law and of the Committee's performance;

III. Submission, discussion and approval, if applicable, of the Company's application of results, including legal reserves. Resolution on payment of a dividend of $0.15 pesos, national currency, per share;

IV. Submission, discussion and approval, if applicable, of the proposal that sets forth the maximum amount for the purchase of the Company's own shares in accordance with the provisions of Article 14 Bis 3, section I of the Securities Market Law together with the report on the guidelines and resolutions of the Board of Directors with respect to the acquisition of the Company's own shares;

V. Decision about the number of persons who make up the Board of Directors of the Company; as well as appointment or ratification, if applicable, of the Board Members, of members who will be secretaries and examiners of the Company, and the determination of their compensation;

VI. Appointment of delegates to enforce and notarize the resolutions adopted at the meeting; and

VII. Reading and approval, if applicable, of the corresponding Minutes.

RESOLUTIONS ON THE FIRST ITEM ON THE AGENDA

1. The financial statements and other information presented by the Chairman on behalf of the Board of Directors, corresponding to 2004, were approved.
2. The report of the Examiner of the Company with regard to the financial statements of the Company for the year 2004 were approved.
3. The resolutions adopted and actions taken by the Board of Directors, secretary and examiner of the Company during such fiscal year, were also ratified, releasing them from any liability that may arise from their actions.
4. The financial statements for the year 2004 shall be published in the Official Gazette of the Federation *(Diario Oficial de la Federación)*, as referred to in Article 172 of the General Law of Commercial Companies.

RESOLUTIONS ON THE SECOND ITEM ON THE AGENDA

1. The Report of the Auditing Committee was approved.
2. The resolutions adopted and actions taken by the Auditing Committee were approved and ratified, releasing its members from any liability that may arise from their actions.

RESOLUTIONS ON THE THIRD ITEM ON THE AGENDA

1. The amount of $14,385,000.00 (Fourteen million, three hundred and eighty five thousand pesos) shall be set aside from the majority net income of $287,697,000.00 (Two hundred and eighty seven million, six hundred and ninety seven thousand pesos) registered in the financial statements of the Company for the fiscal year 2004, in order to increase the Legal Reserve, pursuant to the provisions of Article 20 of the General Law of Commercial Companies.
2. a) A profit sharing dividend equivalent to 0.15 Mexican pesos per share to the Company's shareholders in a total amount of $86,172,928.00 (Eighty six million, one hundred and seventy two thousand, nine hundred and twenty eight pesos). These dividends shall be applied to accumulated profits from previous fiscal years as included in the financial statements approved in the First Item of the Agenda.

3. The dividend mentioned above shall be payable as of June 1, 2005 as follows:
   a) In the case of shareholders of the Company holding definitive titles of the Company deposited at INDEVAL, by means of delivering to such entity coupon number 3, and if applicable, upon evidence of legitimate ownership.
   b) In the case of shareholders of the Company holding definitive titles of the Company not deposited at INDEVAL, by means of delivering to such shareholder coupon number 3 and evidencing their shareholder status through the corresponding registration at the issuer's registry of shares.

c) In the case of shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL or exchanged for definitive titles, by means of delivering to such shareholder the provisional certificates which shall be exchanged for definitive titles representing shares of the Company. Such provisional certificates shall be canceled and exchanged for new share titles representative of shares, and coupon 3 shall be collected. Shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL shall evidence their shareholders status by means of their registration at the issuer's registry of shares.

d) Payment of dividends to shareholders whose titles or provisional certificates are deposited at INDEVAL shall be made at the Company's Treasury offices, located at Paseo de la Reforma No. 155, 4th floor, Col. Lomas de Chapultepec, 11000, Mexico, D.F., on business days at regular business hours.

RESOLUTIONS OF THE FOURTH ITEM ON THE AGENDA

1. The Meeting agreed that the maximum amount for the acquisition of the Company's own shares, within the scope set forth by the Securities Market Law, Article 14 Bis 3, section I, shall be thirty per cent (30%) of the Company's accumulated profits. Therefore, the Company shall establish the corresponding reserve.
2. The Board of Directors' report about the Company's policies and resolutions regarding acquisition and placement of the Company's own shares, was thereby approved and Manuel Borja Chico, Gabriel Elías Guzmán and Oliver Iriarte Fuentes were authorized to instruct the purchase and placement of the Company's own shares, whether acting jointly or separately.

RESOLUTIONS ON THE FIFTH ITEM ON THE AGENDA

The Chairman informed those present at the Meeting about the resolution approved at the previously held Series "L" Shareholders Special Meeting by means of which Board Members representing series "L" shares were appointed. The Chairman also presented a proposal made by a group of shareholders that the Board of Directors of the Company's consist of a total of eleven members, as follows:

MEMBERS OF THE BOARD

CHAIRMAN	MR. GASTON AZCARRAGA ANDRADE
Series "A" Shares Members	
FULL MEMBERS	ALTERNATE MEMBERS
MR. GASTÓN AZCARRAGA ANDRADE	MR. JORGE CARVALLO COUTTOLENC
MR. ENRIQUE AZCARRAGA ANDRADE	MR. JAVIER BARRERA SEGURA
MR. PABLO AZCARRAGA ANDRADE	MR. JOSE CARLOS AZCARRAGA ANDRADE
MR. FERNANDO CHICO PARDO	MR. MANUEL BORJA CHICO
MR. JOAQUIN VARGAS GUAJARDO	MR. JOSÉ VARGAS SANTAMARINA

MR. CARLOS LLANOS CIFUENTES	MR. MIGUEL ALEJANDRO GARCIA JARAMILLO
MR. ANTONIO MADERO BRACHO	MR. EUGENIO MADERO PINSON
MR. SERGIO MARISCAL LOZANO	MR. SERGIO MARISCAL CORONA
MR. ELOY CHOUZA AZCARRAGA	MR. RICARDO CHOUZA AZCARRAGA
Series "L" Shares Members	
FULL MEMBERS	
MR. CARLOS BUSTAMANTE ACHONDO	MR. CARLOS BUSTAMANTE AUBANEL
MR. SALVADOR OÑATE ASENCIO	MR. MARIO OÑATE BARRON

It was also proposed to appoint Mr. Fernando Loera Aguilar as Examiner of the Company, Mr. José Javier Goyeneche Polo as Alternate Examiner, Francisco Javier López Segura as Secretary and Ricardo Maldonado Yáñez as Alternate Secretary. These appointed Secretaries are not members of the Board of Directors.

Following discussion among the shareholders and the shareholders' Attorneys in fact, the above proposals were approved by unanimous vote and the following resolutions were adopted:

1. The Board of Directors is made up in the manner mentioned above and the persons appointed as Secretaries and Examiners are as mentioned above. The appointed Members, Secretaries and Examiners accepted their offices, committing themselves to the faithful and loyal fulfillment of their duties, guaranteeing their functions according to the terms set forth in the Company's By-laws. The Board of Directors shall have the powers set forth in Article Sixteen and other related articles of the Company's By-Laws.

2. To set forth as compensation for the Directors, Examiner and Secretary for the fiscal year of 2005, and until the next Annual Ordinary Shareholders' Meeting, for attendance at each Board Meeting, an amount equal to two *centenarios*, prior to the withholding of the corresponding tax. The Alternate Members shall receive the same compensation, but only when they attend Board Member meetings.

3. To hold Board Members, Secretaries and Examiners free and clear of any claim, petition, proceeding or investigation that may be initiated in Mexico or in any country where the Company's shares or titles are registered or traded, including payment of damages, legal fees and other advisors' fees.

RESOLUTIONS ON THE SIXTH ITEM ON THE AGENDA.

Messrs. Gabriel Elías Guzmán, Oliver Iriarte Fuentes, Francisco Javier López Segura and Ricardo Maldonado Yáñez were authorized to jointly or severally execute and submit all documents, certifications and notices and carry out all actions before the National Banking and Securities Commission, Mexican Stock Exchange, Indeval or any public or private entity or institution related to the resolutions adopted at this Meeting and to publish all notices related to the exchange of share titles and/or payment of dividends.

The undersigned, Francisco Javier López Segura, Secretary of the Board of Directors of The Company, certifies that this summary of the Minutes of the above-mentioned meeting is in accordance with the original text of the corresponding minutes.

[signature]

Lic. Francisco Javier López Segura
Secretary of the Board of Directors

English Translation

ENGLISH SUMMARY OF THE RESOLUTIONS ADOPTED AT THE SPECIAL SERIES "L" SHAREHOLDERS' MEETING OF GRUPO POSADAS, S.A. DE C.V., HELD ON APRIL 28, 2005 AT 10:00 A.M.

In Mexico City, Federal District, at the corporate address of GRUPO POSADAS, *SOCIEDAD ANONIMA DE CAPITAL VARIABLE*, at 10:00 a.m. on April 28, 2005, the Series "L" Shareholders and Series "L" Shareholders' attorneys in fact, whose names and number of shares they represent are mentioned herein below, met for purposes of holding a Special Shareholders' Meeting of Grupo Posadas, S.A. de C.V. (the "Company").

As there was a sufficient quorum in accordance with the Law and the Corporate Bylaws, the Chairman declared the Meeting legally convened and therefore the resolutions adopted therein valid, the Secretary read the Summons to the Meeting published in the newspaper "Excelsior" on April 9, 2005 which contains the following:

AGENDA

I. Proposal, discussion and approval, if applicable, to appoint Full Members of the Board of Directors and their respective Alternate Members to be appointed by Series "L" shareholders, according to the Bylaws of the Company and the appointment of a special delegate.

II. Resolution, discussion and approval, if applicable, of the corresponding Minutes.

RESOLUTIONS OF THE FIRST ITEM ON THE AGENDA

The Chairman informed the Series "L" shareholders and their attorneys in fact that in accordance with the Securities Market Law they are entitled to appoint up to two Full Members of the Board of Directors and their corresponding Alternate Members.

Pursuant to the above, a group of Series "L" shareholders proposed to appoint Mr. Carlos Bustamante Anchondo and Mr. Salvador Oñate Asencio as Full Members of the Series "L" shares and Mr. Carlos Bustamante Aubanel and Mr. Mario Oñate Barrón as Alternate Members for the Full Members aforementioned, respectively. Pursuant to prior deliberation of the shareholders and shareholders' attorneys in fact, such proposals were approved by unanimous vote of the members present. Mr. Carlos Bustamante Anchondo and Mr. Salvador Oñate Asencio were and designated as Full Members of the Board and Mr. Carlos Bustamante Aubanel and Mr. Mario Oñate Barrón were designated as Alternate Members, respectively for the aforementioned Full Members.

Likewise, it was unanimously agreed by the Meeting to appoint Mr. Francisco López Segura to inform the General Ordinary Shareholders' Meeting of the Company, which will take

place on April 28, 2005 at 10:45 A.M., of the resolutions adopted of this Meeting in order to formalize the appointment of the Series "L" Members of the Board.

After reading the corresponding Minutes, Mr. Francisco Javier Lopez Segura, Secretary of the Board of Directors of the Company certifies and confirms that the present summary of the Shareholders' meeting is in accordance with the original text of the corresponding minutes.

Mr. Francisco Javier López Segura
Secretary of the Board of Directors.

2004

Una empresa en tiempo real

A real-time company

POSADAS

Conocimiento espontáneo / Marca hotelera con la primera mención

Hotel brand recognition 2004



25
20
15
10
5
0
21
16
10
8
6
3
4
Fiesta Americana
Holiday Inn
Fiesta Inn
Camino Real
Sheraton
Marriott
Hyatt

Mezcla de inventario hotelero por país / cuartos 2004

Hotel room inventory mix by country 2004



1 %
6 %
13 %
80 %

México	13,666
Estados Unidos	1,057
Brasil	2,129
Argentina	173

Mezcla de inventario hotelero por marca / cuartos 2004

Hotel room inventory mix by brand 2004



7 %
13 %
41 %

Fiesta Americana	[illegible]
Fiesta Inn	[illegible]
Caesar Park y Caesar Business	[illegible]
The Explorean	[illegible]
Otros	[illegible]

Cifras relevantes

Selected financial data

Millones de pesos constantes a diciembre de 2004	2004	2003	Variación Real
Ingresos Totales	4,486.6	4,112.7	9.1%
Utilidad de Operación	690.7	553.1	24.9%
Margen de Operación (%)	15.4%	13.4%	1.9 pp
Utilidad Neta Mayoritaria	287.7	146.7	96.0%
Recursos Generados por la Operación	700.2	448.6	56.1%
EBITDA ($)	1,083.4	986.5	9.8%
Pasivo Total / Activo Total	0.59	0.60	
Pasivo Bancario / Activo Total	0.36	0.38	

Hoteles por marca

Hotels by brand

	[illegible]	[illegible]	Fiesta Inn	Caesar Park	Caesar Business	Posadas USA	Otros	Total
México	20	4	47	-	-	-	1	72
E.U.A.	-	-	-	-	-	5	-	5
Latinoamérica	-	-	-	5	7	-	-	12
Total	20	4	47	5	7	5	1	89

Ventas Netas FA Vacation Club (millones de USD)
FA Vacation Club Net Sales



$60
$50
$40
$30
$20
0
$16
$21
$33
$46
$57
2000
2001
2002
2003
2004

Hoteles en desarrollo
Hotels under development



1 (CP)
1 (CB)
3 (FA)
15 (FI)
Fiesta Americana 3
Fiesta Inn 15
Caesar Park 1
Caesar Business 1

Número de socios FA Vacation Club
Number of FA Vacation Club members



15.000
12.000
9.000
6.000
3.000
0
1.281
3.095
5.788
9.165
13.282
2000
2001
2002
2003
2004

Crecimiento Fiesta Inn
Growth: Fiesta Inn



60
50
40
30
20
10
0
29
32
40
47
62*
2001
2002
2003
2004
2005

* Estimado

Programa de lealtad de hoteles socios Fiesta Rewards (miles)
Hotel Loyalty Program Fiesta Rewards Members



1.250
1.000
750
500
250
0
774
924
1.060
1.200
2001
2002
2003
2004

FIESTAMERICANA
HOTELS • RESORTS • SUITES

FIESTAMERICANA Grand
HOTELS & RESORTS

FIESTAMERICANA
VACATION CLUB

FIESTA INN®
HOTELES

CÆSAR PARK
HOTELS & RESORTS

CÆSAR BUSINESS
HOTELS



Estimados accionistas

Como lo anticipamos, el 2004 fue un año decisivo que imponía un fuerte compromiso: poner en pleno funcionamiento procesos, sistemas y herramientas tecnológicas para impulsar la rentabilidad de la compañía y de cada hotel operado bajo sus marcas.

Nuestro equipo no sólo cumplió con ese compromiso, también comenzó a cosechar sus frutos. El crecimiento sostenido, la exposición del Inventario Central en toda la red de distribución, la integridad y optimización de tarifas, Conectum, la solidez de las marcas hoteleras de la compañía, y una estrategia de mercadotecnia y promoción con claros aciertos dieron a Grupo Posadas el valor esperado frente a todos sus mercados y canales de distribución.



GASTÓN AZCÁRRAGA
Presidente
Chairman & CEO

Dear shareholders

As expected, 2004 was a decisive year, especially regarding our commitment to fully implement processes, systems and technological tools that drive profitability for the company and every hotel under its different brands.

Our team has not only met those overriding objectives, but also began harvesting their rewards. Together, sustained growth, integrating Central Inventory with the entire distribution network, rate consistency and optimization, Conectum, strong brands, and on-target marketing gave Grupo Posadas the ability to add value in its markets and distribution channels.

Hoy, la evolución tecnológica ha dotado a la organización de procesos administrativos muy eficientes, facilitando el desarrollo de una estrategia corporativa que busca la rentabilidad y la optimización en el uso de los activos, al tiempo que perfecciona la experiencia del huésped.

Continuando con la estrategia, nuestros equipos de operación hotelera y los Gerentes de Hotel están completamente enfocados hacia la labor más importante: el servicio al cliente. Y así sucede también en todas las demás áreas de la compañía. En la comercial, quizá una de las más complicadas en el proceso de cambio emprendido, el enfoque y la especialización permiten contar con un equipo mejor preparado, más hábil para vender porque entiende y cuenta con las herramientas más adecuadas para "leer" al mercado.

Además, la separación de la función de *pricing* de la de ejecución de ventas está dando magníficos resultados. Por eso, hoy somos capaces de hacer propuestas más claras y atractivas a nuestros clientes, así como de establecer con ellos niveles de conectividad sin precedentes.



New technologies developed by Posadas have provided the group with highly efficient management processes, which in turn, have facilitated the development of a corporate strategy targeting profitability, the optimum use of assets and perfecting the guest experience.

In line with this strategy, not only are our general managers and operating teams at each hotel completely focused-in on customer service, the most important task of all, but the rest of the company is as well. In the commercial area, which was perhaps one of the most complicated in bringing about a 360° change, a refined focus gave us a better prepared, more capable sales team armed with advanced tools for reading the market.

Similarly, separating the pricing function from the sales process generated results that were nothing short of incredible. Thanks to that choice, we can now offer our customers clearer, more timely proposals and unprecedented levels of connectivity.

Así, Grupo Posadas se convierte en una empresa en "tiempo real" en donde la centralización de canales de distribución y puntos de venta, una segmentación más adecuada de sus mercados y el uso de sistemas, que le permiten comercializar su inventario al mejor precio, son hoy una realidad que incide en los resultados.

El gran reto que nos propusimos cuando decidimos invertir en la transformación tecnológica de la compañía ha sido prácticamente alcanzado. De hecho, el uso de las nuevas herramientas tecnológicas exigió en el 2004 un cambio cultural profundo. Éste llevó a nuestro equipo humano a entender plenamente que la organización ha evolucionado: de un modelo tradicional en la industria de la hospitalidad a uno altamente efectivo, basado en soluciones tecnológicas y procesos de negocios que permiten que los equipos de operación hotelera enfoquen todas sus energías en lo más importante. Esto es, entregar el mejor servicio y una gran experiencia a cada uno de sus huéspedes.

El compromiso y el trabajo, el esfuerzo y el entusiasmo que han demostrado los colaboradores de Grupo Posadas para llevar a buen puerto este proyecto son, sin duda, los ingredientes que determinaron el éxito, haciendo posible que la compañía se reinventase a sí misma para enfrentar el futuro con nuevas fortalezas.

En ese futuro se inscribe también la acción de Fundación Posadas, creada en noviembre de 2004 para institucionalizar los programas de comunidad social de Grupo Posadas. Con su labor no sólo se busca profundizar nuestro papel como empresa socialmente responsable, también queremos que nuestros colaboradores tengan un motivo más para sentirse orgullosos de ser parte de ella.

Today Grupo Posadas is a "real-time" company, an organization whose concentration of distribution channels and points of sale, more effective market segmentation, and use of systems that let it sell inventory at the right price, have an immediate impact on its bottom line.

The challenge we set for ourselves when deciding to invest in the company's technological transformation has nearly been accomplished. For our entire team to assimilate this evolution, a profound cultural change was needed in 2004. This demanded a shift from a traditional hospitality model to a more effective one driven by high-tec solutions and business processes that enable hotel operating teams to focus their energy on what is most important: Delivering the best service and a great experience for every guest.

The tireless commitment, effort and enthusiasm shown by our people in bringing this project to safe ground have been key in determining its success and allowing the company to reinvent itself for a future with newfound strength.

An important part of this future is Fundación Posadas. Created in November 2004 to institutionalize the Group's community outreach programs. This none-profit organization efforts seek to extend the Posadas role as a socially responsible organization, as well as offer employees an added reason for feeling proud to be a part of the company.

En aperturas, un año récord

Grupo Posadas alcanzó una meta largamente acariciada: abrir 12 hoteles a lo largo del año. Esto es, uno cada mes. Hoy, cuenta con un sistema hotelero conformado por 89 hoteles, cifra que nos acerca y nos motiva a lograr otro gran objetivo: alcanzar el centenar de hoteles, número que podríamos reportar muy pronto, tomando en cuenta que en lo que va del 2005 ya se ha verificado la apertura de tres nuevos Fiesta Inn en México: Fiesta Inn La Paz, Fiesta Inn Poza Rica y Fiesta Inn Torreón.

Las aperturas del 2004 -que comprenden siete Fiesta Inn y dos Fiesta Americana en México, un Caesar Park y dos Caesar Business en Brasil-, otorgan a nuestras marcas una mejor distribución y balance. Concretamente, la apertura del nuevo concepto Fiesta Americana Grand Aqua Cancún, no sólo balancea el portafolio de hoteles de la compañía, también reposiciona a la marca en un destino importante con un producto nuevo, vanguardista y muy atractivo.

En Sudamérica, la reingeniería del inventario llevada a cabo en el 2003, las aperturas de Caesar Park y Caesar Business Sao Paulo Faria Lima, y del Caesar Business Sao Paulo, ya otorgan mayor presencia a estas marcas y a Posadas, en Brasil.

Hay que destacar un año más de crecimiento (18%) en las ventas del club vacacional. Este resultado nos llevó a terminar la conversión de Fiesta Americana Cancún a la fórmula de Fiesta Americana Vacation Club y a comenzar la de Fiesta Americana Condesa Acapulco. Puesto que los inventarios se han vendido ya en un alto porcentaje, en el 2005 iniciará la nueva etapa del Club en Fiesta Americana Grand Los Cabos.

A record year for openings

In 2004, the Group achieved a long sought after goal: to open 12 hotels a year, or an unprecedented average of one per month. Today Posadas operates 89 hotels, which motivates us to reach yet another major goal: 100 hotels. This is something we could actually be reporting very soon, especially considering Fiesta Inn has already opened three hotels in Mexico during 2005: Fiesta Inn La Paz, Fiesta Inn Poza Rica and Fiesta Inn Torreon.

The opening of seven Fiesta Inns and two Fiesta Americanas in Mexico, and one Caesar Park and two Caesar Businesses in Brazil in 2004 rounded out our brands in terms of mix and location. In particular, Fiesta Americana Grand's launch of its new concept, Fiesta Americana Grand Aqua Cancun, evened out the company's hotel portfolio while repositioning the brand with a fresh and unique product in a highly competitive market.

In South America, the reengineering of inventory in 2003, the openings of Caesar Park and Caesar Business Sao Paulo Faria Lima and Caesar Business Sao Paulo Paulista, have definitely given both brands and Posadas a greater presence in Brazil.

Concerning growth, we are pleased to report another year of noteworthy progress in the Vacation Club (18%). This result convinced us to complete the conversion of Fiesta Americana Cancun to the vacation ownership formula and then to start on Fiesta Americana Condesa Acapulco. Given that a significant portion of inventory has already been sold, in 2005 a new phase will also begin at Fiesta Americana Grand Los Cabos.

Confianza del inversionista

Durante el periodo que se reporta, la constante afluencia de turismo extranjero impulsó los resultados de los hoteles de playa. Los de ciudad, por su parte, vieron repuntar sus niveles de ocupación a medida que avanzaba el año. Así, el incremento en la demanda, una mayor calidad de venta, la aplicación de la mejor tarifa disponible en todos los canales, una mayor agresividad comercial y la fortaleza de nuestras marcas permiten reportar un año cuyos resultados refrendan la confianza de los accionistas.

En 2004, los ingresos totales de Grupo Posadas alcanzaron los $4,486.6 millones de pesos, y el margen de operación fue de 15.4%, 1.9 puntos superior al del 2003. También, y de la misma manera que ocurrió el año anterior, los resultados y el nuevo crecimiento de ventas en Fiesta Americana Vacation Club impactaron positivamente el EBITDA de la compañía, que alcanzó los 1,083.4 millones de pesos, cantidad que superó en 10% la reportada un año antes.

El área financiera realizó en octubre la exitosa colocación de 150 millones de dólares de títulos de deuda *senior* a siete años, indudablemente una de las acciones más importantes. Con esta emisión mejora el perfil de la deuda de la compañía, colocando prácticamente el 90% a largo plazo.

Se confirma así la solidez financiera de Grupo Posadas y el interés del mercado inversionista en bonos de países emergentes y compañías que han sabido evolucionar, como es el caso de la nuestra.

Investor confidence

For the year being reported, our resort hotels significantly benefited from the recovery of international travel. Our city hotels also saw a rise in occupancy. Increased demand, better quality sales and yield, a more aggressive business approach and greater brand equity strengthened investor and shareholder confidence.

Grupo Posadas' registered 4,486.6 million pesos in total revenue for 2004, and an operating margin of 15.4%, or 1.9 percentage points above 2003. Continuing the upward trend from the previous year, Fiesta Americana Vacation Club's growth in sales had a positive impact on our EBITDA, which reached 1,083.4 million pesos, a 10% increase compared to 2003.

In the area of finances, a US$150 million, 7-year senior debt bond offering was unquestionably one of the most noteworthy events of the year. This placement significantly improved the company's debt profile, converting nearly 90% to long term.

With this, Grupo Posadas' financial solidity was reconfirmed, as was the investment market's interest in emerging countries and companies that have proven their ability to adapt, as we have.

2005, Tiempo de cosecha

Así, con el apoyo y la agilidad que hoy prestan los sistemas y las herramientas tecnológicas en las que se ha invertido, el equipo de Posadas está construyendo una nueva fortaleza: mayor velocidad en su capacidad de respuesta.

De ahí la seguridad de que en el momento en que la economía mexicana y la brasileña alcancen mayores ritmos de crecimiento, el aceleramiento de la actividad económica se verá traducida muy rápidamente en resultados para Grupo Posadas, incluso en un ambiente mucho más competido. Marcas fuertes, con productos y programas claramente dirigidos al consumidor; sistemas y herramientas orientadas a la reducción de costos y a la rentabilidad; una plataforma tecnológica que asegura el manejo acertado del inventario y la venta del último cuarto disponible a la mejor tarifa, son argumentos poderosos que consolidan la fórmula de liderazgo que se proyectó.

Por ello, para el 2005 y el 2006 las prioridades de la compañía están enfocadas en pocas cosas pero fundamentales para la obtención de resultados que serán la cosecha de lo que comenzó a sembrarse hace dos años. También será el momento de constatar que la transformación de la compañía valió la pena.

Los objetivos fueron, desde siempre, competir mejor y alcanzar mayores índices de rentabilidad. Hoy, tras vivir un cambio cultural ejemplar, el equipo humano de Grupo Posadas cuenta con todo el apoyo para continuar ganando batallas. Respaldado por la confianza de propietarios y accionistas, ese equipo no sólo dispone de las mejores armas para enfrentar las actuales condiciones de competencia, también tiene la confianza que otorga la posibilidad de enfocarse en un 100% en lo que mejor sabe hacer: brindar servicios hoteleros que generan siempre, excelentes experiencias para el huésped.

2005 – *Harvest time*

Posadas is developing a faster response capability thanks to its investment in state-of-the-art technological tools and systems.

Now, even in a much more competitive environment, once Mexican and Brazilian economies improve, Grupo Posadas will be in a position to quickly capitalize on new opportunities. Strong brands with products and programs clearly targeting the consumer; systems and tools oriented toward reducing costs and increasing profitability; a technological platform that assures the sale of the last room available at the best rate, have been crucial in consolidating our leadership.

The company's agenda for 2005 and 2006 will be to only focus on a few key priorities and on harvesting what we started planting two years ago. There will come a time when the results will show that the company's transformation process was well worth the effort.

In summary, the year's objectives were to be more competitive and more profitable. After going through a challenging cultural change, today Grupo Posadas' team has the support it needs to continue winning battles. Bolstered by owner and shareholder confidence, our team not only has the best tools for dealing with the current competitive situation, but also the reassurance needed to fully focus on what they do best: Offer hotel services that create distinctive guest experiences.

GASTÓN AZCÁRRAGA
Presidente
Chairman & CEO



en finanzas

...Rentabilidad y salud financiera

finances *...Profitability and financial health*

Resultados clave

- *9% de crecimiento en ingresos consolidados*
- *Aumento de 10% en el EBITDA*
- *Colocación de títulos por 150 millones de dólares*
- *Mejora sustancial en el perfil de la deuda*

Key results

- *9% growth in consolidated revenue*
- *10% increase in EBITDA*
- *Successful $150 million bond placement*
- *Substantial improvement in debt profile*



Resumen 2004

Financial highlights 2004

Millones de pesos [illegible] a diciembre de 2004 (Millions of December [illegible] 2004 pesos)	
Ingresos Totales Total Revenue	[illegible]
Utilidad de Operación Operating Income	[illegible]
Margen de Operación [illegible] Operating Margin [illegible]	[illegible]%
EBITDA [illegible] EBITDA [illegible]	[illegible]



En el 2004, observamos un mayor dinamismo económico (particularmente hacia la segunda mitad del año) que, sumado a los primeros frutos de la nueva plataforma tecnológica de la compañía, se tradujeron en un crecimiento de 9% en los ingresos y de 10% en el EBITDA.

En el ejercicio, Grupo Posadas reporta ingresos totales por 4,486.6 millones de pesos y un EBITDA de 1,083.4 millones de pesos. Por su parte, la utilidad de operación -de 690.7 millones de pesos- registró un incremento de 24.9% con respecto a la reportada en 2003, mientras que el margen de operación creció en 1.9 puntos porcentuales.

Puesto que las tareas esenciales apuntaban a continuar asegurando la estabilidad financiera, mejorando el perfil de la deuda y consolidando su balance, indudablemente el acontecimiento financiero más importante fue la exitosa colocación, en octubre, de 150 millones de dólares en títulos de deuda senior al 8.75%. Estos títulos -con vencimiento en el 2011- están garantizados por las principales subsidiarias al 100% de la compañía y cuentan con una calificación global de Ba3 por parte de Moody's, y BB- de Standard and Poor's.

In 2004 we benefited from a stronger economy, particularly during the second half of the year. Combined with the company's new technological platform, this translated into an 9% rise in total revenue and 10% in EBITDA.

During the period, Grupo Posadas reported total revenue of 4,486.6 million pesos and EBITDA of 1,083.4 million pesos. Operating profit, which reached 690.7 million pesos, improved 24.9% compared to the previous year, while our operating margin increased 1.9 percentage points compared to 2003.

Given that finance's essential tasks were aimed at continuing to assure the company's financial stability, improving its debt profile and consolidating its balance sheet, the most important financial event of the year was undoubtedly the successful offering of US$150 million in senior debt bonds at 8.75%. These notes, which mature in 2011, are guaranteed by the company's main subsidiaries and have a global rating of Ba3 by Moody's and BB- by Standard and Poor's.

EBITDA
(millones de dólares)
(millions of dollars)


100
80
60
40
20
0
61.9
77.8
91.1
94.0
88.9
84.8
97.2
1998
1999
2000
2001
2002
2003
2004

Las condiciones en las que se concluyó esta operación -ampliamente sobre suscrita- vuelven a demostrar la confianza del mercado inversionista internacional en una compañía con la trayectoria de Grupo Posadas. Los recursos obtenidos a través de ella se destinaron a prepagar otros créditos que, por sus condiciones de plazo, tasa o garantía, resultaban menos atractivos para la compañía. Al final, el resultado fue la ampliación del plazo promedio de la deuda de 2.6 años a 4.7 años, 54% a tasa fija y 72% sin garantías. Este perfil de deuda amplía la flexibilidad financiera de Grupo Posadas.

A diciembre de 2004, con una deuda neta de 324.8 millones de dólares -2.6 millones menor a la registrada en el 2003-, la razón deuda neta/EBITDA es de 3.4 veces, y la cobertura de intereses (medida como EBITDA entre intereses) de 3.6 veces, cuatro décimas arriba del nivel registrado el año anterior.

Al igual que en 2003, Grupo Posadas volvió a responder a la confianza que durante muchos años se ha depositado en la compañía, pagando un dividendo de cinco millones de dólares a sus accionistas.

Así pues, la fortaleza financiera y el liderazgo en el mercado confirman una vez más la confianza de nuestros inversionistas, impulsando al mismo tiempo el crecimiento. Esa confianza es la que estuvo detrás del éxito de los títulos emitidos; derivó en 12 aperturas en el 2004, cifra récord en la historia de la compañía; y también explica la significativa inversión de terceros en nuevos hoteles que hoy contribuyen a fortalecer un inventario que, a diciembre de 2004, ya cuenta con 89 hoteles y 17,000 habitaciones.

En el futuro, seguiremos trabajando para mantener esta confianza y, así, continuar aumentando la presencia y fortaleza de las marcas hoteleras de Grupo Posadas en Latinoamérica.

The way this operation was culminated -widely oversubscribed- serves to demonstrate the investment market's confidence in Grupo Posadas' future. The proceeds obtained from this bond offering were destined to prepay other loans that, because of their terms, rates or guarantees, were less attractive for the company. In the end, the average debt term was extended from 2.6 years to 4.7 years, 54% at a fixed rate and 72% unsecured. This debt profile significantly improved Grupo Posadas' financial flexibility.

With a net debt of US$324.8 million as of December 31, 2004, US$2.6 million less than in 2003, our net debt to EBITDA ratio was 3.4, and the interest coverage (measured as EBITDA divided by interest paid) was 3.6 times, four tenths above the level registered the previous year.

As in '03, Grupo Posadas again responded to the confidence its shareholders have placed in the company for many years by paying out US$5 million in dividends.

The company's financial strength and market leadership once again gave reassurance to our investors while driving growth. This same trust is what was behind the success of the bond offering, the record 12 openings in 2004, and the significant investment by third parties in new hotels that today are strengthening an inventory that, as of year's end, consisted of 89 hotels and 17,000 rooms.

In the future we will continue working to maintain this trust and to increase the presence and strength of Grupo Posadas' hotel brands in Latin America.





en operación

...Enfoque que se convierte en resultados

operation *...Result generating focus*

Operación hotelera

En el 2004 Grupo Posadas continuó perfeccionando su función esencial: alcanzar una impecable operación hotelera que permita crear una ventaja competitiva y un servicio enfocado a la promesa hecha al huésped.

Es posible reportar un buen año en cuanto a los resultados de la operación y los niveles de satisfacción del huésped. Y es que quienes tienen la responsabilidad de entregar el servicio, mantener el producto en óptimas condiciones y administrar el recurso humano para lograr las metas propuestas, tienen hoy claras sus prioridades y entienden la importancia de su impacto en las utilidades y los resultados.

En el 2004 y precisamente en lo que hace a los resultados, la optimización de tarifas (OPI) -sistema que asigna precios en forma dinámica a cada cuarto vendido, de acuerdo con la demanda esperada en la plaza y patrones de estancia más rentables para cada hotel- ha sido una herramienta fundamental para la operación.

La información incorporada al sistema -que trabaja de la mano de operaciones- permite dominar mejor las curvas de demanda del mercado, aprovechar oportunidades y, por ende, incidir en los resultados.

Hotel operations

In 2004 Grupo Posadas continued to perfect its core objective: to develop a competitive advantage through an immpecable hotel operation and by providing the level of service that fulfills our brand promise.

Due to this we can report good results for the year in terms of operations and guest satisfaction. A direct consequence of now having a clear understanding of our priorities and their impact on profits and results.

The optimization of rates and inventory – a system that automatically prices rooms based on the expected demand and most profitable booking patterns for each hotel – has been a fundamental tool for the business.

The information fed into the system, which works hand in hand with operations, allows us to better forecast demand, capitalize on opportunities, and improve results.

Crecimiento Fiesta Inn
Growth: Fiesta Inn


No. Hoteles / No. Hotels
60
50
40
30
20
10
0
29
32
40
47
62*
2001
2002
2003
2004
2005

* Estimado.
* *Estimate.*

Para continuar cosechando resultados en el 2005, los planes de la compañía apuntan a:

• Aprovechar cada día mejor los sistemas y herramientas desarrollados

• Seguir impulsando el crecimiento, desarrollo y evolución de Fiesta Inn, que la consolida como la marca hotelera de más rápido crecimiento, con 47 hoteles en operación.

• Consolidar la eficiencia alcanzada por Fiesta Americana en la generación de ingresos; los cuales han sido optimizados gracias a la conformación de un producto superior y una fórmula de ventas que permite un mejor balance entre los distintos segmentos de mercado.

• Afinar la dirección de la expansión en Sudamérica, en donde se observó un muy buen año para hoteles como Caesar Park Ipanema, en Río de Janeiro (Brasil), y Caesar Park Buenos Aires (Argentina). Además, la reingeniería realizada en el 2003 -que incluyó nuevas propiedades y remodelaciones- construyó un inventario más sólido, integrado por productos de alta calidad y excelentes ubicaciones.

En el 2005 la tarea es seguir incrementando los ingresos, lograr mejores resultados en alimentos y bebidas, y capitalizar la fuerza de la compañía en el segmento de grupos. Para ello, habrá que ser muy acertados en la interpretación de los indicadores que hoy arrojan sistemas de información más finos y, con ellos, identificar cómo podemos impulsar los niveles de rentabilidad de cada hotel y centro de consumo.

To continue harvesting similar results in 2005, the company's plans point to:

• *Take advantage of the tools that have been developed*

• *Continue driving the growth, development and evolution of Fiesta Inn, consolidating it as the fastest growing brand, with 47 hotels.*

• *Build on Fiesta Americana's ability to maximize revenue*

• *Fine-tune the direction of our expansion in South America, where we had a very good year with properties such as Caesar Park Ipanema in Rio de Janeiro (Brazil) and Caesar Park Buenos Aires (Argentina). Moreover, the re-engineering process of 2003, which included new openings and renovations, built a more solid inventory of high-quality products in excellent locations.*

• *Increase food and beverage revenue*

• *Leverage Posadas' strength in the US and domestic meeting & incentives market segment.*



Talento humano
...Para satisfacer al cliente

En materia de desarrollo del talento humano de Grupo Posadas, el saber exactamente qué hacer y cómo hacerlo, sumado a la constante detección de áreas de oportunidad gracias al sistema de aseguramiento de calidad, están generando una inversión dirigida y mucho más efectiva en materia de capacitación. También han permitido centrar programas de desarrollo y capacitación alrededor de tres ejes fundamentales:

• Lineamientos de operación enfocado en: programas y herramientas que impulsen la prestación de un mejor servicio; y planes de desarrollo por puesto que apuntan al cultivo de talentos y habilidades que permitan el crecimiento profesional dentro de la organización.

• Servicio, con un enfoque de satisfacción total al huésped

• Liderazgo


FIESTA INN

Human capital
...Satisfying the customer

In terms of developing human talent at Grupo Posadas, knowing exactly what to do and how to do it, has led to efficient investments in need-specific training. This has also allowed us to build programs around three basic areas:

• *Operating Guidelines, on programs and tools*

• *Service, with a total focus on guest satisfaction*

• *Leadership*



Resultados cla

- 40% [illegible]
- [illegible]
- [illegible]
- [illegible]

Key results

- *90% Guest Satisfaction for Fiesta Americana and 88.5% for Fiesta Inn*
- *Total focus on the operation and results*
- *10% savings in operating costs*
- *Sustained trend toward excellent service*

A nivel gerencial, el establecimiento de las prioridades en operación y servicio han derivado en el trazo de un perfil más fino para el Gerente de Hotel de Grupo Posadas y de una total especialización para sus equipos de operación. Y es que ahora que la casa está escrupulosamente ordenada, es posible acceder a mayores niveles de detalle.

Hoy, el Gerente de Hotel y los equipos de operación orientan sus energías al cuidado de la propiedad, al estricto cumplimiento de los estándares de servicio, al contacto con su equipo y con el cliente, y a la entrega de la promesa que cada marca ha hecho al huésped.

Con un mejor equipo de Gerentes de Hotel y una sana competencia interna, Grupo Posadas fortalece una de sus ventajas competitivas: el talento de su capital humano. Ese equipo fortalece su labor en una plataforma tecnológica que potencia sus capacidades como nunca antes para realizar sus tareas más importantes: cumplir con el cliente e impulsar los resultados del negocio.

At management level, establishing hotel operation and service priorities has led to the creation of a refined profile for Posadas' general managers and a complete specialization for their operating teams. With the house scrupulously tidy, we can now aspire to higher levels of detail.

Today our general managers and their operating teams can focus their energies on property maintenance, the strict compliance with service standards and conexion with teams and customers, as well as ensuring that each brand's promise to its guests is honored.

With a better team of hotel managers and healthy internal competition, Grupo Posadas has strengthened one of its competitive advantages: the talent of its human resources. This team now has a technological platform that supports its most important tasks like never before: to meet the customer's needs and to improve business results.



Prometeo
...Camino a un servicio de excelencia

Con un mínimo de dos evaluaciones al año, Prometeo -el sistema de aseguramiento de calidad de Grupo Posadas- es hoy una herramienta fundamental para cumplir con la promesa de servicio hecha al huésped. También está guiando con mayor precisión la definición de programas esenciales de desarrollo y capacitación de nuestros hoteles.

En el 2004 puede apreciarse una significativa mejora continua y una tendencia sostenida a cero defectos en los indicadores más importantes: limpieza, servicio a huéspedes y estándares físicos. El camino a la excelencia se aprecia en Fiesta Americana, Fiesta Inn y Caesar Park, marca donde el sistema se implantó en el 2001.



Prometeo
...On the road to impeccable service

With at least two evaluations per year, Prometeo – Grupo Posadas' quality assurance system – is today a basic tool for assuring our service promise to our guests. It is also offering greater precision in defining the programs that are essential for development and training in our hotels.

In 2004 we observed continuous improvement and a sustained trend towards flawless service execution trend in the areas most important to our guests: cleanliness, customer service, and compliance with hotel standards. This commitment to excellence is evident at all levels of Fiesta Americana, Fiesta Inn and Caesar Park, where the system was introduced in 2001.

Fiesta Americana Vacation Club ...Éxito confirmado

Con un total de 13,282 socios al terminar el año (un crecimiento superior al 44.9% con respecto a 2003), Fiesta Americana Vacation Club continuó siendo uno de los negocios más exitosos para Grupo Posadas. En el 2004 las ventas netas del club vacacional alcanzaron los 57 millones de dólares, cifra que representa un incremento de 23.9% con respecto a los resultados del ejercicio anterior y confirma la decisión de continuar la expansión de este gran negocio de Grupo Posadas.

En ese marco terminó la conversión del 100% de la propiedad de Cancún al concepto de FAVC y comenzó la de Fiesta Americana Condesa Acapulco (Fiesta Americana Vacation Club Acapulco), donde se han remodelado cinco pisos que comprenden 55 villas de una, dos y tres recámaras, cuya comercialización arrancó en diciembre. También iniciará en 2005 la tercera etapa del club en Fiesta Americana Grand Los Cabos, hotel y club vacacional, que sumará 78 villas más a su oferta.

Ventas Netas FA Vacation Club
(millones de USD)
FA Vacation Club Net Sales
(USD millions)


$60
$50
$40
$30
$20
0
$16
$21
$33
$46
$57
2000
2001
2002
2003
2004

Número de socios FA Vacation Club
Number of FA Vacation Club members


15,000
12,000
9,000
6,000
3,000
0
Socios / Members
1,281
3,095
5,788
9,165
13,282
2000
2001
2002
2003
2004

Fiesta Americana Vacation Club ...Proven Success

With 13,282 members at the end of 2004, representing a 44.9% increase over 2003, Fiesta Americana Vacation Club continued to be one of Grupo Posadas' most successful businesses. Net sales for 2004 were US$57 million, or an 23.9% year to date increase, which more than justified the decision to go forward with expanding this lucrative concept.

Once the Cancun property was totally converted to vacation club villas, Fiesta Americana Condesa Acapulco followed, where five floors have already been converted into 55, one-,two- and three-BR villas. Sales there began in December. In addition, the Club's third phase will begin at the Fiesta American Grand Los Cabos Hotel & Vacation Club in 2005, this will add 78 more villas to the total inventory.

La innovación del 2004:
Fiesta Americana Grand Aqua Cancún

Indudablemente, la gran apertura del año fue la de Fiesta Americana Grand Aqua Cancún. Un resort ubicado en la serenidad del Caribe con espacios lúdicos en donde podrá sentir plenitud, libertad, armonía y un confort único. Un sitio donde rige la experiencia sobre la estancia.

Su arquitectura modernista ofrece servicios de primer nivel, *Bose® home theater* en las suites, menú de ocho almohadas, aromaterapia y detalles perceptibles. El Spa Aqua es un concepto exclusivo que mezcla tonos asiáticos con mayas; un santuario para el descanso.

Fiesta Americana Grand Aqua tiene una gastronomía excepcional. El restaurante Siete de Patricia Quintana, el restaurante Azur de Franco Maddalozzo y el restaurante MB de Michelle Bernstein, reconocida como la mejor chef mujer en Estados Unidos.

Por eso, Fiesta Americana Grand Aqua Cancún es un motivo para celebrar los frutos de un trabajo en equipo en el que todas las áreas invirtieron talento y conocimiento. Hoy, este nuevo hotel fortalece el posicionamiento de Grupo Posadas como una organización que innova, que busca reinventarse y refrescar sus marcas, continuamente.


Chefs:



Fiesta Americana Grand Aqua Cancún: The innovation for 2004

The most awaited opening of the year was undoubetdly Fiesta Americana Grand Aqua Cancun. Located along one of the Caribbean's most pristine beaches, the resort stands for plentitude, freedom, harmony and unmatched comfort -- a place where the excellent service that distinguishes the chain is ever present.

The hotel's contemporary design offers first-class service, Bose® home theater systems in suites, an eight option pillow menu and aromatherapy. The Aqua Spa is a unique concept in Cancun, mixing Asian with Mayan techniques into a sanctuary of rest.

Fiesta Americana Grand Aqua has the three finest gourmet restaurants on the island: Siete by Patricia Quintana, Azur by Franco Maddalozzo and MB by Michelle Bernstein, renowned as the best female chef in the United States.

Fiesta Americana Grand Aqua Cancun is motive for celebrating the type of teamwork that positions Grupo Posadas as an organization that continually innovates, seeks to reinvent itself and refresh the image of its brands.

Conectum
...Administrar con resultados

Administrar el negocio con mejores fórmulas que impulsen la rentabilidad y garanticen mayores niveles de competitividad en el futuro comenzó a ser una realidad en el 2004. El funcionamiento de Conectum - Centro de Procesamiento de Transacciones Contables y Administrativas- en los hoteles de la compañía desencadenó un profundo cambio cultural, que debía asimilar la migración de un modelo distribuido hacia uno centralizado y de servicios compartidos.

Este año, el paso más importante para cimentar los logros de Conectum fue, precisamente, ese cambio cultural. Esto es, que nuestra gente adoptara una forma distinta de hacer las cosas, y que viera en la nueva herramienta mucho más que un simple sistema contable administrativo.

Con un apoyo y un gran compromiso por parte del equipo de Directores Regionales y Gerentes de Hotel de Posadas, la administración del cambio fue un proceso intenso pero definitivamente exitoso en toda la compañía, cuyos miembros entienden hoy que disponen de una valiosa herramienta de gestión gerencial para la toma de decisiones en el día a día, y que aprovecha la gran escala de hoteles para mejorar los márgenes de rentabilidad.

En pleno funcionamiento en más de 50 hoteles, Conectum constituye un verdadero caso de éxito, no sólo porque se implantó en un tiempo récord, sino por los valores que genera a la operación de la compañía.

Conectum
...Result-based management

The idea of running the business on the basis of improved formulas aimed at increasing profitability and achieving a higher degree of competitiveness in the future became a reality in 2004. The introduction of Conectum (Instant-Communication and Presence-Control Technology) in the company's hotels brought about a far-reaching cultural change accompanied by the challenge of assimilating this switchover to a centralized model with shared services.

The most important step taken by the company this year in terms of consolidating Conectum's achievements was precisely that cultural change, that is, for our people to buy into a state-of-the-art tool that is much more than just another accounting system.

Conectum reside en Morelia y está conectado a una plataforma de Oracle en Austin, Tx.
Conectum is hosted at Oracle in Austin, Texas.


Hotel
1
2
3
4
x
Conectum
Oracle
Austin, Tx.

Actualmente, el cambio en el modelo de operación hotelera permite administrar a partir de "información inteligente" cuya calidad mejora en forma permanente. Para asegurarlo, el Comité de Usuarios -integrado en el 2004- evalúa el nivel del servicio de Conectum, alimentando procesos de mejora continua y avances permanentes en la calidad de la información que se obtiene.

Gracias a Conectum, cada nuevo hotel que se suma a la operación de Grupo Posadas no sólo cuenta con una herramienta que lo hace más productivo, también le permite capitalizar importantes economías de escala, al tiempo que ve sensiblemente reducidos sus costos contables, tecnológicos y administrativos. Todos estos argumentos hacen aún más atractivo el que Posadas respalde y opere los hoteles.

Ahorros en Gastos de Administración y Recursos Humanos
Costs Savings in Administration and Human Resources



200
190
180
160
150
140
0
203
195
194
190
186
2001
2002
2003
2004
2005

Pesos por cuarto ocupado
Mexican pesos per occupied room



150
125
100
75
50
25
0
129
120
119
118
117
2001
2002
2003
2004
2005

Pesos por cuarto disponible
Mexican pesos per available room

Thanks to the outstanding support and commitment of Grupo Posadas' team of Regional Directors and Hotel Managers, implementing this change has been an intense yet successful process. Employees are now aware that they have a real-time management tool to aid day-to-day decision-making.

Fully operational in over 50 hotels, Conectum is a real success story, not just because it was implemented in record time, but for the value it generates for the company's administration.

The change in the hotel operating model now provides decision makers with ever-improving "intelligent information." To guarantee this, the Users Committee, set up in 2004, evaluates the level of service provided by Conectum through continuous improvement in processes and quality of information.

Thanks to Conectum, each new hotel managed by Grupo Posadas' operation not only has use of a tool that guarantees greater levels of productivity, but that also allows it to capitalize on unprecedented economies of scale while significantly reducing accounting, technological, and administrative costs.

Así, la rapidez y eficiencia con la que hoy se integra un nuevo hotel al modelo y a la cultura de administración de Grupo Posadas, está constituyendo una gran ventaja competitiva. La cual, se suma a la enorme agilidad del sistema para hacer que información y datos que antes tomaba semanas recabar, hoy se encuentren disponibles en tiempo real.

Mayor control presupuestal, la posibilidad de hacer *benchmarking* más preciso entre hoteles, la elaboración de presupuestos a partir de una mejor información, son hoy realidades que no sólo permiten medir más acertadamente el desempeño de cada hotel y de todo Grupo Posadas, también hacen posible alcanzar ahorros, economías de escala, niveles más altos de productividad, así como tomar mejores decisiones de manera más ágil. En resumen, convertir información en verdadero conocimiento para impulsar la rentabilidad del negocio y cosechar resultados.

Resultados clave

- *Cambio cultural al 100%*
- *Construcción de una nueva y duradera ventaja competitiva*
- *Reducción de 15% en gastos administrativos*
- *50% mayor productividad en colaboradores*
- *58% de hoteles conectados a Conectum*

Key results

- *100% cultural change*
- *Creation of a new and lasting competitive advantage*
- *15% reduction in administrative expenses*
- *50% higher productivity among collaborators*
- *58% of hotels already part of Conectum*

The fluidity, transparency and ease that now characterize the incorporation of a new hotel into the Grupo Posadas management model and culture amount to a major competitive advantage. This advantage, along with the system's increased agility, makes it possible to access information in real time – the same information and data that previously took weeks to harvest.

Increased budgetary control and the ability to make more accurate benchmarks among hotels, as well as to prepare budgets based on more precise data, are now a reality. This, in turn, allows for a more accurate assessment of the performance of each hotel and Posadas as a whole, providing opportunities for savings, economies of scale and higher productivity levels, and faster decision-making.
In short, information is turned into real knowledge to boost the profitability of the business and cash in on results.

Programa de lealtad de hoteles socios Fiesta Rewards (miles)
Hotel Loyalty Program Fiesta Rewards *(thsds)*


Miles de socios / Thsds. of members
1,250
1,000
750
500
250
0
774
924
1,060
1,200
2001
2002
2003
2004


Ventajas competitivas

Los esfuerzos de la franquicia apuntaron, como siempre, al fortalecimiento de tres ventajas competitivas fundamentales: nuestras marcas, la red de distribución y su plataforma tecnológica, y su programa de lealtad Fiesta Rewards.

Durante este ejercicio, y al pasar del proceso de diseño e implantación, al de operación, el Inventario Central se erigió, definitivamente, en la gran forltaleza de la franquicia de Grupo Posadas. Esta ventaja le permite exponer de forma más productiva su inventario, disminuir sus costos de distribución, así como administrar tarifas y disponibilidad de una forma consistente y centralizada.

Posibilita, además, una comunicación en línea con quienes participan en el proceso de ventas, al tiempo que expone el inventario de cuartos noche en todos los canales en tiempo real.

La capacidad y la velocidad de respuesta que otorga a la compañía esta ventaja competitiva única abren el camino a la práctica de un modelo de negocios más eficiente, eliminando procesos intermedios y reduciendo la dependencia de canales de distribución más costosos. Hoy es una realidad vender las habitaciones de nuestros hoteles al mejor precio, en el mejor momento y en todos los canales.

En este contexto, la Central de Reservaciones aumentó su contribución promedio un 80% de 2003 a 2004, al tiempo que sus índices de conversión subieron de 40 a 50%, y el costo por reservación se redujo en un 20%.

Así como el Inventario Central constituye hoy la gran ventaja competitiva para la franquicia, Fiesta Rewards -el programa de lealtad de los hoteles Fiesta Americana y Fiesta Inn- es, sin duda, el activo más importante de sus hoteles de ciudad. Fiesta Rewards contribuye con el 30% de ocupación en Fiesta Americana, y con el 34% en Fiesta Inn.

As always, the efforts of franchise services division were oriented toward strengthening three key competitive advantages: our brand positioning, distribution network and Fiesta Rewards frequent guest program.

Going from design to implementation to full operation during the year made Central Inventory into a solid competitive advantage for the Grupo Posadas franchise. The company is now much more efficient in the way it manages its inventory, has reduced distribution costs and optimizes rates and availability in a consistent, centralized way.

It also made online communication possible with those that participate in the sales process while offering Grupo Posadas' room night inventory through all channels in real time.

The response capability and speed of this unique competitive advantage opens the door for the company to use a more efficient business model, eliminating intermediary processes and reducing dependency on more costly distribution channels. Today we can sell the rooms in our hotels at a better price, at a better time and in all channels.

Within this context the Contact Center increased its average contribution 80% between 2003 and 2004; the conversion rates rose from 40 to 50%, and reservation costs decreased 20%.

By the same taken Central Inventory represents an enormous competitive advantage for the franchise, Fiesta Americana's and Fiesta Inn's frequent traveler program, Fiesta Rewards, is without a doubt our city hotels' most important asset. Fiesta Rewards was responsible for 30% of Fiesta Americana's occupation and 34% for Fiesta Inn.

Argumento decisivo para que muchos huéspedes que elijan hospedarse en un hotel operado por las marcas de Grupo Posadas, en el 2004 Fiesta Rewards continuó fortaleciéndose con inversiones y alianzas comerciales. Su catálogo de recompensas comprende más de 50 compañías afiliadas, otorgándole una flexibilidad sin competencia al socio del programa cuando decide redimir puntos.

Durante el año también continuaron las inversiones en materia de publicidad y promoción para seguir construyendo el vínculo con las marcas, una tarea que no termina nunca si queremos mantener su fortaleza y presencia en la mente de los consumidores.

En el 2004, mantuvimos nuestras marcas en los primeros lugares de recordación *(top of mind)* y preferencia por parte de los huéspedes. Esta posición se fortaleció por la estrategia de comunicación publicitaria y por un esfuerzo promocional efectivo.

En este aspecto, el gran acierto fue la decisión de sumar esfuerzos en una campaña que produjera resultados positivos, tanto para el segmento de negocios como para el de vacaciones. Surgió así, "Boleto Gratis" que, en coordinación con Mexicana y Aeroméxico, premiaba con un boleto de avión para viajar a México, Estados Unidos o Sudamérica, cada vez que un huésped elegía hospedarse en hoteles Fiesta Americana o Fiesta Inn

El gran logro de esta promoción se mide también por la solidez del trabajo en equipo entre quien la diseñó (mercadotecnia), quien la promovió (ventas) y quien la entregó al huésped (hoteles). La suma de talentos, trabajo y recursos dio por resultado un esfuerzo que rindió grandes frutos en 2004.

Advertising and promotional investments for building brands continued throughout the year, a task that never ends if we want to maintain their strength and brand recognition with consumers. During 2004 we kept our brands among the first places in top of mind and guest preference. This position was strengthened by the advertising and promotional efforts.

One decision that was right on the money was to combine efforts in a campaign that produced positive results both for the business segment and leisure segment. That's how "Free Ticket," or Boleto Gratis, came about. In coordination with Mexicana and Aeromexico, Posadas offered a free ticket to fly to Mexico, United States or South America, each time a guest booked a Fiesta Americana or Fiesta Inn hotel.

The success of this promotion can also be measured by the solid teamwork between marketing, who created the idea; sales, who promoted the product; and operations in getting it to the guest. The sum of talents, efforts and resources resulted in a program that yielded significant fruits during 2004.


AEROMEXICO. MEXICANA
Es otro boleto

En tecnología
...Valor agregado para el negocio

Tras el cambio que se gestó a lo largo de los dos últimos años, en el 2004 la nueva plataforma tecnológica de Grupo Posadas permitió dar pasos decisivos que construyen ya ventajas competitivas únicas frente a la competencia, reafirmando el liderazgo latinoamericano de la compañía. Cada proyecto realizado está derivando en una alta eficiencia operativa y, consecuentemente, en la reducción de los costos de operación, convirtiendo a Grupo Posadas en una "empresa en tiempo real".

La compañía consolidó su estrategia tecnológica de *outsourcing* con las mejores empresas (Best of Breed) en su ramo. Destaca en especial el *outsourcing* de los sistemas ERP realizado bajo el modelo On Demand con Oracle Corporation. Esos sistemas son hoy el motor de Conectum, del Inventario Central, SFA y del Sistema de Revenue Management. Este modelo de negocio -que nos coloca a la vanguardia en Latinoamérica- es ya un benchmark en la industria de la informática y está citado en "The End of Software", escrito por Timothy Chou, Presidente Mundial de Oracle On Demand.

El gran objetivo de todo este esfuerzo es que la tecnología apoye la operación en dos formas fundamentales: el manejo de procesos administrativos dinámicos y el desarrollo de una estrategia corporativa enfocada en la rentabilidad, dando como resultado la optimización del uso de los activos y el perfeccionamiento de la experiencia del huésped.





Technology
...Added value for business

In the light of changes that have taken place over the last two years, Grupo Posadas' new technological platform in 2004 allowed the company to take decisive actions that are now providing unique advantages over competitors and consolidating our position as leader in Latin America. A high level of operational efficiency and the consequent reduction in operating costs characterizes every project undertaken. Grupo Posadas is emerging from these projects, as a "real-time company."

Grupo Posadas consolidated its technological strategy for outsourcing with the Best of Breed in the field. In particular we can mention Oracle's On Demand outsourcing with their ERP system -- the engine for Conectum, Central Inventory and Revenue Management. This puts Posadas at the forefront in business models in Latin America. This model is already a benchmark in the IT industry and was cited in the book The End of Software by Timothy Chou, President of Oracle On Demand.

The organization's overriding objective is for technology to support operations in two basic ways: the dynamic management of administrative processes and the development of a corporate strategy focused on profitability, resulting in optimized use of assets and an improved guest experience.

All things considered, 2004 was a year for harvesting and in which the following projects came to life:

- *Connecting the South American Hotels to the Central Inventory platform.*

Con esto en mente, 2004 fue un año de logros en el que se hicieron realidad proyectos que permitieron:

• Conectar los hoteles de Sudamérica al Inventario Central

• Renovar la plataforma tecnológica de los hoteles, el corporativo y la Central de Reservaciones

• Migrar toda la operación de la Central de Reservación a Morelia donde, hoy en día, se atienden las reservaciones de voz, mayoreo y grupos, así como toda operación de bases de datos y servicio a clientes.

• Arrancar un programa de integración en tiempo real con algunos de los clientes más importantes para la compañía, como lo son sus mayoristas. Esta tarea continuará para dar conectividad y proporcionar disponibilidad en tiempo real con dichos socios comerciales de Grupo Posadas.

La compañía también está implantando prácticas "clase mundial" en un tema de vital importancia: seguridad informática. Grupo Posadas es una empresa que cumple estrictamente con los estándares de la industria. En esa posición, en el 2005 impulsaremos un programa de certificación en materia de seguridad.

Las consecuencias de estos esfuerzos están a la vista en todas las áreas. En ventas, por ejemplo, se ha visto un salto importante en la manera de vender grupos y convenciones, al integrar los procesos y sistemas con *Revenue Management* y con el Inventario Central. Asimismo, se ha estado asegurando que la fuerza de ventas cuente con herramientas en tiempo real como una manera de lograr que cada grupo que se tome, sea el más rentable para maximizar los ingresos.

• Renovating the technological platform for hotels, the Corporate and Contact Center.

• Migrating all Contact Center operations to Morelia, where all voice group and electronic reservations are now processed.

• Launching a real time connection program with key clients, such as wholesalers.

Posadas is also implementing world-class practices in a vitally important area: Information Security.

The consequences of these efforts are self-evident in all areas. In sales, for example, there has been a quantum leap in the way we sell for groups and conventions. This is attributable to integrating our systems with Revenue Management and Central Inventory. Similarly, efforts have been made to ensure that the sales force has a real time tool at its disposal to guarantee that each group is booked at the right price.

Resultados clave

- Reducción en el costo de propiedad de tecnología (total cost of ownership) para Posadas
- Renovación e integración de la plataforma tecnológica de la operación en Sudamérica
- Integración de los procesos y sistemas de ventas (Tiempo Cero) con **Revenue Management** y el Inventario Central
- Construcción de un **Dataware House** que alberga los datos que se recogen en los distintos puntos de contacto con huéspedes, canales de venta y distribución
- Transformación de Grupo Posadas en una empresa "en tiempo real"





Key results

- Reduction in total cost of ownership (TCO) for Grupo Posadas
- Renovation and integration of the operation's technological platform in South America
- Integration of real-time sales processes and systems with Revenue Management and Central Inventory
- Creation of a data-warehouse to store all data gathered at the various points of contact with guests, as well as sales and distribution channels
- Transformation of Grupo Posadas into a real-time company

development *...a record year*

en desarrollo ...un año récord


CÆSAR BUSINESS
CÆSAR PARK

Resultados

Key Results

- *12 openings*
- *2,212 new rooms*
- *37 openings in five years*
- *89 hotels in operation*

Hotels in operation

Fiesta Inn

- *Fiesta Inn Celaya (Guanajuato, México)*
- *Fiesta Inn Colima (Colima, México)*
- *Fiesta Inn Cuautitlán (Estado de México)*
- *Fiesta Inn Culiacán (Sinaloa, México)*
- *Fiesta Inn Mexicali (Baja California Norte, México)*
- *Fiesta Inn Nogales (Sonora, México)*
- *Fiesta Inn San Luis Potosí (San Luis Potosí, México)*

Fiesta Americana

- *Fiesta Americana Querétaro (Querétaro, México)*
- *Fiesta Americana Grand Aqua Cancún (Quintana Roo, México)*

Caesar Park

- *Caesar Park Sao Paulo Faria Lima (Sao Paulo, Brazil)*

Caesar Business

- *Caesar Business Paulista (Sao Paulo, Brazil)*
- *Caesar Business Sao Paulo Faria Lima (Sao Paulo, Brazil)*

En el 2004, Grupo Posadas incrementó su gran lista de contratos firmados y abrió 12 hoteles. Al sumar a su inventario un hotel cada mes, no sólo alcanzó una meta que compartía desde hace tiempo todo el equipo de la compañía, también se acercó al objetivo de constituir un inventario de 100 hoteles, cifra que podrá alcanzarse en el 2005.

Así, en el 2004 abrieron en México siete Fiesta Inn y dos Fiesta Americana (incluyendo el nuevo concepto Aqua); en Brasil, un Caesar Park y dos Caesar Business.

Estas cifras confirman que Fiesta Inn sigue y seguirá creciendo (hoy cuenta con 47 hoteles), al tiempo que Fiesta Americana construye nuevos conceptos para satisfacer la demanda de los viajeros más exigentes que buscan experiencias diferentes.

En Brasil, si bien la situación ha sido complicada por la sobreoferta que se presenta en el mercado de cuatro y cinco estrellas, la expansión continua, ya que el crecimiento en la demanda también ha sido considerable. Además, propiedades como Caesar Park y Caesar Business Sao Paulo Faria Lima no sólo han dado una mayor presencia a Caesar Park en el segmento de convenciones, también han elevado y fortalecido la calidad del inventario de ambas marcas en Brasil.

In 2004, Grupo Posadas reaped the benefits of an impressive array of contracts signed the previous year, adding 12 hotels to its portfolio. By opening one hotel per month, the group not only reached a long sought-after goal, but also came within reach of its target of creating an inventory of 100 hotels, a number that may be reached in 2005.

During the year, seven Fiesta Inn and two Fiesta Americana hotels (including the new Aqua concept) opened in Mexico, while in Brazil, one Caesar Park and two Caesar Business hotels opened their doors to the public.

These figures confirm that Fiesta Inn is growing and will continue to grow (now with 47 hotels), while Fiesta Americana develops new concepts to meet the expectations of demanding travelers looking for different experiences.

Despite the situation in Brazil where there is an over saturation in the four- and five-star market, there has also been a considerable rise in demand. Furthermore, properties such as Caesar Park and Caesar Business Sao Paulo Faria Lima have not only afforded greater presence to Caesar Park in the conventions segment, but have also increased and strengthened the quality of inventory for these two brand names in Brazil.

Número de aperturas por año
Number of openings per year


12
10
8
6
4
2
0
6
7
4
8
12
2000
2001
2002
2003
2004

En esa región, y puesto que la decisión de mantenerse como líder hotelero latinoamericano es hoy más firme que nunca, Grupo Posadas continua buscando oportunidades de negocio en destinos de playa consolidados en los que capitalizará su principal fortaleza: el posicionamiento de sus marcas. Además, su experiencia en la comercialización de hoteles de playa y el conocimiento de los segmentos de mercado le otorga ventajas competitivas claras sobre otras cadenas locales.

Más allá del territorio brasileño, Argentina será otro campo de crecimiento, mientras que el 2006 será escenario para la apertura de Caesar Business Santiago de Chile.

Gracias a una visión selectiva del mercado, el inventario hotelero de la compañía está conformado por buenos productos, bien ubicados y en ciudades clave para cada una de sus marcas. En el futuro, con la misma cautela y un cada vez más profundo conocimiento de sus mercados, la compañía continuará explorando alternativas de crecimiento que sigan garantizando resultados y generando confianza a sus inversionistas.



Our determination to remain the leading Latin American hotel company in the region is as unwavering as ever. Toward that objective Grupo Posadas continues to pursue business opportunities at top beach locations in order to capitalize on its main strength: the positioning of its brand names. What's more, the group's experience in marketing resort hotels and its knowledge of the group segment affords it clear competitive advantages over other local chains.

Outside Brazil, Argentina will be another fertile field for growth, and 2006 will see the opening of Caesar Business Santiago de Chile.

Thanks to a selective market vision, the company's hotel is made up of good products, well located and in key cities for each brand. In the future, guided by the same focus and increasingly deeper knowledge of its markets, the company will continue to explore growth alternatives that continue to generate investor confidence.

It is no coincidence that the hotels that opened last year were driven by investors that have chosen our brands because of their positioning, technological platform and results.




en responsabilidad social
...Institucionalizar los apoyos
social responsibility ...Institutionalizing support
FUNDACIÓN
POSADAS

Desde hace años, Grupo Posadas impulsa causas sociales en las que cree, cumpliendo con su compromiso como empresa socialmente responsable. No obstante, en 2004 se planteó la necesidad de llevar a cabo esfuerzos más integrados, para lograr mayor impacto y practicar de una manera institucional los valores que distinguen el quehacer cotidiano de la compañía.

En ese contexto se crea, en noviembre, Fundación Posadas A.C., cuyo objetivo es apoyar a la población infantil en temas de salud, educación y necesidades especiales.

En esa línea, el primer gran compromiso de Fundación Posadas durante los próximos tres años es con la Asociación Pro-Personas con Parálisis Cerebral A.C. (APAC), que hoy atiende anualmente a más de 1,000 niños y adolescentes al año que a lo largo de su trayectoria ha beneficiado a más de 90,000 familias.

Al lado de este proyecto -en el que Fundación Posadas colabora en la construcción del nuevo "Centro de Rehabilitación APAC"-, en el 2004 otras instituciones recibieron apoyo. Es el caso, por citar algunas, de:

• UNETE-Unión de Empresarios para la Tecnología y la Educación, que proporciona a 2,112 escuelas públicas en el país, un aula de medios que impacta a más de 773,000 alumnos y facilita la capacitación de 4,000 maestros.

• Ministerios de Amor, avocado al rescate y ayuda a niños de la calle a través de once albergues en donde viven cerca de 500 niños.

For years Grupo Posadas has been promoting social causes it believes in and fulfilling its commitment as a socially responsible company. In 2004 the company felt it was time to consolidate its community out-reach efforts in order to have a greater impact and more effectively share the values that characterize Posadas' daily activities.

This decision led to the creation of Fundación Posadas in November. The purpose of the foundation is to provide health and educational services for children, as well as support for kids with special needs and their families.

In this regard, the first major commitment of Fundación Posadas over the next three years is with the Asociación Pro-Personas con Parálisis Cerebral A.C. – APAC (Association for Persons with Cerebral Palsy), which currently cares for 1,000 children and adolescents and has helped more than 90,000 families.

In parallel with this project, Fundación Posadas is helping to build the new APAC Rehabilitation Center. In 2004, the following organizations also received our support:

• UNETE – The Unión de Empresarios para la Tecnología y la Educación (Union of Businessmen for Technology and Education), which provides a media hall to 2,112 government schools throughout the country, benefiting 773,000 students and facilitating the training of 4,000 teachers.

• Ministerios de Amor (Ministries of Love) - works to rescue and provide assistance to street children through 11 shelters that are home to nearly 500 children.

• Asociación Mexicana de Bancos de Alimentos, que beneficia a 500,000 personas que a diario reciben alimentos a través de 48 bancos afiliados, y el Programa Salva un Niño del SIDA, cuyo propósito es detectar a madres embarazadas e infectadas con el virus VIH, evitando que transfieran la enfermedad a sus hijos.

A partir del 2004, entonces, las tareas de responsabilidad social que Grupo Posadas practica hace años, se institucionalizan con propósitos esenciales: ser más efectivos y consistentes en la ayuda, cumplir plenamente con la misión social de una empresa responsable, y dar a nuestros empleados -a quienes involucraremos muy pronto en esta cruzada- un motivo más para sentirse orgullosos de trabajar en la compañía.

Resultados clave

- *Creación de Fundación Posadas A.C.*
- *Institucionalización del apoyo social*
- *Compromiso de tres años con la Asociación Pro-Personas con Parálisis Cerebral A.C. (APAC)*
- *Fortalecimiento de Posadas como empresa socialmente responsable*

Key results

- *Creation of Fundación Posadas, A.C.*
- *Institutionalization of the company's social programs*
- *Three-year pledge to the Asociación Pro-Personas con Parálisis Cerebral A.C. (APAC)*
- *Strengthening Posadas' commitment as a socially responsible company*

• Asociación Mexicana de Bancos de Alimentos (Mexican Food Bank Association), which feeds 500,000 daily through 48 affiliated outlets.

And the Salva un Niño del SIDA (Save A Child from Aids) program aimed at detecting pregnant mothers infected with HIV in order to prevent the virus from being passed on to their unborn children

2004 saw Grupo Posadas formalize the framework for the social commitment it has maintained for many years. The foundation's basic objectives are to be more effective and consistent in providing assistance, to thoroughly fulfill its mission as a socially responsible company, and to give company employees – who will shortly become involved in this effort as well – another reason to feel proud of belonging to this organization.

Comité ejecutivo

Executive committee



GASTÓN AZCÁRRAGA
Presidente
Chairman & CEO



PABLO AZCÁRRAGA
Vicepresidente de Operación Hotelera
Chief Operating Officer



JAVIER BARRERA
Vicepresidencia Franquicia
Chief Marketing & Technology Officer



MANUEL BORJA
Vicepresidencia Finanzas
Chief Financial Officer



JORGE CARVALLO
Vicepresidencia Desarrollo
Chief Development Officer



RAFAEL DE LA MORA
Director General de Administración
Executive Vice President
Hotel Administration



MARK LANGDALE
Director General Posadas USA
President Posadas USA



MICHAEL MONTANT
Vicepresidencia y Dirección General de Operación
Executive Vice President Hotel Operations

Consejo de administración

Board of directors

Consejeros Propietarios

GASTÓN AZCÁRRAGA ANDRADE
Presidente de Grupo Posadas

ENRIQUE AZCÁRRAGA ANDRADE
Director General de EXIO, S.C.

PABLO AZCÁRRAGA ANDRADE
Vicepresidente de Operación Hotelera, Grupo Posadas

FERNANDO CHICO PARDO
Presidente de Promecap, S.C.

JOAQUÍN VARGAS GUAJARDO
Presidente del Consejo de MVS Comunicaciones

CARLOS LLANO CIFUENTES
Miembro del Consejo Superior del IPADE y de la Universidad Panamericana

ANTONIO MADERO BRACHO
Presidente del Consejo de Corporación Industrial SANLUIS, S.A. de C.V.

SERGIO MARISCAL LOZANO
Banquero de Inversión de Lehman Brothers

ELOY CHOUZA AZCÁRRAGA
Inversionista Privado

CARLOS BUSTAMANTE ANCHONDO
Inversionista Privado

SALVADOR OÑATE ASCENCIO
Presidente de Grupo Soni

Consejeros Suplentes

JORGE CARVALLO COUTTOLENC
JAVIER BARRERA SEGURA
JOSÉ CARLOS AZCÁRRAGA ANDRADE
MANUEL BORJA CHICO
JOSÉ VARGAS SANTAMARINA
MIGUEL ALEJANDRO GARCÍA JARAMILLO
EUGENIO MADERO PINSÓN
SERGIO MARISCAL CORONA
RICARDO CHOUZA AZCÁRRAGA
CARLOS BUSTAMANTE AUBANEL
MARIO OÑATE BARRÓN

Comisario

FERNANDO LOERA AGUILAR

Secretario

FRANCISCO JAVIER LÓPEZ SEGURA

Board Members

GASTÓN AZCÁRRAGA ANDRADE
Chairman & CEO, Grupo Posadas

ENRIQUE AZCÁRRAGA ANDRADE
CEO, EXIO, S.C.

PABLO AZCÁRRAGA ANDRADE
Chief Operating Officer, Grupo Posadas

FERNANDO CHICO PARDO
President, Promecap, S.C.

JOAQUÍN VARGAS GUAJARDO
Chairman & CEO, MVS Comunicaciones

CARLOS LLANO CIFUENTES
Upper Boards Member, IPADE, and Pan American University

ANTONIO MADERO BRACHO
Chairman & CEO, Corporación Industrial SANLUIS, S.A. de C.V.

SERGIO MARISCAL LOZANO
Investment Bank, Lehman Brothers

ELOY CHOUZA AZCÁRRAGA
Private Investor

CARLOS BUSTAMANTE ANCHONDO
Private Investor

SALVADOR OÑATE ASCENCIO
Chairman & CEO, Grupo Soni

Alternate Board Members

JORGE CARVALLO COUTTOLENC
JAVIER BARRERA SEGURA
JOSÉ CARLOS AZCÁRRAGA ANDRADE
MANUEL BORJA CHICO
JOSÉ VARGAS SANTAMARINA
MIGUEL ALEJANDRO GARCÍA JARAMILLO
EUGENIO MADERO PINSÓN
SERGIO MARISCAL CORONA
RICARDO CHOUZA AZCÁRRAGA
CARLOS BUSTAMANTE AUBANEL
MARIO OÑATE BARRÓN

Commissioner

FERNANDO LOERA AGUILAR

Secretary

FRANCISCO JAVIER LÓPEZ SEGURA

FIESTAMERICANA
HOTELS • RESORTS • SUITES

Fiesta Americana Condesa Acapulco
Av. Costera Miguel Alemán Nº 97.
C.P. 39690, Acapulco, Gro.
Tel. (744) 484 28 28
Fax (744) 484 28 78

Fiesta Americana Aguascalientes
Calle Laureles s/n., Col. Las Flores.
C.P. 20000, Aguascalientes, Ags.
Tel. (449) 918 60 10
Fax (449) 918 51 18

Fiesta Americana Condesa Cancún
Blvd. Kukulkán Km. 16.5, Zona Hotelera.
C.P. 77500, Cancún, Q.R.
Tel. (998) 881 42 00
Fax (998) 881 42 94

Fiesta Americana Reforma
Av. Paseo de la Reforma Nº 80, Col. Juárez.
C.P. 06600, México, D.F.
Tel. (55) 5140 41 00
Fax (55) 5140 41 40

Fiesta Americana Suites Zona Rosa
Londres Nº 115, Col. Juárez.
C.P. 06600, México, D.F.
Tel. (55) 50 80 07 00
Fax (55) 50 80 07 99

Fiesta Americana Cozumel Dive Resort
Carretera a Chankanaab Km. 7.5.
C.P. 77600, Cozumel, Q.R.
Tel. (987) 872 96 00
Fax (987) 872 26 66

Fiesta Americana Guadalajara
Aurelio Aceves Nº 225, Glorieta Minerva,
Col. Vallarta Poniente.
C.P. 44110, Guadalajara, Jal.
Tel. (33) 38 18 14 00
Fax (33) 36 30 36 71

Fiesta Americana Hermosillo
Blvd. Eusebio Kino Nº 369, Col. Lomas Pitic.
C.P. 83010, Hermosillo, Son.
Tel. (662) 259 60 00
Fax (662) 259 60 61

Fiesta Americana León
Blvd. Adolfo López Mateos Nº 1102 Oriente,
Col. Los Gavilanes. C.P. 37270, León, Gto.
Tel. (477) 719 80 00
Fax (477) 719 80 28

Fiesta Americana Mérida
Calle 56 A Nº 451, Esq. Av. Colón.
C.P. 97000, Mérida, Yuc.
Tel. (999) 942 11 11
Fax (999) 942 11 12

Fiesta Americana Centro Monterrey
Av. Corregidora Nº 519 Oriente, Zona Centro.
C.P. 64000, Monterrey, N.L.
Tel. (81) 83 19 09 00
Fax (81) 83 19 09 80

Fiesta Americana Puebla
Blvd. Atlixcáyotl Km. 5.
C.P. 72810, Puebla, Pue.
Tel. (222) 225 93 00
Fax (222) 225 93 65

Fiesta Americana Puerto Vallarta
Av. Francisco Medina Asencio Km. 2.5.
C.P. 48300, Puerto Vallarta, Jal.
Tel. (322) 226 21 00
Fax (322) 224 21 08

Fiesta Americana Querétaro
Blvd. Bernardo Quintana Arrioja Nº 4050, Col. Álamos.
C.P. 76160, Querétaro, Qro.
Tel. (442) 192 99 99
Fax (442) 192 99 20

Fiesta Americana Hacienda Galindo
Carretera a Amealco Km. 5.5.
C.P. 76800, San Juan del Río, Qro.
Tel. (427) 271 82 00
Fax (427) 271 82 22

Fiesta Americana Veracruz
Prol. Blvd. Manuel Avila Camacho s/n, Fracc.
Costa de Oro.
C.P. 94299, Boca del Río, Ver.
Tel. (229) 989 89 89
Fax (229) 989 89 04

FIESTAMERICANA Grand
HOTELS & RESORTS

Fiesta Americana Grand Aqua Cancún
Blvd. Kukulcán Km.12.5, Zona Hotelera.
C.P. 77500, Cancún, Q.R.
Tel. (998) 881 76 00
Fax (998) 881 76 01

Fiesta Americana Grand Coral Beach Cancún
Blvd. Kukulkán Km. 9.5, Zona Hotelera.
C.P. 77500, Cancún, Q.R.
Tel. (998) 881 32 00
Fax (998) 881 32 88

Fiesta Americana Grand Chapultepec
Mariano Escobedo Nº 756, Colonia Anzures.
C.P. 11590, México, D.F.
Tel. (55) 52 81 15 00
Fax (55) 52 81 15 07

Fiesta Americana Grand Los Cabos
Carr. Transpeninsular Km. 10.3,
Desarrollo Cabo del Sol.
C.P. 23410, Los Cabos, B.C.S.
Tel. (624) 145 62 00
Fax (624) 145 62 01

FIESTAMERICANA
VACATION CLUB

Fiesta Americana Condesa Acapulco
Hotel y Club Vacacional
Av. Costera Miguel Alemán Nº 97.
C.P. 39690, Acapulco, Gro.
Tel. (744) 484 28 28
Fax (744) 484 28 78

Fiesta Americana Cancún
Blvd. Kukulkán Km. 8.5, Zona Hotelera.
C.P. 77500, Cancún, Q.R.
Tel. (998) 881 14 00
Fax (998) 881 14 01

Fiesta Americana Grand Los Cabos,
Hotel y Club Vacacional
Desarrollo Cabo del Sol,
Carr. Transpeninsular Km. 10.3.
C.P. 23400, Los Cabos, B.C.S.
Tel. (624) 145 62 00
Fax (624) 145 62 01

FIESTA INN®
HOTELES

Fiesta Inn Acapulco
Av. Costera Miguel Alemán Nº 2311.
C.P. 39690, Acapulco, Gro.
Tel. (744) 435 05 00
Fax (744) 435 05 09

Fiesta Inn Aeropuerto, Ciudad de México
Blvd. Puerto Aéreo Nº 502,
Col. Moctezuma, Segunda Sección.
C.P. 15530, México, D.F.
Tel. (55) 51 33 66 00
Fax (55) 51 33 66 18

Fiesta Inn Aguascalientes
Mahatma Gandhi Nº 302 Sur.
C.P. 20280, Aguascalientes, Ags.
Tel. (449) 978 08 08
Fax (449) 913 77 44

Fiesta Inn Celaya
Carretera Panamericana Km. 5 s/n.
C.P. 38060, Celaya, Gto.
Tel. (461) 618 86 00
Fax (461) 618 86 10

Fiesta Inn Centro Histórico
Avenida Juárez Nº 76, Col. Centro.
C.P. 06010, México, D.F.
Tel. (55) 51 30 29 00
Fax (55) 5130 2910

Fiesta Inn Chihuahua
Blvd. Antonio Ortiz Mena Nº 2801,
Col. Quintas del Sol.
C.P. 31250, Chihuahua, Chih.
Tel. (614) 429 01 00
Fax (614) 429 01 10

Fiesta Inn Ciudad del Carmen
Av. Periférica Norte s/n, esq. Ave. Concordia.
C.P. 24170, Ciudad del Carmen, Camp.
Tel. (938) 381 02 00
Fax (938) 381 02 40

Fiesta Inn Ciudad Juárez
Av. Paseo Triunfo de la República Nº 3451,
Col. Circuito Pronaf.
C.P. 32315, Ciudad Juárez, Chih.
Tel. (656) 686 07 00
Fax (656) 686 07 01

Fiesta Inn Culiacán

Fiesta Inn Colima
Prol. Camino Real Nº 1101, Col. El Diezmo.
C.P. 28010, Colima, Col.
Tel. (312) 316 44 44
Fax (312) 316 44 01

Fiesta Inn Cuautitlán
Av. Chalma s/n, esq. Autopista México-Querétaro.
C.P. 54700, Cuautitlán, Edo. de México
Tel. (55) 58 64 15 00
Fax (55) 58 64 15 10

Fiesta Inn Guadalajara
Av. Mariano Otero Nº 1550, Col. Rinconada del Sol.
C.P. 45055, Guadalajara, Jal.
Tel. (33) 36 69 32 00
Fax (33) 36 69 32 47

Fiesta Inn Hermosillo
Blvd. Eusebio Kino Nº 371, Col. Lomas Pitic.
C.P. 83010, Hermosillo, Son.
Tel. (662) 289 22 00
Fax (662) 289 22 54

Fiesta Inn Insurgentes Viaducto
Insurgentes Sur Nº 553, Col. Escandón.
C.P. 11800, México, D.F.
Tel. (55) 52 76 74 00
Fax (55) 5276 74 99

Fiesta Inn León
Blvd. Adolfo López Mateos Nº 2702 Oriente,
Col. Jardines de Jerez II.
C.P. 37530, León, Gto.
Tel. (477) 710 05 00
Fax (477) 710 05 06

Fiesta Inn Mazatlán
Av. Camarón Sábalo Nº 1927.
C.P. 82110, Mazatlán, Sin.
Tel. (669) 989 01 00
Fax (669) 989 01 30

Fiesta Inn Mexicali
Calz. Adolfo López Mateos Nº 1029,
Col. Industrial Centro Cívico.
C.P. 21000, Mexicali, B.C.N.
Tel. (686) 837 33 00
Fax (686) 837 33 10

Fiesta Inn Monclova
Blvd. Harold R. Pape Nº 1909

Fiesta Inn Monterrey Centro
Av. Pino Suárez Nº 1001, Col. Centro.
C.P. 64000, Monterrey, N.L.
Tel. (81) 81 50 22 00
Fax (81) 81 50 22 22

Fiesta Inn Monterrey La Fe-Aeropuerto
Carretera Miguel Alemán Km. 105,
Col. La Fe, C.P. 66486, San Nicolás de los Garza, N.L.
Tel. (81) 83 19 75 00
Fax (81) 83 19 75 10

Fiesta Inn Monterrey Norte
Av. Fidel Velázquez Nº 3000, Col. Central.
C.P. 64270, Monterrey, N.L.
Tel. (81) 83 89 89 89
Fax (81) 83 89 89 00

Fiesta Inn Monterrey Valle
Av. Lázaro Cárdenas Nº 327 Oriente,
San Pedro Garza García.
C.P. 66269, Monterrey, N.L.
Tel. (81) 83 99 15 00
Fax (81) 83 19 75 10

Fiesta Inn Morelia
Av. Ventura Puente, Col. Félix Ireta.
C.P. 58070, Morelia, Mich.
Tel. (443) 322 80 00
Fax (443) 315 02 81

Fiesta Inn Naucalpan
Periférico Norte, esq. Gustavo Baz
C.P. 53370, Naucalpan, Edo. de México.
Tel. (55) 5387 99 10
Fax (55) 5359 10 15

Fiesta Inn Nogales
Calz. Industrial Nuevo Nogales Nº 3,
C.P. 84092, Nogales, Son.
Tel (631) 311 60 00
Fax (631) 311 60 02

Fiesta Inn Nuevo Laredo
Av. Reforma Nº 5530, Col. Lagos,
C.P. 88290, Nuevo Laredo, Tamps.
Tel. (867) 711 44 44
Fax (867) 711 44 00

Fiesta Inn Oaxaca
Av. Universidad Nº 140,
Ex-Hacienda de Candiani

Fiesta Inn Orizaba
Oriente 6 N° 892, Col. Centro.
C.P. 94300, Orizaba, Ver.
Tel. (272) 728 03 00
Fax (272) 728 03 10

Fiesta Inn Pachuca
Carretera México-Pachuca Km. 85.5,
Col. Venta Prieta. C.P. 42080, Pachuca, Hgo.
Tel. (771) 717 07 00
Fax (771) 717 07 26

Fiesta Inn Perinorte
Carretera México-Querétaro Km. 32.5,
Esq. Ferrocarrilera. C.P. 54900, Tultitlán,
Edo. de México.
Tel. (55) 58 99 45 00
Fax (55) 58 99 45 17

Fiesta Inn Periférico Sur
Periférico Sur N° 5530, Col. Pedregal de Carrasco,
C.P. 04700, México, D.F.
Tel. (55) 50 96 93 00
Fax (55) 50 96 93 10

Fiesta Inn Puebla Las Ánimas
Av. 31 Poniente N° 3333, esq. Blvd. Atlixco,
Col. Las Ánimas. C.P. 72400, Puebla, Pue.
Tel. (222) 229 10 00
Fax (222) 229 10 16

Fiesta Inn Querétaro
Av. 5 de Febrero N° 108, Col. Niños Héroes,
C.P. 76010 Querétaro, Qro.
Tel. (442) 1 96 00 00
Fax (442) 1 96 00 15

Fiesta Inn Saltillo
Carretera Saltillo-Monterrey N° 6607.
C.P. 25270, Saltillo, Coah.
Tel. (844) 411 00 00
Fax (844) 411 00 15

Fiesta Inn San José del Cabo
Blvd. Malecón s/n.
C.P. 23400, San José del Cabo, B.C.S.
Tel. (624) 142 93 00
Fax (624) 142 04 80

Fiesta Inn San Luis Potosí
Carretera 57, lado sur, Distribuidor Juárez,
C.P. 78390, San Luis Potosí, S.L.P.
Tel. (444) 822 19 95
Fax (444) 822 05 50

Fiesta Inn San Luis Potosí Oriente
Carretera SLP-Qro. 57 Km. 197+100, 2390,
Periférico Oriente,
C.P. 78390, San Luis Potosí, S.L.P.
Tel. (444) 843 49 00
Fax (444) 843 49 10

Fiesta Inn Tampico
Av. Hidalgo N° 6106, Col. Laguna de la Herradura,
C.P. 89219, Tampico, Tamps.
Tel. (833) 230 05 00
Fax (833) 224 79 01

Fiesta Inn Tijuana
Paseo de los Héroes N° 18818, Zona Río,
C.P. 22320 Tijuana, B.C.N.
Tel. (664) 636 00 00
Fax (664) 636 00 03

Fiesta Inn Tlalnepantla
Sor Juana Inés de la Cruz N° 22.
C.P. 54000, Tlalnepantla, Edo. de México.
Tel. (55) 57 29 41 00
Fax (55) 53 90 85 73

Fiesta Inn Toluca
Paseo Tollocan Oriente N° 1132,
esq. Francisco I. Madero, Col. Santa Ana Tlapaltitlán,
C.P. 50160, Toluca, Edo. de México.
Tel. (722) 276 10 00
Fax (722) 276 10 10

Fiesta Inn Torreón
Paseo de la Rosita N° 910, Col. Campestre La Rosita.
C.P. 27250, Torreón, Coah.
Tel. (871) 729 43 00
Fax (871) 729 43 55

Fiesta Inn Torreón Galerías
Periférico Raúl López Sánchez 6000, Col. El Fresno.
C.P. 27018, Torreón, Coah.
Tel. (871) 721 43 00
Fax (871) 729 43 55

Fiesta Inn Veracruz
Prol. Blvd. Manuel Ávila Camacho s/n,
Fracc. Costa de Oro, C.P. 94299, Boca del Río, Ver.
Tel. (229) 923 10 00
Fax (229) 923 10 01

Fiesta Inn Veracruz Malecón
General Figueroa N° 68, Col. Centro.
C.P. 91709, Veracruz, Ver.
Tel. (229) 923 15 00
Fax (229) 923 15 09

Fiesta Inn Villahermosa
Paseo de la Choca N° 107, Tabasco 2000.
C.P. 86035, Villahermosa, Tab.
Tel (993) 310 16 00
Fax (993) 310 16 10

Fiesta Inn Xalapa
Carretera Xalapa-Veracruz Km. 2.5,
Frac. Las Ánimas.
C.P. 91190, Xalapa, Ver.
Tel. (228) 841 68 00
Fax (228) 841 68 10

Otros Hoteles Operados por Fiesta Inn

Holiday Inn Mérida
Av. Colón N° 498, Col. Centro.
C.P. 97000, Mérida, Yuc.
Tel. (999) 942 88 00
Fax (999) 942 88 11

CÆSAR PARK
HOTELS & RESORTS

Caesar Park Buenos Aires
Posadas 1232, La Recoleta, C1011ABF,
Buenos Aires, Argentina.
Tel (5411) 48 19 11 00
Fax (5411) 48 19 11 21

Caesar Park Fortaleza
Av. Beira Mar 3980, Praia do Mucuripe,
60165-121, Fortaleza-CE, Brasil
Tel (5585) 466 50 00
Fax (5585) 466 51 11

Caesar Park São Paulo - Faria Lima
Rua das Olimpiadas, 205 - Vila Olimpia,
CEP 04551-000, Sao Paulo-SP Brasil
Tel. (5511) 30 49 66 22
Fax (5511) 30 49 66 99

Caesar Park Sao Paulo Int'l Airport
Rod. Hélio Smidt, setor 1, acesso da Base Aérea,
07141-970, Guarulhos-SP Brasil
Tel (5511) 34 91 42 00
Fax (5511) 34 91 43 21

Caesar Park Rio de Janeiro - Ipanema
Av. Vieira Souto, 460 Ipanema, 22420-000,
Rio de Janeiro-RJ Brasil
Tel (5521) 25 25 25 25
Fax (5521) 25 21 60 00

CÆSAR BUSINESS
HOTELS

Caesar Business Belo Horizonte Belvedere
Av. Luis Paulo Franco 421, 30320-570,
Belo Horizonte-MG Brasil
Tel (5531) 21 23 98 98
Fax (5531) 21 23 98 99

Caesar Business Lagoa Dos Ingleses - BH
Av. Princesa Diana 440, Alphaville,
Lagoa dos Ingleses,
34000-000, Nova Lima-MG. Brasil
Tel (5531) 35 89 79 00
Fax (5531) 35 89 79 01

Caesar Business Sao José Dos Campos
Av. Dep. Benedito Matarazzo, 9009,
JD. Osvaldo Cruz, 12216-550,
São José dos Campos-SP. Brasil
Tel (5512) 39 47 00 00
Fax (5512) 39 47 00 67

Caesar Business Sao Paulo-Faria Lima
Rua das Olimpiadas, 205- Vila Olimpia,
04551-000 São Paulo-SP. Brasil
Tel (5511) 38 48 67 67
Fax (5511) 38 48 67 66

Caesar Business Sao Paulo Int'l Airport
Rod. Hélio Smidt, setor 1, acesso da
Base Aérea 07141-970, Guarulhos-SP. Brasil
Tel (5511) 34 91 42 00
Fax (5511) 34 91 43 21

Caesar Business Sao Paulo-Paulista
Av. Paulista 2181, Cerq. César 01311-300,
São Paulo-SP. Brasil
Tel. (5511) 30 66 66 66
Fax (5511) 30 66 66 33

Caesar Business Rio de Janeiro-Botafogo
Rua da Passagem 39, 22290-030,
Botafogo-RJ. Brasil
Tel (5521) 21 31 12 12
Fax (5521) 21 31 12 00

EXPLOREAN

The Explorean Kohunlich
Carretera Chetumal-Escárcega,
desviación Ruinas Kohunlich Km. 5.6,
Municipio Othón P. Blanco, Q. R.
C.P. 77981
Tel. (55) 5201 83 50
Fax (983) 878 20 26

Posadas USA
Posadas USA

Holiday Inn Laredo Civic Center
800 Garden St.,
78040, Laredo, Tx.
Tel. (956) 727 58 00
Fax (956) 727 02 78

Fiesta Inn Laredo
5420 San Bernardo Avenue, con la IH-35.
78041, Laredo, Tx.
Tel. (956) 723 36 02
Fax (956) 724 76 97

Holiday Inn Express McAllen Airport
2000 S. 10TH St.,
78530, McAllen, Tx.
Tel. (956) 686 17 41
Fax (956) 682 71 87

Holiday Inn Sunspree Resort
South Padre Island
100 Padre Boulevard.
78597, South Padre Island, Tx.
Tel. (956) 761 54 01
Fax (956) 761 15 60

Sheraton Fiesta South Padre Island
Beach Resort
310 Padre Boulevard.
78597, South Padre Island, Tx.
Tel. (956) 761 65 51
Fax (956) 761 65 70

Residence Inn McAllen
200 West Expressway N° 83.
78501, McAllen, Tx.
Tel. (956) 994 86 26
Fax (956) 994 86 27

www.

fiestamericana.com
fiestainn.com
caesar-park.com
caesarbusiness.com
favclub.com
fiestarewards.com
caesarrewards.com

2004

GRUPO POSADAS

Consolidated Financial Statements

POSADAS

C.P.C. Fernando Loera Aguilar
Stockholder Examiner

March 18, 2005
To the Stockholders' Meeting of
Grupo Posadas, S. A. de C. V:

As stockholder examiner, and in compliance with Article 166 of the Mexican Corporate Law and the bylaws of Grupo Posadas, S.A. de C.V., I submit my opinion regarding the accuracy, sufficiency and fairness of the individual and consolidated financial information presented to you by the Board of Directors concerning the Company's operations for the year ended December 31, 2004.

I have attended the meetings of the Stockholders and Board of Directors to which I have been invited, and I have obtained from the Directors and Management all of the information relative to the operations, documents and records that I deemed necessary. My review was performed in accordance with the auditing standards generally accepted in Mexico.

My review did not include examining the financial statements of certain subsidiaries, the assets and revenues of which were audited by other public accountants and represent 15% and 9% of the consolidated totals, respectively.

In my opinion, taking into consideration the matter mentioned in the paragraph above, the accounting and reporting policies and criteria followed by the Company and considered by management to prepare and present the individual and consolidated financial information are appropriate and sufficient and were applied on a basis consistent with that of the preceding year; therefore, the individual and consolidated financial information presented by management accurately, sufficiently and fairly presents the financial position of Grupo Posadas, S.A. de C.V. as of December 31, 2004, and the results of its operations, changes in its stockholders' equity and the changes in its financial position for the year then ended, in accordance with accounting principles generally accepted in Mexico.

C. P. C. Fernando Loera A.
Stockholder Examiner

Independent auditors' report to the Board of Directors and Stockholders of
Consejo de Administración y Accionistas de Grupo Posadas, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Grupo Posadas, S.A. de C.V. (a Mexican corporation) and Subsidiaries ("the Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets constituting 15% and 3%, respectively, of consolidated assets as of December 31, 2004 and 2003 and total revenues constituting 9% and 7% of consolidated revenues for both of the years then ended. Those statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiaries is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, such consolidated financial statements, present fairly, in all material respects, the financial position of Grupo Posadas, S.A. de C.V. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

C. P. C. Carlos M. Pantoja Flores
March 18, 2005

GRUPO POSADAS, S. A. DE C. V. AND SUBSIDIARIES

Consolidated balance sheets as of December 31, 2004 and 2003

(In thousands of Mexican pesos of purchasing power as of December 31, 2004)

Assets	2004	2003
Current assets:		
Cash and marketable securities	$ 269,062	$ 238,262
Notes and accounts receivable, net	984,046	722,596
Inventories	22,279	16,047
Prepaid expenses	47,157	44,885
Real estate held for sale	282,448	381,293
Total current assets	1,604,992	1,403,083
Long-term notes receivable	129,784	153,361
Vacation club units	137,342	-
Property and equipment, net	8,071,683	8,286,245
Investment in shares	27,745	29,554
Other assets, net	805,448	857,621
Total	$ 10,776,994	$ 10,729,864

See accompanying notes to consolidated financial statements

Liabilities and stockholders' equity	2004	2003
Current liabilities:		
Bank loans and current portion of long-term debt	$ 449,431	$ 581,293
Suppliers	401,001	486,124
Other accounts payable and accrued liabilities	602,981	404,789
Total current liabilities	1,453,413	1,472,206
Long-term debt	3,447,063	3,529,009
Long-term accrued liabilities	69,105	96,658
Value added tax	83,542	57,772
Deferred income tax	1,276,480	1,222,620
Total liabilities	6,329,603	6,378,265
Deferred credits	45,675	40,465
Stockholders' equity:		
Capital stock-		
Historical	489,427	489,427
Contributions for future capital increases	115,877	141,001
Reserve for repurchase of shares	8,485	8,743
Shares in trust	(7,379)	(7,379)
Additional paid-in capital	153,520	156,693
Restatement for inflation	1,542,652	1,552,002
	2,302,582	2,340,487
Other capital-		
Reserve for repurchase of shares	153,627	154,309
Retained earnings	2,513,792	2,292,955
Cumulative effect of restatement	(827,755)	(820,917)
Cumulative effect of deferred income tax	(824,011)	(824,011)
	1,015,653	802,336
Minority interest	1,083,481	1,168,311
Total stockholders' equity	4,401,716	4,311,134
Total	$ 10,776,994	$ 10,729,864

See accompanying notes to consolidated financial statements.

GRUPO POSADAS, S.A. DE C.V. AND SUBSIDIARIES

Consolidated statements of income

For the years ended December 31, 2004 and 2003

(In thousands of Mexican pesos of purchasing power as of December 31, 2004, except majority income per share)

	2004	2003
Hotel operation:		
Revenues	$ 2,985,699	$ 2,883,377
Departmental costs and expenses	998,401	976,638
Departmental profit	1,987,298	1,906,739
General expenses:		
Administrative	503,931	466,308
Sales, advertising and promotion	332,502	272,202
Maintenance and energy	315,287	302,516
	1,151,720	1,041,026
Income before other expenses	835,578	865,713
Other expenses:		
Property taxes and insurance	46,484	56,254
Other expenses, net	58,837	10,221
	105,321	66,475
Operating earnings from hotel operation	730,257	799,238
Hotel management fees, brand and other:		
Revenues	792,849	588,219
Direct costs and corporate expenses	433,382	348,394
Other (revenues) expenses, net	(53)	2
Operating earnings from hotel management, brand and other	359,520	239,823
Other related businesses:		
Revenues	708,057	641,090
Direct costs and expenses	518,305	514,413
Operating earnings from other related businesses	189,752	126,677
Corporate expenses	61,284	61,017
Depreciation, amortization and real estate leasing	546,031	554,851
Amortization of goodwill from acquisition of businesses, net	(18,461)	(3,224)
Operating income	690,675	553,094

	2004	2003
Other expenses, net	114,015	64,528
Comprehensive financing cost:		
Interest expense	300,315	302,202
Interest income	(25,480)	(7,724)
Currency exchange fluctuations, net	(24,851)	144,304
Monetary position gain	(178,548)	(140,542)
	71,436	298,240
Income from continuing operations before taxes and participation in the results of associated companies	505,224	190,326
Income taxes	163,667	75,735
Income from continuing operations before participation in the results of associated companies	341,557	114,591
Participation in the results of associated companies	(1,005)	(1,849)
Loss from discontinued operations	2,328	3,568
Net consolidated income for the year	340,234	112,872
Minority stockholders' net (loss) income	52,537	(33,876)
Majority stockholders' net income	$ 287,697	$ 146,748
Majority income per share (in pesos)	$ 0.5762	$ 0.2945
Majority diluted income per share (in pesos)	$ 0.5407	$ 0.2698
Weighted average number of shares outstanding	499,263,732	498,322,495

See accompanying notes to consolidated financial statements.

GRUPO POSADAS, S.A. DE C.V. AND SUBSIDIARIES

Consolidated statements of changes in stockholders' equity
For the years ended December 31, 2004 and 2003

(In thousands of Mexican pesos of purchasing power as of December 31, 2004)

	Capital stock				
	Historical	Contributions for future capital increases	Reserve for repurchase of shares	Shares in trust	Additional paid-in capital
Balances as of January 1, 2003	$ 490,208	$ 141,001	$ 8,632	$ (71)	$ 202,143
Shares in guarantee trust	(781)	-	-	-	(2,581)
Repurchase of shares, net	-	-	111	-	(246)
Shares in trust for stock option plan	-	-	-	(7,308)	(36,500)
Dividends paid	-	-	-	-	-
Contributions of minority stockholders, net of purchases	-	-	-	-	-
Reimbursement of contributions for future capital increases	-	-	-	-	(6,123)
Net income (loss) for the year	-	-	-	-	-
Result from holding non monetary assets	-	-	-	-	-
Comprehensive income	-	-	-	-	-
Balances as of December 31, 2003	489,427	141,001 8,743	(7,379)	156,693	1,552,002
Repurchase of shares, net	-	-	(258)	-	(3,173)
Dividends paid	-	-	-	-	-
Purchase of minority interest	-	-	-	-	-
Liability portion of convertible debt	-	(25,124)	-	-	-
Net income for the year	-	-	-	-	-
Result from holding non monetary assets	-	-	-	-	-
Comprehensive income	-	-	-	-	-
Balances as of December 31, 2004	$ 489,427	$ 115,877	$ 8,485	$ (7,379)	$ 153,520

See accompanying notes to consolidated financial statements.

Other capital						
Restatement for inflation	Reserve for repurchase of shares	Retained earnings	Cumulative effect of restatement	Cumulative effect of deferred income tax	Minority interest	Total stockholders' equity
$ 1,555,177	$ 153,821	$ 2,206,206	$ (826,725)	$ (824,011)	$ 1,196,251	$ 4,302,632
(315)	-	-	-	-	-	(3,677)
(12)	488	-	-	-	-	341
(2,274)	-	-	-	-	-	(46,082)
-	-	(59,999)	-	-	-	(59,999)
-	-	-	-	-	5,936	5,936
(574)	-	-	-	-	-	(6,697)
-	-	146,748	-	-	(33,876)	112,872
-	-	-	5,808	-	-	5,808
-	-	146,748	5,808	-	(33,876)	118,680
154,309	2,292,955	(820,917)	(824,011)	1,168,311		4,311,134
(711)	(682)	-	-	-	-	(4,824)
-	-	(66,860)	-	-	-	(66,860)
-	-	-	-	-	(137,367)	(137,367)
(8,639)	-	-	-	-	-	(33,763)
-	-	287,697	-	-	52,537	340,234
-	-	-	(6,838)	-	-	(6,838)
-	-	287,697	(6,838)	-	52,537	333,396
$ 1,542,652	$ 153,627	$ 2,513,792	$ (827,755)	$ (824,011)	$ 1,083,481	$ 4,401,716

GRUPO POSADAS, S.A. DE C.V. AND SUBSIDIARIES

Consolidated statements of changes in financial position
For the years ended December 31, 2004 and 2003
(In thousands of Mexican pesos of purchasing power as of December 31, 2004)

	2004	2003
Operating activities:		
Net consolidated income for the year	$ 340,234	$ 112,872
Items in results that do not require (generate) resources-		
Depreciation and amortization	411,151	436,657
Participation in the results of associated companies	(1,005)	(1,849)
Deferred income taxes	53,860	(19,963)
Amortization of goodwill from acquisition of businesses, net	(18,461)	(3,224)
Long-term accrued liabilities	(27,553)	15,787
	758,226	540,280
Changes in operating assets and liabilities		
(Increase) decrease in:		
Notes and accounts receivable	(261,450)	(205,758)
Inventories	(6,232)	16,007
Prepaid expenses	(2,272)	54,877
Real estate held for sale	98,845	21,749
Increase (decrease) in:		
Suppliers	(85,123)	84,350
Other accounts payable and accrued liabilities	198,192	(62,883)
Net resources generated by operating activities	700,186	448,622
Financing activities:		
Changes in financial debt at nominal value	(9,398)	95,506
Decrease in financial debt due to inflationary effects and currency exchange	(204,410)	(159,789)
Value added tax	25,770	38,166
Shares in guarantee trust	-	(3,677)
Repurchase of shares, net	(4,824)	341
Shares in trust for stock option plan	-	(46,082)
(Purchase) contributions of minority interest	(137,367)	5,936
Reimbursement of contributions for future capital increases	-	(6,697)
Liability portion of convertible debt	(33,763)	-
Dividends paid	(66,860)	(59,999)
Net resources used in financing activities	(430,852)	(136,295)
Investing activities:		
Long-term notes receivable	23,577	(39,937)
Vacation club units	(137,342)	110,728
Property and equipment, net	(23,399)	(158,185)
Investment in shares	2,814	18,033
Other assets	(127,855)	(292,842)
Deferred credits	23,671	15,300
Net resources used in investing activities	(238,534)	(346,903)
Cash and marketable securities:		
Increase (decrease)	30,800	(34,576)
Balance at beginning of year	238,262	272,838
Balance at end of year	$ 269,062	$ 238,262

See accompanying notes to consolidated financial statements

GRUPO POSADAS, S.A. DE C.V. AND SUBSIDIARIES

Notes to consolidated financial statements

For the years ended December 31, 2004 and 2003

(In thousands of Mexican pesos of purchasing power as of December 31, 2004)

1. Nature of business and significant event

Nature of business - Grupo Posadas, S.A. de .C.V. and subsidiaries ("the Company") are primarily engaged in the business of operating hotels. As of December 31, 2004 and 2003, the Company operated a total of 17,022 and 14,605 rooms, respectively. The Company mainly operates hotels under its Fiesta Americana and Fiesta Inn brand names throughout Mexico, and its Caesar Park and Caesar Business brand names in Brazil and Argentina.

The Company enters into management contracts with all of the hotels that it operates. Of the total hotels the Company operated as of December 31, 2004 and 2003, it had an equity interest of 50% or greater in 37 and 35 hotels, respectively and it had a leasehold interest in 17 and 13 hotels, respectively. The remaining hotels are those that the Company operated for unrelated third parties, which as of December 31, 2004 and 2003 were 35 and 30 hotels, respectively. For purposes of these consolidated financial statements, these hotels are referred to as the Company's "owned", "leased" and "managed" hotels, respectively.

The Company receives fees pursuant to the management contracts it has with all of the hotels it operates, including a management fee based on the revenues of the hotels, a brand use fee, an incentive fee, a reservation fee and in some cases, a use of technology fee.

Additionally the Company operates a vacation club business called Fiesta Americana Vacation Club (FAVC) through which members purchase a "40-year-right-to-use" evidenced by an annual allocation of FAVC points. FAVC points can be redeemed to stay at the Company's two FAVC resorts in Los Cabos, Baja California Sur and Cancun, Quintana Roo, Mexico as well as any of the hotels in its portfolio. In addition, through FAVC's affiliations with Resorts Condominium International, or RCI, and Hilton Hotels Corp., members of FAVC can also redeem their FAVC points to stay at any RCI-affiliated resort or Hilton Grand Vacation Club resorts throughout the world.

Significant event - On October 4, 2004, the Company issued US150 million under a Senior Notes program due on October 4, 2011. The Notes bear interest at the rate of 8.75% per year, which is payable semiannually. The net proceeds for approximately US144.5 million from the sale of the Senior Notes were used to repay a portion of the Company's outstanding indebtedness, as explained in Note 11.

2. Basis of presentation

a. Explanation for translation into English - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP). Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with accounting principles generally accepted in the country of use.

b. Consolidation of financial statements - The accompanying consolidated financial statements include the financial statements of Grupo Posadas, S. A. de C. V. and those of the subsidiaries that the Company controls.

Entities in which the Company's ownership interest is greater than 50% are consolidated in these financial statements because the Company exercises control over such companies. These are:

Company	Participation (%)
Posadas de México, S.A. de C.V. and Subsidiaries	100
Inmobiliaria Hotelera Posadas, S.A. de C.V. and Subsidiaries	70
Servicios Hoteleros Posadas, S.A. de C.V. and Subsidiaries	100
Posadas USA Inc, and Subsidiaries	100
Fondo Inmobiliario Posadas, S.A. de C.V. and Subsidiariess	52

Hotels owned and leased by the Company pay to Grupo Posadas, S.A. de C.V. a management fee on a similar basis as hotels managed but not owned by the Company. With the purpose of showing the results of its hotel operation and hotel management fees, brand and other with the revenues and costs of these types of businesses, management decided not to eliminate these operations in the preparation of the consolidated statements of income, which does not affect operating income.

The transaction amounts that were not eliminated, as well as balances of the captions which would be affected are presented below:

	2004		2003	
	Elimination	Balance after elimination	Elimination	Balance after elimination
Hotel operation:				
General expenses-Administrative	$ 269,486	$ 234,445	$ 264,756	$ 201,552
General expenses-Sales, advertising and promotion	$ 96,703	$ 235,799	$ 19,498	$ 252,704
Hotel management fees, brand and other:				
Revenues	$ 366,189	$ 426,660	$ 284,254	$ 303,965

The remaining significant intercompany balances and transactions have been eliminated in consolidation.

c. *Translation of foreign subsidiaries* - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are prepared following the Company's accounting policies and have been restated using the corresponding countries' rates of inflation and are translated into Mexican pesos at the exchange rate effective as of the latest year-end, with regard to the information of the current year as well as prior years. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the exchange rate in effect at the date the contributions were made for common stock (ii) the exchange rate in effect at the end of the year in which the retained earnings were generated and (iii) the exchange rate in effect

at the end of the year for revenues and expenses. With this, comparable information is obtained considering the functional currencies of each of the countries in which the Company operates. Therefore, the amounts of the financial statements of the prior year, differ from those previously reported.

d. Comprehensive income - Comprehensive income presented in the accompanying consolidated statements of changes in stockholders' equity represents the Company's total activity during each year, and is comprised of the net consolidated income for the year, plus other comprehensive income (loss) items such as the result from holding non monetary assets for the same period which, in accordance with Mexican GAAP, is presented directly in stockholders' equity without affecting the consolidated statements of income.

e. Reclassifications - Certain amounts in the financial statements as of and for the year ended December 31, 2003 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2004.

3. Significant accounting policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the consolidated financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a. New accounting policies - Beginning January 1, 2004, the Company adopted the provisions of the Bulletin C-15 "Impairment in the Value of Long-Lived Assets and Their Disposal" ("C15"). C-15 establishes among other issues, that in the presence of indicators of impairment of a long-lived asset in use, whether tangible or intangible, including goodwill, entities must determine the possible loss from impairment. To calculate the loss from impairment requires the determination of the recovery value, now defined as the higher of the net selling price of a cash generating unit and its use value, which is the present value of future net cash flows, at appropriate discount rates. The effect of applying this new accounting principle had no significant effect on the Company's financial position or results of operations.

b. Recognition of the effects of inflation - The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent year end, in order to recognize the effects of inflation on financial information. Accordingly, the consolidated financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year. Consequently, all consolidated financial statement amounts are comparable, since all are stated in terms of Mexican pesos of the same purchasing power.

For the years ended December 31, 2004 and 2003, the inflation rates were:

	2004	2003
México	5.19	3.98
United States of America	3.63	1.02
Brasil	6.13	10.38
Argentina	6.10	3.64

c. Marketable securities - These are primarily money market accounts, at market value.

d. Notes receivable from Vacation Club operation - The collection rights derived from the sale of Vacation Club memberships are assigned to a trust to guarantee credit lines contracted to finance the operation. The amounts received from these credit lines are shown net of notes receivable in the consolidated balance sheet.

e. Inventories and cost of sales - Inventories are valued at the lower of average cost, which due to their high turnover is similar to replacement cost, or market value. Cost of sales is restated through the National Consumer Price Index ("NCPI").

f. Real estate held for sale and Vacation Club units - Up to December 31, 2000, real estate development, which consisted of land, villas and residential lots for sale and docks located in Ixtapa, Guerrero, were valued at their historical cost, including taxes on properties and costs incurred during the development and construction period.

During 2001, management decided to discontinue this business and consequently recorded reserves amounting to $133,212 in order to reflect this inventory at its estimated realizable value. The sale process of the assets of this business is estimated to conclude in the short term at which time the sale, divestiture or suspension of activities of the legal entities included in this segment will be evaluated. The results of this business are presented as discontinued operations in the consolidated statements of income. At December 31, 2004 and 2003 the assets and liabilities identified as discontinued operations are not considered significant.

Vacation Club units are recorded at acquisition, development and construction cost, in US dollars and restated to reflect the devaluation of the Mexican peso against the US dollar, with the purpose of showing values in accordance with the current situation of the real estate market. Cost of sales is recognized at the time sales are recorded.

Vacation Club units recorded as long-term as of December 31, 2004 correspond to the cost of the building of the Fiesta Americana Condesa Acapulco Hotel, which is being remodeled to provide Vacation Club services. Given that the remodeling process started in 2004 and marketing is expected to begin in 2005, this item has been classified as long-term.

g. Investment in shares - Investment in shares where the Company has significant influence but does not exercise control are recorded under the equity method, recognizing the participation in the results and stockholders' equity of associated companies.

Investments in shares where the Company does not have significant influence, are valued at cost of acquisition, and are restated based on the NCPI, but not in excess of realizable value.

h. Property and equipment - Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values determined by independent appraisers.

Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the respective inflation index of the country where the subsidiary operates, and translated into Mexican pesos at the year-end exchange rate.

The cost of improvements, remodeling and replacements is capitalized as furniture and fixtures and amortized over periods that range between 3 and 5 years. The cost of minor repairs and maintenance is charged to results when incurred.

The Company follows the practice of capitalizing, in addition to the restated cost, comprehensive financing cost incurred in hotels' major remodeling and construction stage of new hotels in which it has a majority equity interest. The capitalized amounts are restated annually based on NPCI factors and the related amortization is recorded in the income statement based on the useful lives of the assets. At December 31, 2004 and 2003, no amounts were capitalized related to this concept.

Residual values and average annual depreciation percentages of property and equipment are as follows:

	Residual values (%)	Average annual depreciation
Buildings	24	2
Furniture and fixtures	10	8
Transportation equipment	10	28
Computer equipment	8	32

i. Other assets - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over ten years. Disbursements that do not meet such requirements are recorded in results of the period in which they are incurred. Preoperating costs incurred after January 1, 2003, are recorded directly in results of the period in which they are incurred. Preoperating expenses incurred and capitalized up to December 31, 2002 are amortized using the straight-line method over ten years. The concession right is amortized based on the straight line method during the life of the respective contract (25 years).

j. Impairment of long-lived assets in use- The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the services rendered, competition and other legal and economic factors.

k. Financial instruments - Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur. Dividends from equity financial instruments are recognized in results of the same period in which the fair value of the financial instrument is adjusted by such dividends.

l. Derivative financial instruments - The internal control system established by the Company includes policies and procedures to manage its exposure to fluctuations in foreign currency exchange rates using derivative financial instruments, and these instruments are traded only with authorized institutions. The Company does not carry out transactions with derivative financial instruments for the purpose of speculation.

The derivative financial instruments that are currently used by the Company are primarily hedge contracts to reduce its exposure to exchange and interest rate fluctuations. Premiums paid are amortized over the term of the derivative financial instrument using the effective interest method.

Derivative financial instruments identified as hedges are valued using the same valuation criteria used for the assets or liabilities hedged, and the effects of their valuation are recognized in results , net of costs, expenses, or revenue from the assets or liabilities whose risks are being hedged. The financial assets or liabilities generated by these instruments are presented in the balance sheet as a reduction of the liabilities or assets whose risks are being hedged.

m. Employee retirement obligations - Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates, therefore, the net liability is being accrued and at present value will cover the projected benefit obligations to the estimated retirement date of the Company's employees. Severance is charged to results when the liability is determined to be payable.

The foreign subsidiaries do not have significant employee benefit obligations.

n. Provisions - Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

o. Income tax, tax on assets and employee profit sharing - Provisions for income tax and employee profit sharing are recorded in results of the year in which incurred. Deferred income tax assets and liabilities result from temporary differences resulting from a comparison of the book and tax values of assets and liabilities, and if applicable, the benefit from tax loss carry forwards is included. Deferred income tax assets are recorded only when there is no uncertainty as to their realizability. Deferred employee profit sharing on temporary differences resulting from the comparison of book and tax values of assets and liabilities is recognized when it can be reasonably presumed that they will generate a liability or a benefit, and there is no indication that this situation will change in such a way that the liabilities or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is reflected in the balance sheet as a reduction to net deferred income tax liability.

p. Foreign currency transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income, except those amounts capitalized as a component of construction cost.

q. Cumulative effect of restatement - Is mainly comprised by the translation effect of foreign subsidiaries, and from the result from holding non monetary assets and their corresponding restatement.

r. Revenue recognition - Revenues from the hotel operations and management services are recognized when services are rendered. The revenues from the Vacation Club operation are recognized when the contracts are formalized and the corresponding 10% down payment is collected.

s. Monetary position gain - The monetary position gain, which represents the effect on purchasing power of monetary items due to inflation, is calculated by applying NCPI factors to net monthly monetary liability position, and restated at year-end with the corresponding factor.

t. Other related businesses - Include principally revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of Vacation Club Memberships, real estate developments, distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

u. Majority income per share - Majority income per share is determined by dividing the majority net income by the weighted average number of common shares outstanding.

Diluted income per share is determined by adding 1) the yield attributable to convertible bonds and obligations to the above-mentioned income, and 2) to the weighted average outstanding shares, the weighted average of obligations outstanding during the period, converted into shares based on the conversion coefficient established in the convertible obligations and bond issuance contracts.

4. Cash and marketable securities

	2004	2003
Cash	$ 153,447	$ 135,700
Marketable securities	$ 115,615	102,562
	$ 269,062	$ 238,262

5. Notes and accounts receivable

		2004		2003
Clients and agencies	$	234,933	$	235,897
Real estate companies		138,015		37,704
Value added tax		138,217		77,577
Refundable income and other taxes		168,208		125,167
Notes receivable, net		152,427		119,059
Credit cards		23,222		17,280
Other		138,777		113,643
		993,799		726,327
Allowance for doubtful accounts		(9,753)		(3,731)
	$	984,046	$	722,596

6. Real estate held for sale

		2004		2003
Land for sale	$	217,543	$	229,573
Completed units		12,543		13,298
Residential land		24,581		17,951
Vacation Club units		27,781		120,471
	$	282,448	$	381,293

7. Long-term notes receivable

Correspond to the accounts receivable from the sale of Vacation Club memberships and real estate inventory. Their maturities as of December 31, 2004 are as follows:

Year due		Thousands of US dollars
2006		5,842
2007		3,227
2008		2,589
2009 and thereafter		2,140
		13,798
Equivalent in thousands of Mexican pesos	$	153,845
Loss- Allowance for doubtful accounts		(24,061)
	$	129,784

8. Property and equipment

	2004	2003
Buildings	$ 7,689,316	$ 7,941,966
Furniture and fixtures	1,749,729	1,860,426
Transportation equipment	57,638	46,446
Computer equipment	125,356	96,423
	9,622,039	9,945,261
Less- Accumulated depreciation	(3,272,334)	(3,388,464)
	6,349,705	6,556,797
Land	1,649,160	1,603,362
Construction-in-progress	72,818	126,086
	$ 8,071,683	$ 8,286,245

9. Investment in shares

	Participation percentage at December 31, 2004	2004	2003
Investment in associated company-			
Inmobiliaria Las Animas, S.A. de C.V.	25	$ 16,865	$ 18,082
Other-			
Inmobiliaria Hotelera de Yucatán, S.A. de C.V.	9.2	4,741	4,987
RioTur Empresa de Turismo do Município do Rio de Janeiro S/A	1.9	3,686	3,630
TurisRio Companhia de Turismo do Estado do Rio de Janeiro S/A	0.5	99	98
Other		2,354	2,757
		$ 27,745	$ 29,554

10. Other assets

	2004	2003
Preoperating expenses, net	$ 319,898	$ 318,439
Goodwill, net	-	2,204
Lease right	28,638	35,022
Concession right	300,046	314,449
Prepaid interest and commissions	107,290	85,280
Vacation Club deferred charges	49,576	63,215
Other	-	39,012
	$ 805,448	$ 857,621

11. Long-term debt

As of December 31 is comprised as follows (interest rates as of December 31, 2004):

		2004		2003
US dollars and Euro denominated-				
Senior Notes at interest rate of 8.75%	$	1,672,425	$	-
Mortgage loans collateralized by certain subsidiaries, from International Finance Corporation (IFC) and DEG-DEUTSCHE INVESTITIONS-UNDENT-WICKLUNG-SGESELLCHAFT MBH (DEG), at a weighted interest rate of 7.94%		-		421,323
Mortgage loans from Bancomext collateralized by certain subsidiaries at variable interest rates that range from 3.41% to 9.66%		247,705		462,027
Mortgage loans at variable interest rates that range from 5.13% to 5.95%		276,938		983,968
Other loans at variable interest rates of 2.86% to 5.40%		67,286		47,205
Mexican pesos-				
Certificados Bursátiles programs at interest rates of 5.15% and variable rates of 11.99% and 12.56%		1,563,659		2,029,443
Mortgage loans at variable interest rates that range from 10.45% to 10.91%		68,481		166,336
		3,896,494		4,110,302
Less- Current portion		(449,431)		(581,293)
Long-term debt	$	3,447,063	$	3,529,009

Long-term debt maturities as of December 31, 2004 are as follows:

Payable		Denominated in Mexican Pesos		Denominated in US dollars (thousands)
2006	$	651,162		10,277
2007		108,319		10,277
2008		101,162		10,904
2009		101,162		10,904
2010 and thereafter		192,007		163,320
	$	1,153,812		205,682
Equivalent in thousands of Mexican pesos			$	2,293,251
Total in thousands of Mexican pesos			$	3,447,063

As of December 31, 2004 the secured debt, which includes mortgages and guaranteed loans, amounts to $1,082,275. The principal collateral consists of real estate (hotels), of which the book value amounts to $1,581,550, as well as guarantees from certain subsidiaries.

On October 4, 2004, the Company issued US150 million under a Senior Notes program due on October 4, 2011. The Notes bear interest at the rate of 8.75% per year, which is payable semiannually. The net proceeds for approximately US144.4 million from the sale of the Senior Notes were used to repay a portion of the Company's outstanding indebtedness, of which US106 million was secured and US38.4 million was unsecured. The prepaid debt includes US40 million of indebtedness under a facility with Banco Nacional de Mexico, S.A., US29.3 million under International Finance Corporation (IFC) and Deutsche Investitions - Und Entwichk lungsgesellchaft mbh (DEG) financings, US9.9 million with Banco Nacional de Comercio Exterior, S.N.C. (Bancomext) and the remaining US65.2 million with other financial institutions.

The aforementioned Senior Notes are guaranteed by the Company's main subsidiaries and impose the obligations and restrictions that are generally applicable to this type of instrument. A breakdown of the Company's main financial items, together with its guarantor and non-guarantor subsidiaries is detailed below:

	Grupo Posadas, S. A. de C.V. and guarantor subsidiaries	Non- guarantor subsidiaries	Consolidated
Total operating revenues	$ 3,329,284	$ 1,157,321	$ 4,486,605
Depreciation, amortization and real estate leasing	$ 372,891	$ 173,140	$ 546,031
Operating income	$ 570,014	$ 120,661	$ 690,675
Net consolidated income	$ 306,341	$ 33,893	$ 340,234
Total assets	$ 7,922,597	$ 2,854,397	$ 10,776,994
Total liabilities	$ 5,356,206	$ 973,397	$ 6,329,603

The main characteristics of the loans convertible with IFC and DEG are summarized as follows:

- US 10 million and EUR 5 million financing, maturing in December 2009, with an interest rate of Libor plus 1 percentage point and the 6 month Euro Libor plus 3 percentage points, respectively, convertible into Series "L" shares of the Company.

The most significant covenants are:

- The payment of dividends and the stockholders' distributions are subject to the compliance with certain financial ratios.

• The Company may not invest, or permit any subsidiary to invest, in the aggregate, more than ten percent of the consolidated assets (net of depreciation) in undeveloped land and/or land development and/or condominium development projects.

• The Company must insure and maintain insurance on all of its properties, assets and business against loss and damage.

Certain restrictions on the financial ratios, include:

Financial ratios:	**Restrictions**
Current	Greater than 0.60
Debt-to-equity	Less than 1.22
Interest coverage	Greater than 2.20
Annualized earnings before interest, taxes, depreciation and amortization to financing expenses plus long-term debt	Greater than 1.00
Net debt to EBITDA	Less than 4.75

At December 31, 2004 these restrictions have been complied with.

In 2002, Grupo Posadas, S.A. de C.V. established a *Certificados Bursátiles* Program with a 50% guarantee from a financial institution, for a total authorized amount of up to $1,500,000. The par value of the securities is one hundred Mexican pesos. During 2003 certificates were issued for a value of $875,000, which amount matures on January 27, 2009. The principal amount will be paid in 56 consecutive installments every 28-day period beginning November 2003. The program will be effective for two years and six months, and as of December 31, 2003 securities for a value of $625,000 were available for issue. In February 2005, the Company prepaid these certificates.

During 2001, Grupo Posadas, S.A de C.V. established an Unsecured Debt Certificate Program for an authorized amount of up to $1,000,000. The nominal value of the certificates is one hundred Mexican pesos and the maturity term of each issue is from one to ten years. They are denominated in Mexican pesos or in Units of Investment (UDI's) with interest payable every 28 days at the rate established for each issue. On May 14, 2003, a securities issue took place for a value of $250,000 which covered the total authorized amount.
Under the terms of this program, the first payment of $200,000 was fully settled on December 2, 2004.

The Company has entered in two revolving credit agreements, dated as of July 21, 2000 and February 26, 2003, as amended, with Bancomext and Banco Mercantil del Norte, S. A. (Banorte) in aggregate principal amounts of US$19.2 million and US$46 million, which provide for multiple drawings, all of which mature on or before July 21, 2005 and May 2011, respectively. The financing extended under these agreements accrue interest at variable rates and are secured by notes receivable relating to the financed portions of sales of the Company's Vacation Club operations. The collection rights from these sales, which are evidenced by promissory notes, have been assigned to a trust outside of Mexico, or the offshore trust, under receivable trust agreements. Pursuant to collateral assignment agreements, the Company has pledged to Bancomext and Banorte, the beneficiary rights pertaining to the offshore trust. These credit facilities provide for the possibility of recourse against the Company and certain subsidiaries.

As of December 31, 2004 and 2003, the aggregate principal amounts due under these credit agreements were US58.7 million and US40.5 million, respectively; in the case of Bancomext US39.6 million and US14.9 million, respectively; and in the case of Banorte US19.1 million and US25.6 million; respectively. The aggregate balance of the notes receivable assigned to the offshore trust equaled US123 million and US91 million as of December 31, 2004 and 2003, respectively.

12. Long-term accrued liabilities

	2004	2003
Contingency reserve	$ 49,398	$ 50,849
Employee retirement obligations	13,632	12,444
Preferred stockholders	6,075	6,747
Other	-	26,618
	$ 69,105	$ 96,658

13. Employee retirement obligations

Net period cost for employee benefits was $11,138 and $6,840 in 2004 and 2003, respectively. Other disclosures required under Mexican GAAP are not considered significant.

14. Shares in trust

The Company established two trusts that hold shares of Grupo Posadas, S.A. de C.V. to be assigned to certain executives.

A committee is in charge of granting the rights to acquire the shares, or assign the number of shares, as well as the term and price of the shares to be assigned to each eligible executive, based on performance criteria. The options are exercisable during the established term. Since the executives have not paid the shares, these shares are presented as a reduction of stockholders' equity. As of December 31, 2004 and 2003, the trusts hold Series "A" shares valued at acquisition cost, which amounted to $7,379.

15. Stockholders' equity

a. As of December 31, the capital stock of the Company is made up of shares with no par value and is comprised as follows:

	Number of Shares					
	2004			2003		
	Series "A"	Series "L"	Total	Series "A"	Series "L"	Total
Authorized capital	603,394,827	128,985,074	732,379,901	603,394,827	128,985,074	732,379,901
Less- Unsubscribed capital	(135,453,063)	(20,038,219)	(155,491,282)	(153,722,841)	(20,038,219)	(173,761,060)
Subscribed capital	467,941,764	108,946,855	576,888,619	449,671,986	108,946,855	558,618,841
Less-						
Repurchase of shares	(1,240,242)	(375,243)	(1,615,485)	(1,027,042)	(230,643)	(1,257,685)
Shares in trust	(6,415,162)	(1,017,600)	(7,432,762)	(6,413,162)	(1,746,250)	(8,159,412)
Shares in guarantee trust	(76,680,546)	-	(76,680,546)	(58,410,768)	-	(58,410,768)
	(84,335,950)	(1,392,843)	(85,728,793)	(65,850,972)	(1,976,893)	(67,827,865)
	383,605,814	107,554,012	491,159,826	383,821,014	106,969,962	490,790,976

b. Shares held in escrow have been guaranteed through their subscription and payment by the fiduciary, by means of a guarantee trust contract executed with Bancomext and the guarantee granted by the latter for securities with a value of $875,000 issued by the Company in 2003, as described in Note 11.

c. In accordance with the Company's bylaws, Series "A" shares may be subscribed by Mexican citizens or entities and may be purchased by non-residents through a neutral fund constituted in Nacional Financiera, S.N.C. Series "L" shares have limited voting rights and other limited corporate rights, are of free subscription and are limited to 25% of total stockholders' equity.

d. Stockholders´ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when the dividend is distributed. In 2004, the rate was 33% and will be reduced by one percentage point each year until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

e. The annual net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock. As of December 31, 2004, the reserve amounts to $126,402 (nominal value). This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

f. In a General Stockholders' Meeting held on April 22, 2004 a payment of a dividend in the amount of $65,843 (nominal value) was approved, which was paid on July 1, 2004.

g. Due to preferred stockholders of subsidiary - There are 23,413,903 preferred shares of Promotora del Caribe, S. A. with a par value of US 1.00 each, held by third parties, which represent the conversion of Mexican public debt invested by its stockholders in a hotel in Mexico. These shares will be redeemable at their US dollar subscription value through future dividends distributed by the subsidiary. The preferred shares have an interest rate equivalent to LIBOR with a limit of 8% annually, which is payable semi-annually. The redemption of these shares and their related interest, are subject to the generation of cash flows and earnings by the subsidiary, after repayment of financial indebtedness and the fulfillment of certain conditions. As of December 31, 2004 and 2003, the related liability has been recorded for $6,075 and $6,747, respectively.

The amount of the investment of preferred stockholders is presented as minority interest in the accompanying consolidated balance sheets, which at December 31, 2004 amounted to $261,053.

16. Foreign currency position and operations

As of December 31, the foreign currency position is:

	2004	2003
Current-		
Assets	42,319	42,771
Liabilities	(16,142)	(44,315)
	26,177	(1,544)
Long-term-		
Assets	8,312	14,312
Liabilities	(217,876)	(123,993)
	(209,564)	(109,681)
Net foreign currency liability position	(183,387)	(111,225)
Equivalent in thousands of Mexican pesos	$ (2,044,673)	$ (1,240,103)

	Thousands of Brazilian Reals	
	2004	2003
Assets	12,832	12,786
Liabilities	(33,408)	(39,508)
Net foreign currency liability position	(20,576)	(26,722)
Equivalent in thousands of Mexican pesos	$ (86,427)	$ (112,243)

	Thousands of Argentinean Pesos 2004	2003
Assets	15,094	21,323
Liabilities	(9,947)	(11,425)
Net foreign currency asset position	5,147	9,898
Equivalent in thousands of Mexican pesos	$ 19,283	$ 37,082

As of the date of the financial statements, the exchange rates were as follows:

	December 31, 2004	March 18, 2003	2005
Pesos per US dollar	$ 11.1495	$ 11.2372	$ 11.2193
Pesos per Brazilian real	$ 4.2004	$ 3.8894	$ 4.1511
Pesos per Argentinean peso	$ 3.7464	$ 3.8081	$ 3.8145

Transactions denominated in foreign currencies that are carried out for the companies located in Mexico primarily consist of revenues from hotel operations, Vacation Club memberships and real estate development sales, and interest expense.

17. Tax environment

Income taxes and asset taxes in Mexico - The companies in Mexico are subject to income taxes (ISR) and asset tax (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as the depreciation calculated on restated constant prices, and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the annual adjustment for inflation, which is similar to the result from monetary position. The ISR rate was 33% in 2004 and 34% in 2003. IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

On December 1, 2004, certain amendments to the ISR and IMPAC Laws were enacted and are effective as of 2005. The most significant amendments are as follows: (a) the ISR rate will be reduced to 30% in 2005, 29% in 2006, and 28% in 2007 and thereafter; (b) for ISR purposes, cost of sales will be deducted instead of inventory purchases in the period and, if applicable, related conversion costs; (c) companies may elect in 2005 to ratably increase taxable income over a period from four to 12 years by the tax value of inventories on hand as of December 31, 2004 determined in conformity with the respective tax rules, which include deducting any previous tax basis of inventories and any unamortized tax loss carryforwards, and the tax basis of such inventories may be deducted as sold; (d) as of 2006, paid employee statutory profit sharing will be fully deductible for ISR purposes;(e) deduction or taxable effects of inflation is applicable to practically all monetary assets and liabilities; (f) bank liabilities and liabilities with foreign entities are now included in the determination of the IMPAC taxable base and g) the tax results of subsidiaries will now be consolidated at 100%.

The Company incurs consolidated ISR and IMPAC with its subsidiaries in a proportion calculated based on the average daily equity percentage which the Company owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion and the tax results of the holding company are also consolidated at 60%. Estimated payments of ISR and IMPAC of both Grupo Posadas, S.A. de C.V. and its subsidiaries are made as if the Company did not file a consolidated tax return.

The income for employee profit sharing purposes applicable to the Mexican companies does not consider inflation adjustments, nor unrealized currency exchange gain or loss, and is calculated based on the individual results of each of the operating companies.

Tax regulations in the United States - According to current US Income Tax Law, the subsidiaries operating in that country are subject to income taxes at a rate of 34%.

Tax regulations in Brazil - According to current Brazilian Income Tax Law, the subsidiaries operating in that country are subject to federal income and social contribution taxes, which are computed at the respective rates of 25% and 8%. The federal income tax may be reduced by certain amounts, when applicable, if the companies invest an equivalent amount in government-approved projects and in other priority areas or industries in Brazil.

As of December 31, 2004, the subsidiaries that operate in Brazil had tax loss carry forwards for income tax purposes of $430. Likewise, these companies did not recognize deferred income tax effects due to the uncertainty of the recovery of the tax losses.

Tax regulations in Argentina - According to current Argentinean Income Tax Law, the subsidiary operating in that country is subject to both income and minimum presumptive income taxes. The income tax rate in force is 35% on the estimated taxable income of each fiscal year. The minimum presumptive income tax is computed at 1% on the potential income from certain performing assets; thus, the Company's tax obligation will coincide with the higher of the two taxes.

As of December 31, 2004, the subsidiary that operates in Argentina had tax loss carry forwards for income tax purposes of $9,369, which will expire between 2005 and 2006.
Taxable income for Mexico - The principal differences between income for tax and book purposes were those related to inflation effects, participation in net earnings of associated companies, the difference between purchases and cost of operations, amortization of deferred credits and the utilization of tax loss carry forwards.

a. As of December 31, taxes are as follows (net of the effect of ISR tax rate reductions):

	2004	2003
Current ISR	$ 27,283	$ 55,903
Deferred income taxes	53,860	(19,963)
Current IMPAC	89,724	45,840
	170,867	81,780
Less-		
Benefit from tax consolidation	(7,200)	(6,045)
	$ 163,667	$ 75,735

b. At December 31, the main items comprising the liability balance of deferred ISR are:

		2004		2003
Notes receivable	$	(279,782)	$	(218,932)
Allowance for doubtful accounts		423		819
Inventories		29,718		70,785
Property and equipment		(1,286,649)		(1,511,172)
Other assets		(62,862)		(129,134)
Reserves		106,554		74,469
Tax loss carry forwards		270,707		309,599
Recoverable IMPAC		198,085		180,946
Allowance valuation for tax loss carry forwards and recoverable IMPAC		(252,674)		-
	$	1,276,480	$	1,222,620

c. To determine deferred ISR at December 31, 2004, the Company applied the different tax rates that will be in effect beginning in 2005 to temporary differences according to their estimated dates of reversal.

d. At a consolidated level, there are no consolidated tax loss carry forwards but there is recoverable IMPAC at consolidated level, for which a partial deferred ISR asset has been recognized, can be recovered subject to certain conditions. Restated amounts as of December 31, 2004 and expiration dates are:

Expiration		
2005	$	31,754
2006 and thereafter		25,010
	$	56,764

18. Deferred credits

		2004		2003
Net excess of book value over the cost of acquisition of the subsidiaries	$	-	$	8,566
Vacation Club deferred revenues, net		31,428		5,060
Other deferred revenues		14,247		26,839
	$	45,675	$	40,465

Vacation Club deferred revenues as of December 31, 2004 represent net revenues from the "pre-sale" activities of the third stage in the Los Cabos, Baja California development.

19. Commitments

As of December 31, 2004 and 2003, the Company has operating leasing contracts for certain real estate it occupies, which typically have a duration of 10 years. Lease payments were established at variable percentages between 12% and 25% of revenues from hotel operations generated by each property. For the years ended December 31, 2004 and 2003 lease expense was $134,880 and $118,194, respectively.

20. Contingencies

At December 31, 2004, the Company is involved in certain fiscal proceedings either as petitioner or defendant, whose eventual outcomes cannot be anticipated. Company's management and its external advisors consider that the Company has sound legal arguments to prevent such legal proceedings from significantly affecting its financial position or results.

Certain subsidiaries are involved in litigation arising in the ordinary course of business. The principal claims have been covered by the contingency reserve shown in the balance sheet as long-term accrued liabilities. In the opinion of management and the Company's legal department, the outcome of the uncovered contingencies is not likely to have a material adverse effect on the Company's financial position and operating results.

21. Information by geographical areas and business segments

The Company operates in different geographical areas including Mexico, South America (Brazil and Argentina) and United States of America. The main financial captions by geographical area for 2004 are:

Total operating revenues	$	4,020,233	$	326,501	$	139,881	$	4,486,605
Depreciation, amortization and real estate leasing	$	470,314	$	60,344	$	15,373	$	546,031
Operating income	$	689,663	$	(900)	$	1,912	$	690,675
Net consolidated income	$	344,411	$	(3,522)	$	(655)	$	340,234
Total assets	$	9,023,759	$	1,559,969	$	193,266	$	10,776,994
Total liabilities	$	6,031,531	$	203,665	$	94,407	$	6,329,603

The total assets and depreciation, amortization and real estate leasing, for business segments for the year ended December 31, 2004 are as follows:

	Hotel operation and corporate	Hotel management and brand	Other related businesses	Consolidated
Total assets	$ 9,328,570	$ 312,170	$ 1,136,254	$ 10,776,994
Depreciation, amortization and real estate leasing	$ 525,083	$ 10,027	$ 10,921	$ 546,031

The main financial captions by geographical area for 2003 are:

	Mexico	SouthAmerica	United States of America	Consolidated
Total operating revenues	$ 3,600,490	$ 285,265	$ 226,931	$ 4,112,686
Depreciation, amortization and real estate leasing	$ 458,234	$ 47,381	$ 22,236	$ 554,851
Operating income	$ 518,047	$ 5,528	$ 29,519	$ 553,094
Net consolidated income	$ 74,239	$ 24,887	$ 13,746	$ 112,872
Total assets	$ 8,894,416	$ 1,480,838	$ 354,610	$ 10,729,864
Total liabilities	$ 5,925,528	$ 202,184	$ 250,553	$ 6,378,265

The total assets and depreciation, amortization and real estate leasing, for business segments for the year ended December 31, 2003 are as follows:

	Hotel operation and corporateand	Hotel management brand	Other related businesses	Consolidated
Total assets	$ 9,598,165	$ 100,372	$ 1,031,327	$ 10,729,864
Depreciation, amortization and real estate leasing	$ 540,888	$ 13,359	$ 604	$ 554,851

22. Subsequent event

On January 21, 2005, an additional issuance of US75 million was made under the Senior Notes program (originally issued on October 4, 2004 in the amount of US150 million), bearing interest at the rate of 8.75% per year, due on 2011. The Senior Notes are guaranteed by the Company's main subsidiaries and impose the obligations and restrictions that are generally applicable to this type of instrument, that are mentioned in Note 11.

23. New accounting principles

In May 2004, the Mexican Institute of Public Accountants (IMCP) issued Bulletin B-7, "Business Acquisitions" ("B-7"), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among others; the adoption of the purchase method as the only accounting method for business combinations; it eliminates the amortization of goodwill, which is now subject to the impairment rules; it establishes rules for the accounting treatment of asset transfers or share exchange among entities under common control as well as for the acquisition of minority interest based on the provisions of Bulletin B-8, "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares". Management believes that the adoption of this new Bulletin as of January 1, 2005, will not have significant effects on the Company's financial position or results of operations.

In April 2004, the IMCP issued Bulletin C-10, "Derivative Instruments and Hedging Activities" ("C-10"), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. In general, C-10 establishes that for fair value hedges, any variances in the fair value, both of the derivative and the underlying, must be reflected in current earnings when such variances occur; for cash flow hedges, the effective portion of fair value variances must be recognized in other comprehensive income in stockholders' equity, while the ineffective portion must affect current earnings.

With respect to derivative financial instruments, the C-10 establishes the conditions that must be met for an instrument to be considered as such, and revises and adds definitions. It also includes rules regarding the elements involved in hedging activities, including the formal documentation at the inception of each hedge and measurement of its effectiveness during its term, among others; C-10 classifies hedges into three categories: a) fair value hedges, b) cash flow hedges and c) foreign currency hedges, and provides specific rules by type of hedge, for their valuation, recognition, presentation and disclosure. Management believes that the adoption of this new Bulletin as of January 1, 2005, will not have significant effects on the Company's financial position or results of operations.

In April 2004, the IMCP issued Amendments to Bulletin C-2, "Financial Instruments" ("C-2"), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. Revised C-2 basically establishes that any variances in the fair value of financial instruments classified as available for sale must be recognized in other comprehensive income and reclassified to current earnings upon sale of such instruments; revised C-2 includes the possibility of making transfers among some of the categories under which financial instruments are classified, provided that conditions and rules for their accounting recognition are met. It also extends the applicability of impairment rules to financial instruments available for sale and provides more precise rules for their recognition. Management believes that the adoption of this new Bulletin as of January 1, 2005, will not have significant effects on the Company's financial position or results of operations.

In January 2004, the IMCP issued revised Bulletin D-3, "Labor Obligations" ("D-3"), which replaces the concept of unforeseen severance payments that are recognized in earnings of the period in which the payment decision is made, with that of "Severance payments at the end of the work relationship", defined as payments granted to employees when they conclude their labor relationship before reaching retirement age, for which the valuation and disclosure rules applicable to pension and seniority premium payments must be followed.

Revised D-3 is mandatory as of January 1, 2005, but grants the option to immediately recognize in earnings the resulting transition asset or liability, or amortize it over the average remaining labor life of employees.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Rights of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: April 29, 2005 13:49 PM

Prefix: RIGHTS

Ticker Symbol: POSADAS

Series: A

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Notice to shareholders of Grupo Posadas, S.A. de C.V.
The dividend shall be payable as of June 1, 2005 by Grupo Posadas, S.A. de C.V. (the "Company") as follows:

A. In case of shareholders of the Company holding definitive titles of the Company deposited at INDEVAL, by means of delivering to such entity coupon number 3, and if applicable, upon evidence of legitimate ownership.
B. In case of shareholders of the Company holding definitive titles of the Company not deposited at INDEVAL, by means of delivering to such shareholder coupon number 3 and evidencing their shareholder status through the corresponding registration at the issuer's registry of shares.
C. In the case of shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL or exchanged for definitive titles, by means of delivering to such shareholder the provisional certificates which shall be exchanged for definitive titles representing shares of the Company. Such provisional certificates shall be canceled and exchanged for new share titles representative of shares, and coupon 3 shall be collected. Shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL shall evidence their shareholder status by means of their registration at the issuer's registry of shares.
D. Payment of dividends to shareholders whose titles or provisional certificates are deposited at INDEVAL, shall be made at the Company's Treasury offices, located at Paseo de la Reforma No. 155, 4th floor, Col. Lomas de Chapultepec, 11000, Mexico, D.F., on business days at regular business hours.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Rights of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: April 29, 2005 13:58 PM

Prefix: RIGHTS

Ticker Symbol: POSADAS

Series: L

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Notice to shareholders of Grupo Posadas, S.A. de C.V.

The dividend agreed shall be payable as of June 1, 2005 by Grupo Posadas, S.A. de C.V. (the "Company") as follows:

A. In case of shareholders of the Company holding definitive titles of the Company deposited at INDEVAL, by means of delivering to such entity coupon number 3, and if applicable, upon evidence of legitimate ownership.
B. In case of shareholders of the Company holding definitive titles of the Company not deposited at INDEVAL, by means of delivering to such shareholder coupon number 3 and evidencing their shareholder status through the corresponding registration at the issuer's registry of shares.
C. In the case of shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL or exchanged for definitive titles, by means of delivering to such shareholder the provisional certificates which shall be exchanged for definitive titles representing shares of the Company. Such provisional certificates shall be canceled and exchanged for new share titles representative of shares, and coupon 3 shall be collected. Shareholders of provisional certificates issued by the Company not yet deposited at INDEVAL shall evidence their shareholder status condition by means of their registration at the issuer's registry of shares.
D. Payment of dividends to shareholders whose titles or provisional certificates are deposited at INDEVAL, shall be made at the Company's Treasury offices, located at Paseo de la Reforma No. 155, 4th floor, Col. Lomas de Chapultepec, 11000, Mexico, D.F., on business days at regular business hours.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Date of Receipt by BMV: May 5, 2005 14:48 PM

Prefix: EVENTORE

Ticker Symbol: POSADAS

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Date: 05/05/2005

Place: Mexico, D.F.

Matter: Market shifts

Relevant Event: México City, May 5, 2005. With regard to the market trading of 1,168,200 Series "L" shares, on May 5, 2005, the Company does not have any relevant event to report.

English translation of the Executive Summary of the 2004 Annual Report submitted to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") in accordance with the General Rules issued by the CNBV, as of June 29, 2005.

For a complete version of this Annual report, please refer to www.bmv.com.mx or http://emisnet.bmv.com.mx/informes/infoanua_5624_2005.pdf.

Executive Summary

Grupo Posadas, S.A. de C.V. (the "Company") is the largest hotel operator in Mexico in terms of number of hotels, number of rooms, geographic coverage, sales and market share according to the Market Research Department of the Company. As of December 31, 2004, the Company operated 89 hotels, representing a total amount of 17,022 rooms, in 54 locations in Mexico, United States, Brazil and Argentina, offering services to a wide range of business and tourist clients. The core of the Company's business is located in Mexico, where it operates 71 hotels with a total of 13,663 rooms in 43 locations, including the most important beach and city destinations. The Company is currently operating 6 hotels with 1,060 rooms in Texas and, after the acquisition of the Caesar Park chain in 1998, 11 hotels in Brazil with a total of 2,129 rooms and one hotel in Argentina with 170 rooms. As of December 31, 2004, of the 89 hotels managed, the Company had a majority equity interest in 37 of them, it managed 35 and 17 were leased.

The Company has expanded through the strong positioning and development of its brands, which emphasize a reliable service and client appreciation. The Company operates its hotels in Mexico mainly through its Fiesta Americana and Fiesta Inn brands. Fiesta Americana hotels offer a wide variety of services and luxury rooms, targeting the high end tourists in beach destinations as well as sophisticated business travelers in city destinations. Fiesta Inn hotels on the other hand, are smaller hotels, with lower room rates, with comfortable rooms and located in medium or small size cities, as well as in the suburban areas of large cities.

In Argentina and Brazil, the Company operates its luxury hotels under the Caesar Park brand and it has initiated the export of its current 4 star hotels in Mexico (Fiesta Inn) to the main industrial and commercial cities in South America through the Caesar Business brand.

The Company has achieved its leadership through strategies and opportunities that have enabled its constant growth with a diversified and balanced portfolio: owned and managed hotels, a mix of beach and city hotels, services offered to the business and tourist sectors, and geographic coverage that includes three countries in Latin America: Mexico, Brazil and Argentina, as well as a limited presence in the United States.

Likewise, through the Fiesta Americana Vacation Club brand, the Company manages a time-share business, which includes marketing and selling memberships that enable the use of two resorts in Los Cabos and Cancun during a 40-year period.

Selected Financial Information

The selected financial information presented below has been taken from the consolidated financial statements prepared in accordance with Mexican generally accepted accounting principles, including Rules B-10 and B-15 issued by the Mexican Institute of Public Accountants.

The summary of consolidated financial information for the years 2002, 2003 and 2004 is taken from the consolidated financial statements of the Company audited by Galaz, Yamazaki, Ruiz, Urquiza, S.C., external auditors of the Company.

The financial information below shall be revised together with the financial statements and their corresponding notes. Likewise, the selected financial information shall be revised together with all management discussions provided in Chapter "Financial Information" and especially in the section called "Management Analysis and Discussion of the Company's Operating Results and Condition". Some amounts may not add due to approximation.

	2004	2003	2002
	(in million of constant pesos as of December 31, 2004)		
Statement of Income:			
Total Income	Ps. 4,486.0	Ps. 4,112.7	Ps. 4,161.6
Corporate Expenses	61.3	61.0	107.6
Depreciation, amortization and real estate leases	546.0	554.9	506.1
Amortization of goodwill from acquisition of businesses, net	(18.5)	(3.2)	(15.1)
Operating Income (Loss)	690.7	553.1	605.9
Integral Financing Cost	71.4	298.2	466.3
Taxes	163.7	75.7	37.6
Income (Loss) before participation in the results of associated companies and discontinued operations	341.6	114.6	81.1
Consolidated net income (loss) for the year	340.2	112.9	83.0
Net majority income (loss) of principal shareholders	287.7	146.7	64.6
Balance Sheet:			
Current assets	Ps. 1,605.0	Ps. 1,403.1	Ps. 1,330.4
Property and equipment, net	8,071.7	8,286.2	8,533.4
Total Assets	10,777.0	10,729.9	11,061.4
Total Current Liabilities	1,453.4	1,472.2	1,653.0
Long-term debt	3,447.1	3,529.0	3,391.2
Total liabilities	6,375.3	6,418.7	6,413.3
Total Stockholders' Equity	4,401.7	4,311.1	4,243.4
Principal Financial Ratios			
Operating Income/Revenues	15.4%	13.4%	14.6%
Net Income/Revenues	7.6%	2.7%	2.0%
EBITDA	$1,083.4	$986.5	$970.8
EBITDA/Revenues	24.1%	24.0%	23.3%
Debt with Cost/EBITDA	3.6X	4.2X	4.3X
Current Assets/Current Liabilities	1.10X	0.95X	0.80X
Total Liabilities/Stockholder's Equity	1.45X	1.49X	1.51X

The shares representing the Company's capital stock have been registered before the Mexican Stock Exchange *(Bolsa Mexicana de Valores, S.A. de C.V.)* since 1992. Outstanding shares amount to approximately 577 million, 81% of which correspond to common Series "A" shares, with full voting rights, and 19% of which correspond to Series "L" shares with limited voting rights. In addition, approximately 20,000 Series "A" shares and 48,000 Series "L" shares are traded through the PORTAL (Private Offerings, Resale and Trading through Automated Linkages) system of the NASD (National Association of Securities Dealers) through ADS (American Depositary Shares). The following table shows the annual behavior of the Series "A" and "L" shares in the securities market during the past five years.

POSADAS A	2000	2001	2002	2003	2004
Maximum Price	7.40	8.50	7.00	6.10	8.00
Minimum Price	4.66	5.00	4.30	4.00	5.42
Closing Price	7.40	6.00	4.50	4.50	8.00
Average Daily Volume (in thousand shares)	262.1	65.2	18.7	310.8	5.5

POSADAS L	2000	2001	2002	2003	2004
Maximum Price	7.20	3.97	5.50	5.50	7.50
Minimum Price	4.03	7.40	3.70	3.50	5.55
Closing Price	7.20	5.50	4.00	5.55	7.50
Average Daily Volume (in thousand shares)	169.8	48.3	71.7	133.2	45.5

List of contents of the 2004 Annual Report submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") on June 29, 2005, in accordance with the General Rules issued by the CNBV.

For a complete version of this Annual report, please refer to www.bmv.com.mx or http://emisnet.bmv.com.mx/informes/infoanua_5624_2005.pdf.

List of contents of the 2004 Report on compliance with the Best Corporate Practice Code submitted through EMISNET to the National Banking and Securities Commission ("CNBV") and to the Mexican Stock Exchange ("BMV") on June 29, 2005, in accordance with the New General Rules issued by the CNBV.

For a complete version of this document, please see the following Internet link: http://www.bmv.com.mx/BMV/JSP/sec5_infoemis.jsp?seidemi=5624&idmenu=26

Annual Report 2005

Year Ended March 31, 2005

SUMITOMO ELECTRIC

Ingenious Dynamics

Profile



Sumitomo Electric Industries, Ltd. (SEI), designs, manufactures, and sells optical fibers and components, advanced electronic devices, and automotive parts. Through a successful strategy of research and diversification, SEI has become one of the world's leading companies at the forefront of the revolution in information and communications.

The Company has operations in more than 30 countries around the world and employs 104,472 people. SEI reported Group net sales of ¥1,740.2 billion for the year ended March 31, 2005. For more information, please see SEI's Web site at: http://www.sei.co.jp/.

Contents

Ingenious Dynamics

Each company of the "Sumitomo Electric Group" combines its unsurpassed creativity with knowledge and experience to generate dynamics that allow the Group to contribute to society.

Forward-Looking Statements

This presentation contains various forward-looking statements that are based on current expectations and assumptions of future events. All figures and statements with respect to the future performance, projections, and business plans of SEI and its affiliated companies constitute forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

1. Market and economic conditions in the United States, Europe, Japan, and other Asian countries, especially increases and decreases in personal consumption and capital expenditure
2. Fluctuations of currency exchange rates, especially between the Japanese yen and the U.S. dollar, the euro, and Asian currencies
3. The ability of SEI and its affiliated companies to cope with rapid technological development
4. Changes in financial, management, environmental, and other assumptions
5. Current and future laws and regulations in foreign countries involving trading and other activities
6. Changes in the market value of securities owned by SEI and its affiliated companies

Please be advised that there are possibilities actual sales and profits could be different from those described in these materials. SEI and its affiliated companies are not obliged to update and make public any forward-looking statements after releasing these materials.

Financial Highlights

SUMITOMO ELECTRIC INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2005, 2004 and 2003

	Millions of yen except per share amounts			Thousands of U.S. dollars except per share amounts
	2005	2004	2003	**2005**
For the year:				
Net sales	**¥1,740,198**	¥1,542,402	¥1,488,914	**$16,204,470**
Operating income	**81,429**	48,203	29,832	**758,255**
Income (loss) before income taxes and minority interests	**90,130**	66,254	(8,644)	**839,277**
Net income (loss)	**36,540**	25,635	(19,892)	**340,255**
Capital expenditures	**108,988**	92,542	96,577	**1,014,880**
Depreciation and amortization	**80,005**	82,519	99,497	**744,995**
R&D expenses	**56,480**	55,276	48,640	**525,934**
At year-end:				
Total assets	**1,735,814**	1,700,764	1,626,768	**16,163,647**
Total shareholders' equity	**690,872**	655,553	613,308	**6,433,299**
Per share data:				
Net income (loss):				
Basic	**¥ 48.01**	¥ 34.29	¥ (26.89)	**$ 0.447**
Diluted	**46.04**	32.88	—	**0.429**
Cash dividends	**10.00**	8.00	8.00	**0.093**
Shareholders' equity per share	**911.24**	888.06	830.91	**8.485**

Note: All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at the rate of ¥107.39 to U.S.$1.00, the approximate exchange rate prevailing on March 31, 2005. Billion is used in the American sense of one thousand million.


Net Sales
(Billions of yen)
2,000
1,500
1,000
500
0
1,479
1,485
1,489
1,542
1,740
2001 2002 2003 2004 2005


Operating Income
(Billions of yen)
100
80
60
40
20
0
95
46
30
48
81
2001 2002 2003 2004 2005


Net Income (Loss)
(Billions of yen)
40
30
20
10
0
-10
-20
40
8
-20
26
37
2001 2002 2003 2004 2005

President's Message



A Look Back at Fiscal 2005

Looking at the business climate surrounding Sumitomo Electric Industries, Ltd. (SEI), in fiscal 2005, ended March 31, 2005, although demand in the automobile and electronics sectors was relatively strong, the latter part of the year witnessed a supply and demand adjustment in personal consumption for such goods as digital consumer electronics and growth in the electronics sector was sluggish. Furthermore, in the IT sector, there was a sustained worldwide downturn in demand for fiber-optic cables.

Amid intensified competition and rising raw material prices, we concentrated efforts on thorough cost reductions, improving quality, developing new products and technologies, and sales expansion initiatives.

As a result of the aforementioned factors and activities, in fiscal 2005, net sales increased 13% from the previous fiscal year, to ¥1,740.2 billion, and operating income skyrocketed 69%, to ¥81.4 billion. Ordinary income jumped 52%, to ¥92.5 billion, marking the Company's highest profits in four years.

Over the past several years, the Company has worked to enhance the independence of each of its businesses in an effort to reform its profit structure; restructured and streamlined businesses, focusing on spin-offs and alliances with outside companies; and changed the framework of its businesses with such initiatives as restructuring production lines, implementing these measures Groupwide. Continuing these efforts in fiscal 2005 under a policy of engaging in ongoing structural reform, we aimed for the quick realization and implementation of a growth strategy and worked to accelerate progress in businesses in which structural reform is already under way, while taking drastic measures to deal with themes that have been left untouched, advancing the second stage of the Group's structural reform.

Specifically, in wiring harnesses—the mainstay product of our automotive segment—we pushed forward with ongoing efforts to strengthen development activities and enhance our global production and sales system, enabling us to further expand our global share of the market and secure increased revenue and profits. In the information & communications segment, whose environment remains harsh, production of general-purpose optical fibers, which are experiencing decreasing demand, was consolidated at one of our subsidiaries to improve the production system and further increase cost-competitiveness. In addition, the Gigabit Ethernet Passive Optical Network (GE-PON) and Very High Speed Digital Subscriber Line (VDSL) broadband access equipment enjoyed strong sales; the system integration business grew, securing

higher revenues compared with the previous fiscal year; and the operating loss decreased. Turning to the electronics segment, we worked to increase sales of new products (including multilayer/double-sided flexible printed circuits (FPCs) as well as compound semiconductors for DVD lasers) that will capture demand in the growth markets of sophisticated mobile phones and digital consumer electronics. In the industrial materials & others segment, robust demand enabled us to post increased revenues and profits for hardmetal tools and special steel wires.

In addition to the results of the aforementioned initiatives, ordinary income reached its highest level in four years. However, the information & communications segment recorded a significant operating loss and, with sluggish markets and intensified competition contributing to a difficult operating environment in other segments, we recognized the necessity of constructing a stronger profit base.

Fiscal 2006 Outlook

While the business climate in fiscal 2005 was characterized by a steady global economy and expectations for a recovery in the domestic economy due to the advancement of inventory adjustment in the IT sector and other positive factors, a number of uncertain factors, including increases in the prices of crude oil and materials and uncertainty in international affairs, make it necessary to exercise a good deal of caution.

Faced with such challenges, the SEI Group aims to become a "Glorious Excellent Company" that combines a strong corporate philosophy with sustainable growth. Accordingly, we strengthened employee education measures with the implementation of corporate social responsibility (CSR) initiatives based on the Sumitomo business principles and the opening of our corporate university, "SEI University," in April. Furthermore, we are working to increase our global presence by effecting global expansion of our production bases, R&D, and distribution and sales networks. At the same time, we are employing top technologies to make improve-

Four Business Pillars for Growth (FY2004 ⇒FY2005)



Electronics ¥228.1 billion
FPCs
Magnet wires
Electronic wires
Compound semiconductors
¥278.6 billion
(ROA 8.7%)
Sales Growth
¥216.1 billion
(ROA -8.6%)
¥745.2 billion
(ROA 15.4%)
Information & Communications ¥202.0 billion
Optical fibers and cables
Photonics
Automotive ¥664.2 billion
Wiring harnesses
Anti-vibration rubber parts
Disc brakes
Sintered parts
Growth Areas
Industrial Materials and Others ¥288.3 billion
High-voltage power cables
Low-voltage power cables
Special steel wires
Copper wire rods
Hard materials
¥322.9 billion
(ROA 9.3%)
Mature Areas
8%
ROA (Operating income/Capital employed)



harnesses by 2010 by propelling the development of new products that combine information technology with electronic technology.

In the information & communications segment, in an effort to strengthen our business position and competitiveness, we are working to maximize the results of consolidating production bases for general-purpose optical fiber and focusing more closely on the development of production technology that will drive costs down. We are also expanding our business in new product categories such as optical links and devices and GE-PON systems in which we hold market-leading positions. With these efforts, we are aiming to achieve profitability in fiscal 2006.

ments in the areas of quality, costs, distribution, delivery times, and R&D, focusing efforts on achieving the goal of our "Global Best 3 Strategy" of capturing one of the top three positions in the world in all segments, thereby building even stronger business foundations. The first step in these endeavors will be to promote the measures that follow.

Segment Outlook

In the automotive business, in addition to the creation of a global production and sales system as well as cost-cutting measures, we are striving for the early realization of our "Global 20" goal of capturing a 20% share of the global market for wiring

To respond to stepped-up demand for mobile phones and digital consumer electronics, the electronics segment is working to enhance overseas and domestic production networks as well as curb costs. It is also promoting the development and sales expansion of such strategic products as multilayer/double-sided FPCs, ultrathin coaxial cables, and gallium nitride wafers for blue-violet lasers.

The industrial materials & others segment is concentrating on improving profitability in such growth areas as powder alloy products and is taking all steps necessary to further boost profitability in all its businesses.

We anticipate that, as a result of the measures mentioned above,

net sales in fiscal 2006 will reach ¥1,830 billion, ordinary income will amount to ¥100 billion, and net income will total ¥50 billion. In fiscal 2006, the Company plans to pay dividends of ¥10 per share.

Capital Investment and R&D

The combined total of capital investment expenditures and R&D expenses in fiscal 2006 is forecast to increase slightly, with potential high-growth areas being given priority for investment resources. Total capital investment is expected to reach ¥112 billion.

In the automotive segment, we will strive toward our goal of a 20% share of the global market in wiring harnesses by strengthening production capabilities in mainland China and other parts of Asia and undertaking measures to increase business with both domestic and overseas automakers. We will continue to expand our production networks for anti-vibration rubber parts for automobiles and sintered parts in ASEAN countries. In the information & communications segment, in response to the growth of fiber-to-the-x (FTTx), we are boosting our production capabilities for optical devices for metro/access markets. Looking at the electronics segment, we are working to bolster our capabilities in FPCs, electronic wires, and compound semiconductors, all of which are in high demand for use in information devices and digital consumer electronics. In the industrial materials & others segment, we are working to expand our production capabilities for hardmetal tools—which are experiencing high demand—in mainland China and the rest of Asia, and we are planning to increase production of steel cords for reinforcing tires.

R&D expenses, which are estimated to total ¥60 billion in fiscal 2006, will include further increases in the scope of our investment in new product development in the automotive segment that employs information technology and electronic technology to enhance safety, environmental protection, and comfort. In the information & communications and electronics segments, we will advance development that prioritizes strengthening our core technologies as well as growth products and markets.

A Final Word

I believe that fiscal 2006 will be a crucial year for the SEI Group as we endeavor to further our goal of becoming a "Glorious Excellent Company."

I thank all of our shareholders for their continued understanding and support.

July 2005

M. Matsumoto

Masayoshi Matsumoto
President and CEO

Our Business at a Glance

	Net Sales Breakdown (Millions of yen)	Operating Income (Loss) (Billions of yen)

Automotive




¥745,192
42.7%


60
30
0
-30
¥50.5
(15.6%)

Information & Communications




¥216,128
12.2%


60
30
0
-30
-¥11.3
(26.6%)

Electronics




¥278,616
15.7%


60
30
0
-30
¥15.3
(121.5%)

Engineering




¥214,437
11.9%


60
30
0
-30
¥6.5
(47.8%)

Industrial Materials & Others




¥322,878
17.5%


60
30
0
-30
¥20.2
(144.6%)

( ) = Percentage increase of fiscal 2005 consolidated operating income before eliminations compared with fiscal 2004

Performance	Major Products and Services	
Thanks to increased demand for wiring harnesses and anti-vibration rubber parts, net sales in the automotive segment rose 12.2%, to ¥745.2 billion, and operating income increased 15.6%, to ¥50.5 billion.		**Wiring harnesses** **Anti-vibration rubber parts** **Disc brakes** **Sintered parts**
In the information & communications business, an increase in sales by network systems related businesses compensated for the decrease in sales of optical fibers and cables, resulting in net sales rising 7.0%, to ¥216.1 billion. Although the segment posted an ¥11.3 billion operating loss, this represented a ¥4.1 billion improvement compared with the previous fiscal year.		**Optical fibers and cables** **Photonics** **Access network equipment**
Due to expanded sales of flexible printed circuits, electronic wires for household electronics, and compound semiconductors, net sales in the electronics business skyrocketed 22.2%, to ¥278.6 billion, and operating income increased more than 2.2 times compared with the previous fiscal year, to ¥15.3 billion.		**Magnet wires** **Electronic wires** **FPCs** **Compound semiconductors**
In the engineering segment, an increase in electricity-related construction fueled a 9.6% increase in net sales, to ¥214.4 billion, and a 47.8% increase in operating income, to ¥6.5 billion.		**Wire and cable construction**
Industrial materials & others saw a rise in demand for hardmetal tools and special steel wires that resulted in a 12.0% increase in net sales, to ¥322.9 billion, and operating income of ¥20.2 billion, more than 2.4 times that of the previous fiscal year.		**High-voltage power cables** **Low-voltage power cables** **Special steel wires** **Hard materials** **Copper wire rods**

Automotive

Wiring harnesses, vibration rubber products, and sintered parts comprise a significant proportion of net sales in SEI's automotive business.

In fiscal 2005, in addition to healthy sales of products for automobiles already equipped with SEI products, stronger development initiatives and an enhanced global production and sales framework enabled us to increase sales for vehicles newly equipped with our products, leading to higher revenues and profits.

In the global automobile market, motorization is advancing on a global scale, with the so-called BRIC (Brazil, Russia, India, and China) economies taking their places among countries boasting at least one million vehicles. This development means that it will be necessary to control costs through global expansion of production bases and greater production efficiency while advancing quality assurance, promoting systemization and modularization of automotive components, and responding to growing demands for safety, comfort, and environmental soundness.

Given this environment, SEI is carrying out the global expansion of production, development, logistics, and sales networks to increase its global presence. At the same time, it will draw on its expertise in automotive technology and knowledge and combine it with information products and technology to create new original products and technologies.



Wiring Harnesses

Under the SEI Group's business framework for wiring harnesses, SEI handles planning, sales, and long-term development; Sumitomo Wiring Systems, Ltd., oversees design and manufacturing; and AutoNetworks Technologies, Ltd., is in charge of medium-term R&D. All three companies are working together to strengthen initiatives aimed at achieving "Global 20," the Company's target of capturing a 20% share of the global market.

Specifically, to further fortify our order-receiving and production systems in the growing markets of mainland China and the rest of Asia, we have established a wiring harness joint venture plant in Huizhou in Guangdong Province with the Dongfeng Motor Group, a major Chinese automaker, and have added other wiring harness companies in Wuhan in Hubei Province and Huizhou. This will simultaneously allow us to create a supply system to meet domestic demand in mainland China and strengthen our "out-in" (manufacturing at overseas bases for sale in the domestic market). In fiscal 2005, SEI's out-in ratio (ratio of sales of the products manufactured abroad and brought into Japan to total domestic sales) was approximately 50%, with the percentage of overseas production (ratio of overseas production to total production) at just under 80%, and we plan to improve these percentages in the future.

At the end of 2004, SEI acquired 30% of outstanding stock in Kyungshin Industrial Co., Ltd., one of South Korea's leading manufacturers of wiring harnesses, while Sumitomo Wiring Systems acquired a 20% share; consequently, both companies have been involved in managing the company. Conducting business with non-Japanese companies is essential to achieving "Global 20," and we aim to continue to engage in strategic merger and acquisition activities as well as form alliances with other companies.

Regarding R&D, we are promoting product development that combines technologies in a wide range of fields—including information, electronics, high-voltage cables, and new materials—to meet the need for automobile safety, environmental soundness, and comfort. To date, we have developed high-voltage harnesses for hybrid electric vehicles (HEVs) and flat harnesses for automobiles, both of which are being used by automakers.

Looking ahead to fiscal 2006, we will work to further strengthen the business and expect to capture an 18% share of the global market.



Wiring harness



High-voltage harness for HEVs



Sintered parts


Segment Sales
(Millions of yen)
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
524,900
554,688
615,968
664,158
745,192
2001
2002
2003
2004
2005

Information & Communications

For a number of years, the information & communications segment contributed substantially to the Company's performance as one of its core businesses; however, following the collapse of the IT bubble, the segment has recorded an operating loss every year since fiscal 2003. Following the recognition of a devaluation loss on domestic surpluses and excessive production capacity for optical fibers and optical components in fiscal 2003, the Company implemented measures for reorganizing production in North America, engaged in restructuring of its domestic production framework in fiscal 2005 to take into account the ongoing slump in demand in the optical fiber and cable market, and, in keeping with these developments, engaged in early implementation of asset-impairment accounting.



We have worked to streamline assets by employing asset-impairment accounting and discarding unnecessary assets and have reconstructed our production system to create a business scale that is in line with demand for optical fibers as a part of structural reform measures. To ensure SEI's success in the growing domestic broadband access market, represented by the popularity of fiber-to-the-home (FTTH), we are expanding business in new products that incorporate our expertise, including optical links and devices and network access equipment such as GE-PON equipment.

Given the aforementioned measures, the information & communications business expects to recover profitability in fiscal 2006 and post ¥0.5 billion in operating income for the year.

Optical Fibers and Cables

Although the FTTH market is expected to gain momentum both in Japan and overseas, there are no signs of a quick recovery in either the domestic or overseas markets for trunk lines. Amid such an environment, in addition to the effects of restructuring efforts to date, we are promoting higher cost-competitiveness with low-cost optical fiber products in our aim to become the world's most cost-competitive supplier.


Optical fiber cable

Photonics

Since the collapse of the IT bubble, the market for photonics products has been on a path of gradual improvement, recovering to its former peak, and SEI has been increasing sales at a rate that exceeds that of the market's recovery. However, with continued downward pressure on prices and shrinking customer lead times, the business environment remains harsh. Amid such conditions, we are working to strengthen cost-competitiveness with such measures as transferring certain assembly processes to a base in mainland China and are accelerating the development of a 10G optical transceiver for metro and access applications for which increased demand is expected. Furthermore, in response to the commencement of FTTx services, we are focusing efforts on optical triplexers and diplexers.


Small-form factor pluggable (SFP) optical transceivers


GE-PON device

Access Network Equipment

Amid growing demand for further acceleration of broadband networks spurred by the rapid popularization of the Internet, SEI has a dominant share of the domestic market for ADSL equipment and is supplying major domestic and overseas telecommunications carriers with broadband access equipment, including GE-PON systems for FTTH networks and VDSL equipment, as well as systems for Voice over Internet Protocol (VoIP) and content delivery network (CDN) applications.

In the future, we will aggressively strive to develop equipment that responds to the need for higher speeds, more sophisticated functions, and better reliability and work to contribute to the development of broadband network applications, including CDN and verification and security technologies.


Segment Sales
(Millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
227,000
268,045
222,213
201,965
216,128
2001
2002
2003
2004
2005

Electronics



The electronics segment constitutes a key source of growth for SEI and, as a result of restructuring, in fiscal 2005, most businesses achieved an ROA (operating income divided by capital employed) exceeding 8%. The Company expanded sales of such new products as compound semiconductors for DVD lasers and multilayer/double-sided FPCs in the growth markets of high-performance mobile telephones and digital consumer electronics, achieving higher profits and revenues. However, rapid progress and new market entries by mainland Chinese and South Korean companies in the mobile phone and digital consumer electronics markets have led to intensified cost competition, contributing to ongoing difficulty in the business environment. In response, SEI will prioritize strengthening core technologies and focusing on growth products and markets in fiscal 2006.

Electronic Wire Products and FPCs

In electronic wire and FPC operations, we have enhanced our production systems at our domestic bases as well as those in mainland China and other Asian countries in order to capture demand in the strong markets of mobile phones and digital consumer electronics. As a result, although we experienced slack demand due to inventory adjustment of digital consumer electronics in the latter half of fiscal 2005, we were able to achieve net sales that were over 20% higher than those in fiscal 2004. Looking ahead, we will further upgrade our domestic and overseas production bases and reduce costs as well as aggressively work to bolster sales of multilayer/double-sided FPCs and ultrathin coaxial cables—strategic products for high-performance mobile phones—and vigorously implement new technologies that draw on the SEI Group's collective strengths to increase our global share.

Compound Semiconductors

Our compound semiconductor operations are one of the electronics segment's most internationally competitive businesses. SEI boasts the top share of the global market for gallium arsenide and indium phosphide wafers as well as gallium nitride substrates. Although demand for compound semiconductors in general witnessed a correction in the latter half of fiscal 2005, demand for compound semiconductors for mobile phones and DVD lasers was strong, and sales rose 10% compared with fiscal 2004. In fiscal 2006, although the market is expected to grow due to new applications, the rise of manufacturers in Taiwan and other parts of Asia will exert downward pressure on prices. Against this backdrop, we plan to expand business in such high-value-added fields as epitaxial wafers and devices and, in response to the full-fledged dissemination of next-generation DVD players, strengthen our production capabilities for gallium nitride substrates for blue-violet lasers to accurately capture demand.



FPCs



Ultrathin coaxial cables



Gallium nitride substrates

Magnet Wires

Sumitomo Electric Wintec, Inc., which began operations in October 2002, became profitable within one year and has become a leading international magnet wire manufacturer, with a 10% share of the global market. In fiscal 2005, sales of magnet wires for automobiles and air-conditioning units in mainland China and Thailand grew significantly. To ensure ongoing growth in overseas markets in the future, we will promote the upgrading and expansion of production bases to satisfy demands from users for shorter delivery times and higher quality and push forward with the development and sales expansion of high-performance products for automotive applications.



Segment Sales
(Millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
209,660
178,695
197,580
228,056
278,616
2001
2002
2003
2004
2005

Industrial Materials and Engineering



In the industrial materials & others and engineering segments, SEI was quick to embark on rapid restructuring through alliances with other companies and spin-offs. This structural reform increased the Company's competitiveness, which enabled it to expand business, resulting in increased revenues and profits in fiscal 2005. However, we expect profits in fiscal 2006 to decrease compared with fiscal 2005, due to steep rises in the prices of raw materials.

Looking ahead, we will focus efforts on improving profitability in growth areas such as hard materials and, to raise profitability in each business, work to advance the development of new core technologies and products. We are taking all necessary steps toward accelerating overseas operations, including expansion of production and sales in the global marketplace.

Hard Materials

From 2000, SEI committed itself to effecting structural reform in the hardmetals business, making A.L.M.T. Corp. a wholly owned subsidiary in July 2004. In the cutting tools business, we are pushing forward with the development of new core products and are working to bolster our production and sales framework on a global scale. Specifically, to respond to increased demand for cutting tools in mainland China and ASEAN countries, we are drastically strengthening the production and sales systems at local bases in these countries and, in addition to providing a better support system for users, at Hokkaido Sumiden Precision Co., Ltd.—a global production base in Japan—we have constructed an innovative production line that has greatly expanded our production capabilities.

Special Steel Wires

Amid changes in the market structure that include the maturation of the domestic market and a shift in demand to overseas markets as well as the advancing sophistication

and diversification of user needs, in October 2002, we spun off our special steel wire business to bolster competitiveness, forming Sumitomo (SEI) Steel Wire Corp. Although automobile-related demand was favorable in fiscal 2005, we will be responding to the expected shrinkage of the domestic market and the development of the global market over the medium-to-long term. In the domestic market, we are working to continue to evolve the development of sophisticated and high-value-added products as well as new applications, taking up the challenge to create a new, next-generation business model. In the growing overseas market, we plan to boost the responsiveness of our overseas network to global market trends, leveraging the brand recognition and technological capabilities that we have cultivated over many years to further grow our business.


Cutting tool


Titanium & ß titanium alloy wire products


Ecology cables

Electric Power Cables

SEI, a frontrunner in the electric power cable industry in promoting structural reform and reorganization, has teamed up with Hitachi Cable, Ltd., to establish J-Power Systems Corporation (JPS). In light of the downward trend in domestic demand, we intensified our restructuring measures with the integration and October 2004 transfer of Hitachi Cable's and our high-voltage electric power cable sales businesses targeting domestic electric power companies to JPS with the aim of further rationalizing costs. In the industrial wires and cables business, the core of which is Sumitomo Electric Industrial Wire & Cable, Inc., SEI is working to further strengthen its business promotion with the commencement of business reorganization that involves centralizing the Group's basic technologies, know-how, and production capabilities at SEI Wire & Cable and concentrating the Group's energies on the development and expansion of the industrial wires and cables business.


Segment Sales
(Millions of yen)
600,000
500,000
400,000
300,000
200,000
100,000
0
550,300
516,829
485,920
483,955
537,315
2001
2002
2003
2004
2005
Industrial Materials
Engineering

Overseas Activities



In fiscal 2005, steady growth in the SEI Group's overseas activities in the Americas, Asia, and Europe contributed to a 28.1% increase in net sales compared with fiscal 2004, to ¥546.5 billion, and a 48.1% increase in operating income, to ¥31.2 billion. In Japan as well, an overall increase in demand spurred a 10.0% increase in net sales compared with the previous fiscal year, to ¥1,444.3 billion, and significant increases in operating income in the automotive, electronics, and industrial materials & others segments compensated for an operating loss in the information & communications segment, resulting in a 92.2% surge in operating income, to ¥51.1 billion.

Americas

Although ongoing sluggishness in the long-distance optical communications market affected the information & communications segment's performance, investment in fiber-to-the-premises (FTTP) services by local telecommunication carriers picked up, and sales of optical components and devices for access networks rose. These factors, along with robust sales in the automotive segment, resulted in an 18.4% increase in net sales compared with fiscal 2004, to ¥205.8 billion, and operating income of ¥10.0 billion, up 39.6% from the previous fiscal year.

Asia

An overall increase in demand throughout Asia led to net sales of ¥236.3 billion, up 34.4% from fiscal 2004, and operating income surged 45.5%, to ¥13.3 billion.

In mainland China, deregulation and further opening of markets following its membership in the World Trade Organization has accelerated the Japanese manufacturers' shift from "Made in Japan" to "Made in China," and the local China market is expanding as a result of rapid economic growth. SEI is establishing various production bases for automotive wiring harnesses, electronic wires for information and electronic devices, and cutting tools, mainly in Beijing and Tianjin in northern China, Shanghai and Suzhou in eastern China, and Hong Kong and Guangzhou in southern China.

Other Regions

Although the proportion of sales represented by other regions, particularly Europe, is not particularly significant in scale, both sales and profits made steady gains. Net sales climbed 35.6% compared with fiscal 2004, to ¥104.4 billion, and operating income skyrocketed 65.9%, to ¥7.9 billion.



Tianjin Jinzhu Wiring Systems Co., Ltd.



Huizhou Zhurun Wiring Systems Co., Ltd.


Segment Sales
(Millions of yen)
250
200
150
100
50
0
194.9
115.0
43.4
207.8
139.0
56.4
189.5
148.3
59.7
173.8
175.9
77.0
205.8
236.3
104.4
2001
2002
2003
2004
2005
Americas
Asia
Other Regions

Research & Development



To date, SEI has maintained its R&D spending at approximately 3% of net sales. SEI recognizes that R&D plays a critical role in supporting current operations as well as creating future growth and thus requires a certain level of investment. R&D expenditures in fiscal 2005 amounted to ¥56.5 billion and R&D investment in fiscal 2006 is expected to total ¥60.0 billion.

Based on its business philosophy of "building technical expertise, realizing changes, and striving for consistent growth," the SEI Group focuses on growth areas in developing new businesses and products that are original and profitable. It is working to create projects to commercialize products when they reach the market entry stage, aiming for quick market entry driven by collaboration among the operations and business departments as well as Group companies.

Automotive

In the automotive segment, SEI is engaging in R&D that combines its proprietary technologies in the fields of information and electronics. At present, the Company is working to meet increasing demands for safe, environmentally sound, and comfortable cars. For better safety, the Company has developed a blind-corner monitoring camera and is developing a next-generation onboard periphery monitoring camera system. To meet environment- and comfort-related demands, the Company has developed a roof wiring harness that uses flexible flat cables, thus contributing to the development of more compact and lightweight cars. In addition, it is working to develop wiring harness products that employ halogen-free electrical wires and other components that do not emit harmful substances.

Information & Communications

R&D in the information & communications segment is focused on optical communications products such as optical fibers, optical cables, and optical components as well as broadband access equipment and applications. Among SEI's optical communications products are a new type of optical cable that responds to the growing popularity of FTTH, tools and equipment that make installation of optical cables easier, and a

10Gbps pluggable optical transceiver module that meets needs for higher-speed communication networks. In broadband access equipment, SEI has used the technological capabilities it cultivated with ADSL equipment to develop the *StreamCruiser* IP set-top box, which enables use of various image delivery services in a broadband environment that employs FFTH or ADSL. Entering the overseas access market for power line communications (PLC), we have developed a high-speed 200 Mbps PLC modem and are advancing the development of a modem for customer premise networks.



Roof wiring harness

Electronics

Leveraging a wide variety of materials and processing technologies for metals and other inorganic and organic materials, we are working to develop an array of new materials and components, including compound semiconductors and materials for electronic components. In compound semiconductors, we are promoting the sophistication of gallium nitride wafers, which are expected to contribute to the development of blue-violet laser diodes that are employed in next-generation DVD players. In materials for electronic components, using metal processing technology, we have developed a nano silver ink, *SEINTRONICS INK,* which is compatible with processes for manufacturing circuits using ink-jet printing with metal nanoparticle ink, and are developing fine-line pattern formation technology that greatly exceeds the limits of conventional line widths and can be used in conventional ink-jet pattern formation employing nano metal ink.



***StreamCruiser* IP set-top box**



Nano metal ink (silver nanopowder)

Industrial Materials & Others

SEI's industrial materials & others segment is using its proprietary materials technology in such fields as powder metallurgy to develop various new types of cemented carbide tools and is moving forward with development aimed at making forays into new fields in superconductivity and medicine. Through the development of innovative processes in the field of superconductivity, we have simultaneously achieved significant improvements in both quality and productivity levels for bismuth-based high temperature superconducting wires and have commenced full-fledged production and sales.



Bismuth-based superconducting wires

Corporate Social Responsibility

The SEI Group recognizes that fulfilling its corporate social responsibility (CSR) constitutes a critical management issue and that it is the basis for sustained growth. By vigorously promoting CSR initiatives, we aim to better realize our corporate philosophy and achieve sustained growth by coexisting and prospering with all of our shareholders and stakeholders, including customers, employees, and local communities.



The SEI Group's Basic CSR Philosophy

Sumitomo Business Principles

The Sumitomo Business Principles have been handed down over Sumitomo's 400-year history, helping to sustain growth. In 1891, the Company established two business principles from its traditional code of business ethics—"Sumitomo shall place prime importance on integrity and sound management," and "Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently." In addition to these two principles, which could be called the pillars of Sumitomo's business principles, we have a number of unwritten principles, including "respecting humanity and attaching importance to technical expertise." These principles share the same vision as the concept of CSR, and the SEI Group continues their tradition unbroken to this day.

Corporate Philosophy

On the occasion of its 100th anniversary in 1997, the Company established the following corporate philosophy, which is based on Sumitomo's business principles:

Sumitomo Electric Industries, Ltd., shall:

- Offer the very best goods and services to satisfy customer needs.
- Build technical expertise, realize changes, and strive for consistent growth.
- Contribute to creating a better society and environment, with a firm awareness of its social responsibility.
- Maintain high corporate ethics and strive to become a company worthy of society's trust.
- Nurture a lively corporate culture that enables employee self-improvement.

Corporate Governance

Adoption of an Executive Officer System and Business Unit System

In June 2003, the Company adopted an Executive Officer System, along with a Business Unit System, as part of its restructuring efforts. Implementing both systems

at the same time has simultaneously accelerated the Board's decision making, improved its supervision of business execution, and clarified authorities and responsibilities, thus promoting the creation of a flexible system of business execution.

Compliance and Risk Management Initiatives

In March 2003, we created the Compliance Committee to promote ongoing improvement in the areas of legal compliance and corporate and professional ethics. Furthermore, the Crisis Management Committee was formed in August 2003 to create a Groupwide risk-management system that makes rapid and appropriate responses to various risks and emergency situations that arise both in Japan and overseas.

Disclosure of Information

Amid demands for corporate transparency and accountability, SEI recognizes that the timely and accurate disclosure of information to shareholders and investors is becoming increasingly critical and strives to respond to such demands in the best possible manner. Specifically, we have distributed to the stock exchanges a Written Oath of Timely Disclosure in which we pledge to take seriously the timely and accurate disclosure of Company information and, regarding our financial statements, a Written Confirmation of the Fairness of Financial Statements, which verifies our commitment to providing statements free of falsehood and outlines our reasons for making such a commitment. In addition to disclosure through the delivery of operating statements, which we have carried out for a number of years, we are improving accurate disclosure of information through filings with stock exchanges, IR activities, press releases to the media, and our Web site.


Customers
Shareholders and investors
Government and public offices
Environment
International community and regional communities
Employees and families
Local communities
Students and job seekers
Consumers and consumer groups
Suppliers and business partners
Sumitomo Business Principles
Corporate Philosophy
· Compliance
· Employees, human rights, and community contributions
· Safety and the environment
· Investor relations, public relations, and information disclosure
· Procurement and logistics
· Quality and customer satisfaction improvement

CSR Initiatives

In August 2004, SEI established a CSR Committee, chaired by the Managing Director and comprising general managers, to supervise compliance; employees, human rights, and community contributions; safety and the environment; investor relations, public relations, and information disclosure; procurement and logistics; and quality and customer satisfaction improvement. The committee is in charge of verifying that initiatives in all areas are sufficient, publicizing information inside and outside of the Company, and promoting CSR education throughout the Group.

SEI plans to publish a *CSR Report*, which will replace the *Environmental Report*, in September 2005.

Directors, Corporate Auditors, and Executive Officers



Norio Okayama
Chairman of the Board of Directors



Masayoshi Matsumoto
President and CEO



Hideyuki Takashima
Executive Vice President



Takayoshi Sugiyama
Senior Managing Director



Toshihide Kimura
Senior Managing Director



Yoshio Ebihara
Managing Director



Yoshiaki Nishimura
Managing Director



Hiroyuki Takenaka
Managing Director



Mario Sugaya
Managing Director



Fumikiyo Uchioke
Managing Director



Yuichiro Kohno
Managing Director

Chairman of the Board of Directors
Norio Okayama

President and CEO
Masayoshi Matsumoto

Executive Vice President
Hideyuki Takashima

Senior Managing Directors
Takayoshi Sugiyama
Toshihide Kimura

Managing Directors
Yoshio Ebihara
Yoshiaki Nishimura
Hiroyuki Takenaka
Mario Sugaya
Fumikiyo Uchioke
Yuichiro Kohno

Corporate Auditors
Kimio Toma
Shintaro Mitake
Takashi Kakimi
Ichiro Kobayashi

Managing Executive Officers
Ryosuke Hata
Akira Nishimura
Shousuke Hongo
Yuuji Hamasaki
Shigeru Tanaka

Executive Officers
Hirokazu Sugawara
Osamu Hashimoto
Hideaki Obata
Masato Isobe
Osamu Inoue
Hideyuki Shigi
Tooru Kuwahara
Katsuhide Kurasaka
Takashi Takagaki
Yuuzo Tokumaru
Toyoaki Hosokawa

(As of June 2005)

Financial Section

Five-Year Financial Data and Indexes

SUMITOMO ELECTRIC INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
For the five years in the period ended March 31, 2005

	Millions of yen					Thousands of U.S. dollars
	2005	2004	2003	2002	2001	**2005**
For the Year:						
Net sales	**¥1,740,198**	¥1,542,402	¥1,488,914	¥1,485,021	¥1,478,740	**$16,204,470**
Cost of sales	**1,426,241**	1,271,741	1,243,526	1,224,218	1,182,884	**13,280,948**
Selling, general and administrative expenses	**232,528**	222,458	215,556	214,638	200,687	**2,165,267**
Operating income	**81,429**	48,203	29,832	46,165	95,169	**758,255**
Income (loss) before income taxes and minority interests	**90,130**	66,254	(8,644)	25,850	73,262	**839,277**
Net income (loss)	**36,540**	25,635	(19,892)	8,260	40,223	**340,255**
Capital expenditures	**108,988**	92,542	96,577	135,308	133,717	**1,014,880**
Depreciation and amortization	**80,005**	82,519	99,497	88,235	74,375	**744,995**
R&D expenses	**56,480**	55,276	48,640	48,443	44,770	**525,934**
At Year-End:						
Total assets	**1,735,814**	1,700,764	1,626,768	1,767,410	1,812,890	**16,163,647**
Working capital	**354,241**	334,692	279,030	296,606	305,606	**3,298,640**
Total interest-bearing liabilities	**414,655**	426,172	425,731	452,375	408,279	**3,861,207**
Total shareholders' equity	**690,872**	655,553	613,308	690,562	707,972	**6,433,299**
	Yen					U.S. dollars
Per Share Data:						
Net income (loss):						
Basic	**¥ 48.01**	¥ 34.29	¥ (26.89)	¥ 11.03	¥ 53.69	**$ 0.447**
Diluted	**46.04**	32.88	—	10.69	51.06	**0.429**
Cash dividends	**10.00**	8.00	8.00	10.00	11.00	**0.093**
Shareholders' equity per share	**911.24**	888.06	830.91	921.82	944.98	**8.485**
Weighted average number of shares outstanding (in thousands)	**752,764**	737,836	747,668	749,172	749,167	
Number of employees (at year-end)	**104,398**	87,415	79,197	69,959	70,936	
Financial Indexes:						
R&D expenses / net sales (%)	**3.2**	3.6	3.3	3.3	3.0	
Net income (loss) / net sales (%)	**2.1**	1.7	(1.3)	0.6	2.7	
Return on equity (%)	**5.4**	4.0	(3.1)	1.2	6.2	
Current ratio (Times)	**1.7**	1.7	1.6	1.6	1.6	
Shareholders' equity ratio (%)	**39.8**	38.5	37.7	39.1	39.1	
Total asset turnover (Times)	**1.0**	0.9	0.9	0.8	0.9	
Inventory turnover (Times)	**8.7**	7.8	7.1	6.6	7.1	

Note: All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at the rate of ¥107.39 to U.S.$1.00, the approximate exchange rate prevailing on March 31, 2005. Billion is used in the American sense of one thousand million.

Financial Review

Results of Operations

In fiscal 2005, ended March 31, 2005, the domestic market was in a rather pleasant condition. Increased personal consumption and capital investment contributed to moderate growth in the economy. Moreover, world economic expansion, especially in the United States and China, remained on track.

As for SEI's business environment, the automotive and the electronics segments both enjoyed robust demand. On the other hand, the information & communications segment suffered from a persistent downturn in global demand for optical fibers and cables. In addition to this, SEI faced other concerns, such as soaring raw material (oil, metal, etc.) prices.

To establish a stronger revenue base in this severe environment, SEI endeavored to proceed with business restructuring. For example, SEI regrouped its subsidiaries and integrated the optical fiber production facilities. SEI also strived for minimum costs to lessen the impact of the rising raw material prices. Furthermore, SEI continued to make an effort to achieve supreme quality and technological innovation.

As a result, net sales in fiscal 2005 increased 12.8%, to ¥1,740.2 billion; operating income soared 68.9%, to ¥81.4 billion; and net income of ¥36.5 billion was recorded.

Business Segment Information

In the automotive segment, sales in fiscal 2005 rose 12.2%, to ¥745.2 billion, and operating income increased 15.6%, to ¥50.5 billion, compared with the previous year, primarily due to the increased demand for wiring harnesses and anti-vibration rubber parts. The operating income margin improved slightly (0.2 percentage point), to 6.8%.

In the information & communications segment, the long-distance communications market remained flat. On the contrary, sales of optical communications components were supported by a favorable market demand. Consequently, segment sales increased 7.0%, to ¥216.1 billion, and the operating loss improved ¥4.1 billion, to ¥11.3 billion.

In the electronics segment, sales increased 22.2%, to ¥278.6 billion, and operating income doubled, to ¥15.3 billion, reflecting the expanded sales of flexible printed circuits, electric wires for electronic devices, and compound semiconductors. As a result, the operating income margin surged 2.5 percentage points, to 5.5%.

In the engineering segment, sales rose 9.6%, to ¥214.4 billion, due to an increase in power cable construction. Likewise, operating income climbed 47.8%, to ¥6.5 billion, and the operating income margin showed a slight rise (0.8 percentage point), to 3.0%.

In the industrial materials and others segment, sales increased 12.0%, to ¥322.9 billion, and operating income was ¥20.2 billion, 2.4 times that of the previous year. In addition, the operating income margin rose 3.4 percentage points, to 6.3%.

Performance by Geographical Segment

In Japan, net sales increased 10.0%, to ¥1,444.3 billion, and operating income jumped 92.2%, to ¥51.1 billion. Accordingly, the operating income margin rose 1.5 percentage points, to 3.5%.



Net Sales
(Billions of yen)
2001 2002 2003 2004 2005



Operating Income
and Operating Income Margin
(Billions of yen/%)
2001 2002 2003 2004 2005

Operating income (left scale)
Operating income margin (right scale)



Net Income (Loss)
and Return on Equity
(Billions of yen/%)
2001 2002 2003 2004 2005

Net income (loss) (left scale)
Return on equity (right scale)

In the Americas, sales improved 18.4%, to ¥205.8 billion. Operating income soared 39.6%, to ¥10.0 billion. The operating income margin came to 4.9%, reflecting a 0.8 percentage point gain.

In Asia, sales increased 34.4%, to ¥236.3 billion. Operating income climbed 45.5%, to ¥13.3 billion. Consequently, the operating income margin went up slightly (0.4 percentage point), to 5.6%.

Sales in other regions amounted to ¥104.4 billion, operating income was ¥7.9 billion, and the operating income margin rose 1.4 percentage points, to 7.6%.

Overseas Sales

Overseas sales increased 27.3%, to ¥521.9 billion, and the ratio to net sales rose 3.4 percentage points, to 30.0%. Regional sales in the Americas amounted to ¥210.3 billion, or 12.1% of net sales; sales in Asia totaled ¥201.0 billion, or 11.5% of net sales; and sales in other regions were ¥110.7 billion, or 6.4% of net sales.

Cash Flows

Cash and cash equivalents at the end of the year stood at ¥152.9 billion, ¥14.8 billion, or 10.7% up from the previous year.

Net cash provided by operating activities rose ¥23.2 billion from the previous year, to ¥109.0 billion. This was mainly because income before income taxes and minority interests amounted to ¥90.1 billion and SEI curbed the range of an increase in working capital assets under increased sales.

Net cash used in investing activities was ¥79.9 billion, ¥5.0 billion up from the previous year. SEI used ¥97.2 billion as expenditures for property, plant and equipment while SEI received ¥19.8 billion in proceeds from the sales of property, plant and equipment.

Free cash flow—net cash flow from operating activities less net cash flow from investing activities—amounted to an inflow of ¥29.0 billion, an ¥18.2 billion increase over the previous year.

Net cash used in financing activities was ¥18.4 billion, compared with ¥1.4 billion provided by financing activities in the previous year, primarily due to a ¥38.0 billion repayment of long-term debt.



Overseas Sales
and Overseas Sales Ratio
(Billions of yen/%)
600
500
400
300
200
100
0
2001
2002
2003
2004
2005
522

Overseas sales (left scale)
Overseas sales ratio (right scale)



Working Capital
and Current Ratio
2001
2002
2003
2004
2005

Working capital (left scale)
Current ratio (right scale)



Capital Expenditures and
Depreciation and Amortization
2001
2002
2003
2004
2005

Capital expenditures
Depreciation and amortization

Consolidated Balance Sheets

SUMITOMO ELECTRIC INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	**2005**	2004	**2005**
Current Assets:			
Cash and time deposits (Note 3)	**¥ 152,962**	¥ 103,376	**$ 1,424,360**
Securities (Notes 3 and 4)	**106**	10,057	**987**
Receivables (Notes 3 and 10):			
Trade notes and accounts	**420,491**	388,979	**3,915,551**
Other	**32,003**	49,790	**298,007**
Less—Allowance for doubtful receivables	**(3,440)**	(3,173)	**(32,033)**
	449,054	435,596	**4,181,525**
Inventories (Note 6)	**204,307**	195,811	**1,902,477**
Deferred income taxes (Note 11)	**28,355**	24,749	**264,038**
Other current assets	**30,447**	25,495	**283,518**
Total current assets	**865,231**	795,084	**8,056,905**
Property, Plant and Equipment (Note 7):			
Land	**69,443**	72,240	**646,643**
Buildings and structures	**367,323**	383,170	**3,420,458**
Machinery and equipment	**897,060**	893,468	**8,353,292**
Construction in progress	**16,435**	16,949	**153,040**
	1,350,261	1,365,827	**12,573,433**
Less—Accumulated depreciation	**(878,806)**	(878,226)	**(8,183,313)**
Net property, plant and equipment	**471,455**	487,601	**4,390,120**
Investments and Other Assets:			
Investments in and loans to unconsolidated subsidiaries and affiliates	**142,989**	118,886	**1,331,493**
Investment securities (Notes 4 and 7)	**185,851**	222,766	**1,730,617**
Deferred income taxes (Note 11)	**21,678**	26,023	**201,862**
Other	**48,610**	50,404	**452,650**
Total investments and other assets	**399,128**	418,079	**3,716,622**
Total assets	**¥1,735,814**	¥1,700,764	**$16,163,647**

The accompanying notes to consolidated financial statements are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2005	2004	Thousands of U.S. dollars (Note 1) 2005
Current Liabilities:			
Short-term borrowings (Note 7)	¥ **80,522**	¥ 71,353	$ **749,809**
Current portion of long-term debt (Note 7)	**39,985**	37,263	**372,334**
Notes and accounts payable:			
Trade (Note 10)	**241,529**	211,596	**2,249,083**
Construction	**24,230**	21,504	**225,626**
Accrued expenses	**66,345**	62,383	**617,795**
Accrued income taxes	**15,434**	15,107	**143,719**
Other current liabilities (Note 11)	**42,945**	41,186	**399,898**
Total current liabilities	**510,990**	460,392	**4,758,264**
Long-Term Liabilities:			
Long-term debt (Note 7)	**294,148**	317,556	**2,739,063**
Accrued pension and severance costs (Note 12)	**34,465**	62,307	**320,933**
Deferred income taxes (Note 11)	**43,409**	42,114	**404,218**
Other long-term liabilities	**18,112**	8,884	**168,657**
Total long-term liabilities	**390,134**	430,861	**3,632,871**
Total liabilities	**901,124**	891,253	**8,391,135**
Contingent Liabilities (Note 13)			
Minority Interests	**143,818**	153,958	**1,339,213**
Shareholders' Equity (Note 8):			
Common stock;			
Authorized—2,000,000 thousand shares,			
Issued—758,424 thousand shares in 2005 and			
749,480 thousand shares in 2004	**96,231**	96,231	**896,089**
Capital surplus	**116,930**	105,912	**1,088,835**
Retained earnings	**433,017**	406,008	**4,032,191**
Land revaluation	**(1,388)**	(1,388)	**(12,925)**
Net unrealized holding gains on available-for-sale securities	**63,605**	75,930	**592,280**
Foreign currency translation adjustments	**(16,945)**	(17,833)	**(157,789)**
Treasury stock, at cost;			
692 thousand shares in 2005 and 11,670 thousand shares in 2004	**(578)**	(9,307)	**(5,382)**
Total shareholders' equity	**690,872**	655,553	**6,433,299**
Total liabilities and shareholders' equity	**¥1,735,814**	¥1,700,764	**$16,163,647**

Consolidated Statements of Income

SUMITOMO ELECTRIC INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	**2005**
Net Sales (Note 10)	**¥1,740,198**	¥1,542,402	**$16,204,470**
Cost of Sales (Note 10)	**1,426,241**	1,271,741	**13,280,948**
Gross profit	**313,957**	270,661	**2,923,522**
Selling, General and Administrative Expenses	**232,528**	222,458	**2,165,267**
Operating income	**81,429**	48,203	**758,255**
Other Income (Expenses):			
Interest and dividend income	**4,863**	5,666	**45,284**
Interest expense	**(5,676)**	(6,053)	**(52,854)**
Equity in net income of affiliates	**13,875**	12,675	**129,202**
Gain on sales of securities, net (Note 4)	**8,432**	4,088	**78,518**
Gain on sales of property, plant and equipment	**7,078**	2,576	**65,909**
Loss on disposal of property, plant and equipment	**(3,742)**	(3,307)	**(34,845)**
Gain on securities contributed to employees' retirement benefit trust	**14,910**	—	**138,840**
Gain on return of substituted portion of governmental welfare pension program	**—**	14,929	**—**
Restructuring expenses (Note 15)	**(34,282)**	(7,562)	**(319,229)**
Other, net	**3,243**	(4,961)	**30,197**
	8,701	18,051	**81,022**
Income before Income Taxes and Minority Interests	**90,130**	66,254	**839,277**
Income taxes (Note 11):			
Current	**28,404**	23,813	**264,494**
Deferred	**10,582**	3,108	**98,538**
	38,986	26,921	**363,032**
Minority Interests	**(14,604)**	(13,698)	**(135,990)**
Net Income	**¥ 36,540**	¥ 25,635	**$ 340,255**

	Yen		U.S. dollars (Note 1)
Per Share of Common Stock:			
Net income (basic)	**¥48.01**	¥34.29	**$0.447**
Net income (diluted)	**46.04**	32.88	**0.429**
Cash dividends	**10.00**	8.00	**0.093**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

SUMITOMO ELECTRIC INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2005 and 2004

	Number of shares (thousands)	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	**2005**	2004	**2005**
Common Stock:				
Beginning balance	**749,480**	**¥ 96,231**	¥ 96,231	**$ 896,089**
Increase resulting from share exchange (Note 8)	**8,944**	**—**	—	**—**
Ending balance	**758,424**	**¥ 96,231**	¥ 96,231	**$ 896,089**
Capital Surplus:				
Beginning balance		**¥105,912**	¥105,911	**$ 986,237**
Gain on disposal of treasury stock		**15**	1	**140**
Increase resulting from share exchange (Note 8)		**11,003**	—	**102,458**
Ending balance		**¥116,930**	¥105,912	**$1,088,835**
Retained Earnings:				
Beginning balance		**¥406,008**	¥386,896	**$3,780,687**
Net income for the year		**36,540**	25,635	**340,255**
Cash dividends		**(6,742)**	(5,904)	**(62,781)**
Bonuses to directors		**(366)**	(268)	**(3,408)**
Effect arising from net increase in number of subsidiaries and affiliates for consolidation		**311**	(101)	**2,896**
Net decrease due to merger of consolidated subsidiaries		**(833)**	—	**(7,757)**
Other		**(1,901)**	(250)	**(17,701)**
Ending balance		**¥433,017**	¥406,008	**$4,032,191**
Land Revaluation:				
Beginning balance		**¥ (1,388)**	¥ (1,411)	**$ (12,925)**
Net change		**—**	23	**—**
Ending balance		**¥ (1,388)**	¥ (1,388)	**$ (12,925)**
Net Unrealized Holding Gains on Available-for-Sale Securities:				
Beginning balance		**¥ 75,930**	¥ 41,489	**$ 707,049**
Net change		**(12,325)**	34,441	**(114,769)**
Ending balance		**¥ 63,605**	¥ 75,930	**$ 592,280**
Foreign Currency Translation Adjustments:				
Beginning balance		**¥ (17,833)**	¥ (6,551)	**$ (166,058)**
Net change		**888**	(11,282)	**8,269**
Ending balance		**¥ (16,945)**	¥ (17,833)	**$ (157,789)**
Treasury Stock, at Cost:				
Beginning balance		**¥ (9,307)**	¥ (9,257)	**$ (86,665)**
Net change (Note 8)		**8,729**	(50)	**81,283**
Ending balance		**¥ (578)**	¥ (9,307)	**$ (5,382)**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

SUMITOMO ELECTRIC INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	**2005**
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	**¥ 90,130**	¥ 66,254	**$ 839,277**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	**80,005**	82,519	**744,995**
Impairment losses of fixed assets	**21,745**	—	**202,486**
Interest and dividend income	**(4,863)**	(5,666)	**(45,284)**
Interest expense	**5,676**	6,053	**52,854**
Equity in net income of affiliates	**(13,875)**	(12,675)	**(129,202)**
Gain on sales of securities, net	**(8,432)**	(4,088)	**(78,518)**
Gain on return of substituted portion of governmental welfare pension program	**—**	(14,929)	**—**
Gain on securities contributed to employees' retirement benefit trust	**(14,910)**	—	**(138,840)**
Fair value of securities contributed to employees' retirement benefit trust	**16,184**	—	**150,703**
Increase (decrease) in accrued pension and severance costs	**(30,288)**	4,084	**(282,037)**
Loss on disposal of property, plant and equipment	**4,812**	4,854	**44,809**
Increase in trade notes and accounts receivable	**(29,973)**	(22,555)	**(279,104)**
Decrease (increase) in inventories	**(12,819)**	870	**(119,369)**
Increase in trade notes and accounts payable	**28,663**	9,461	**266,906**
Other, net	**(852)**	(5,924)	**(7,933)**
Subtotal	**131,203**	108,258	**1,221,743**
Interest and dividend received	**9,754**	7,026	**90,828**
Interest paid	**(5,335)**	(5,648)	**(49,678)**
Income taxes paid	**(26,643)**	(23,857)	**(248,096)**
Net cash provided by operating activities	**108,979**	85,779	**1,014,797**
Cash Flows from Investing Activities:			
Expenditures for property, plant and equipment	**(97,212)**	(82,556)	**(905,224)**
Proceeds from sales of property, plant and equipment	**19,753**	6,120	**183,937**
Expenditures for purchase of securities	**(15,023)**	(18,822)	**(139,892)**
Proceeds from sales and redemption of securities	**16,027**	9,225	**149,241**
Other, net	**(3,482)**	11,099	**(32,424)**
Net cash used in investing activities	**(79,937)**	(74,934)	**(744,362)**
Cash Flows from Financing Activities:			
Net increase (decrease) in short-term borrowings	**5,488**	(4,156)	**51,103**
Proceeds from long-term debt	**17,929**	68,397	**166,952**
Repayment of long-term debt	**(37,975)**	(53,287)	**(353,618)**
Proceeds from issuance of stock to minority shareholders	**4,734**	745	**44,082**
Purchase of treasury stock	**(199)**	(43)	**(1,853)**
Cash dividends paid	**(6,742)**	(5,904)	**(62,781)**
Cash dividends paid to minority shareholders	**(1,910)**	(3,059)	**(17,786)**
Other, net	**272**	(1,280)	**2,535**
Net cash provided by (used in) financing activities	**(18,403)**	1,413	**(171,366)**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**1,361**	(2,013)	**12,673**
Net Increase in Cash and Cash Equivalents	**12,000**	10,245	**111,742**
Cash and Cash Equivalents at Beginning of Year	**138,114**	125,919	**1,286,097**
Cash and Cash Equivalents of Newly Consolidated Subsidiaries	**2,762**	1,950	**25,720**
Cash and Cash Equivalents at End of Year (Note 3)	**¥152,876**	¥138,114	**$1,423,559**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

SUMITOMO ELECTRIC INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
March 31, 2005 and 2004

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

Sumitomo Electric Industries, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their accounts and records in Japanese yen, and in accordance with the provisions set forth in the Japanese Commercial Code (the "Code"), the Japanese Securities and Exchange Law and its related accounting regulations and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of consolidated overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English, with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity, from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2005, which was ¥107.39 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries. All significant inter-company transactions and balances have been eliminated. The excess of the cost of investments in consolidated subsidiaries over the underlying equity at dates of acquisition is amortized over periods of 5 or 20 years.

Investments in significant affiliates are accounted for by the equity method.

Investments in unconsolidated subsidiaries and affiliates, not accounted for by the equity method are stated at cost.

The balance sheet date of three domestic and all foreign consolidated subsidiaries is December 31. Also, one domestic consolidated subsidiary's balance sheet date is February 28/29. Any significant differences in intercompany accounts and transactions during the period from the day after the consolidated subsidiaries' balance sheet dates through March 31 have been adjusted, if necessary.

b) Translation of Foreign Currencies

All assets, liabilities, revenues and expenses of overseas subsidiaries and affiliates are translated into Japanese yen at the current exchange rate of the respective fiscal year end, and shareholders' equity at historical rates. The resulting foreign currency translation adjustments are shown as a separate component of shareholders' equity, net of minority interests.

c) Cash and Time Deposits

Cash and time deposits include cash on hand, readily available deposits and deposits with a maturity of one year or less.

d) Securities

The Company and its domestic consolidated subsidiaries classify and account for securities as follows.

Held-to-maturity debt securities are stated at amortized cost. Investments in unconsolidated subsidiaries and affiliates, excluding those accounted for by equity method, are stated at cost.

Debt and equity securities, not classified as above, are classified as available-for-sale securities. Available-for-sale securities which have a quoted market value are stated at the fair market value at the fiscal year end, and unrealized gains and losses, net of related taxes and minority interests are reported as a separate component of shareholders' equity. Realized gains or losses on sales of such securities are computed using average cost. Available-for-sale securities which do not have a quoted market value are stated at average cost.

Held-to-maturity debt securities and available-for-sale securities maturing within one year from the fiscal year end and highly liquid investment funds are included in securities in current assets. Other securities are included in investments in and loans to unconsolidated subsidiaries and affiliates and investment securities.

e) Derivatives and Hedging Transactions

The Company and its consolidated subsidiaries utilize hedge accounting for foreign currency forward exchange contracts and currency options hedging foreign currency monetary assets and liabilities, foreign currency swap contracts hedging foreign currency borrowings, and interest rate swap contracts hedging interest on borrowings and bonds.

Derivative financial instruments are stated at fair value. If derivative financial instruments meet certain hedging criteria, the Company and its consolidated subsidiaries defer the recognition of gains or losses until the hedged transactions occur. Certain foreign currency exchange contracts, currency options and foreign currency swap contracts, meeting certain conditions, are accounted for as a part of translating foreign currency monetary assets and liabilities in the consolidated balance sheets.

The Company and its consolidated subsidiaries utilize hedging instruments to hedge risks of future changes in foreign exchange rates and interest rates in accordance with respective internal policies and procedures on risk control. The Company and its consolidated subsidiaries assess the effectiveness of each hedge contract by comparing the total cash flow fluctuation of hedging instruments and hedged items.

f) Allowance for Doubtful Receivables

The allowance for doubtful receivables is provided based upon estimated uncollectible amounts for individually identified doubtful receivables and historical loss experience for other receivables.

g) Inventories

Finished goods and work in process are stated at average cost. Principal raw materials are stated at the lower of last-in, first-out cost or market. Other raw materials and supplies are stated at moving average cost.

h) Property, Plant and Equipment

The Company and its domestic consolidated subsidiaries principally use the straight-line method for depreciation of buildings and the declining-balance method for other depreciable assets, and overseas subsidiaries principally use the straight-line method, based on the estimated useful lives of the respective assets.

In the year ended March 31, 2005, the Company and its consolidated domestic subsidiaries adopted early the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). The standard requires that long lived assets be reviewed and evaluated for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment loss shall be recognized if the net future cash flows (undiscounted) are less than the carrying amount of the asset and is measured as the amount by which the carrying amount exceeds the recoverable amount. Recoverable amount is the greater of net selling price or value in use.

As a result of this adoption, a loss of ¥21,745 million ($202,486 thousand) was recognized as a part of restructuring expenses in other expenses, and income before income taxes and minority interests decreased by the same amount.

i) Land Revaluation

Pursuant to the "Law Concerning Land Revaluation," a consolidated subsidiary revaluated land used in business activities on March 31, 2002. The net unrealized losses in value of the subsidiary's land, net of related income taxes and minority interests, are recorded as "land revaluation" in shareholders' equity based upon a real estate tax value.

j) Revenue Recognition

Sales are generally recorded at the time of shipment of products.

For significant long-term, large-scale construction contracts, revenue is recorded on the percentage-of-completion method. The completed-contract method is used for all other contracts. In applying the completed-contract method, during the construction period, accumulated costs of the contracts are included in inventories and advances from customers received on the related contracts are included in other current liabilities.

k) Research and Development

Expenses related to research and development activities are charged to income as incurred and totaled ¥56,480 million (US$525,934 thousand) and ¥55,276 million for the years ended March 31, 2005 and 2004, respectively.

l) Pension and Severance Costs

The Company and most of its domestic consolidated subsidiaries have contributory and noncontributory defined benefit plans and lump-sum retirement benefit plans, while some subsidiaries have defined contribution plans.

During fiscal 2005, the Company contributed certain securities with a market value of ¥16,184 million (US$150,703 thousand) to the employees' retirement benefit trust. A gain of ¥14,910 million (US$138,840 thousand) was recognized and is included in other income representing the excess of market value over the acquisition cost of such securities.

The contributory plans of some domestic consolidated subsidiaries, mainly the Employees' Pension Fund plans ("EPFs"), were comprised of the substitutional portions based on the pay-related part of the pension benefits prescribed by the Japanese Welfare Pension Insurance Law ("JWPIL") and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries in fiscal 2004.

In 2001, the JWPIL was amended to permit companies to separate the substitutional portion from the EPFs and transfer the obligation and related assets to the Ministry of Health, Labour and Welfare of the government. In accordance with the JWPIL, certain domestic consolidated

subsidiaries obtained permission to transfer the past benefit obligation of the substitutional portion and the corresponding portion of plan assets on January 1, 2004. The effect was a ¥14,929 million gain on the return of the substituted portion of the governmental welfare pension program for the year ended March 31, 2004.

In the year ended March 31, 2004, a consolidated subsidiary changed its method of accounting such that actuarial differences are fully recognized in the year in which they arise. In prior years, unrecognized actuarial differences were amortized on the straight-line basis over five years beginning in the year after they arose.

The subsidiary implemented fundamental reforms of retirement benefits and the subsidiary also revised its management policy for pension assets. For example, it decreased its stock portfolio. In addition, the subsidiary obtained approval from the Ministry of Health, Labour and Welfare for the transfer of pension assets in respect of the substitutional portion of the government welfare pension program on January 1, 2004. As a result, the subsidiary believes that significant actuarial differences will not occur annually, and this new method will result in a more accurate reflection of its financial position by providing for more immediate recognition of gains or losses.

The effect of this change was to decrease operating income and income before income taxes and minority interests by ¥1,375 million and ¥5,815 million, respectively, compared with the accounting method used in the prior year.

In addition, the subsidiary transferred a part of the retirement benefit plan to a defined contribution pension plan. Since this reform of the retirement benefit plan was regarded as a quasi-termination of the pension plan, the related unrecognized actuarial differences and prior service costs of the pension plan were written off in fiscal 2004. The effect of this reform of the retirement benefit plan was to decrease income before income taxes and minority interests by ¥1,155 million.

m) Income Taxes

Deferred tax assets and liabilities are determined based on the financial statements and tax bases of assets and liabilities, using the statutory tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax effects attributable to operating loss carryforwards. Valuation allowances are provided to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

n) Leases

Finance leases which do not transfer ownership or do not have bargain purchase option provisions are accounted for in the same manner as operating leases. Certain foreign subsidiaries account for such leases as purchase and sale transactions.

o) Consolidated Statements of Cash Flows

In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

p) Appropriation of Retained Earnings

The Company and its domestic consolidated subsidiaries record, as a charge directly to retained earnings, cash dividends and bonuses to directors in the financial year in which the appropriation of retained earnings is approved at the shareholders' meeting.

q) Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in preparing these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

3. CASH AND CASH EQUIVALENTS

The reconciliations between cash and time deposits in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows as of March 31, 2005 and 2004, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Cash and time deposits	**¥152,962**	¥103,376	**$1,424,360**
Deposits placed with banks with a maturity of over three months	**(86)**	(118)	**(801)**
Securities	**—**	10,057	**—**
Other receivables in current assets	**—**	24,799	**—**
Cash and cash equivalents	**¥152,876**	¥138,114	**$1,423,559**

Other receivables in the current assets of fiscal 2004 were mainly comprised of commercial paper with repurchase agreements.

The following is the significant non-cash transaction in fiscal 2005. A.L.M.T. Corp., one of the Company's consolidated subsidiaries, became a wholly-owned subsidiary of the Company as a result of share exchange. Consequently, capital surplus increased by ¥11,003 million (US$102,458 thousand) and treasury stock decreased by ¥8,771 million (US$81,674 thousand).

4. SECURITIES

The carrying amounts of securities in current assets and investment securities at March 31, 2005 and 2004, consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Securities in current assets:			
Available-for-sale securities	¥ 106	¥ 58	$ 987
Held-to-maturity debt securities	—	9,999	—
	¥ 106	¥ 10,057	$ 987
Investment securities:			
Available-for-sale securities:			
Marketable securities	¥162,429	¥189,178	$1,512,515
Non-marketable securities	21,918	32,583	204,097
Held-to-maturity debt securities	1,504	1,005	14,005
	¥185,851	¥222,766	$1,730,617

Available-for-sale securities with quoted market values, included in investment securities, at March 31, 2005 and 2004, are as follows:

	Millions of yen			
2005	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Book value (Market value)
Equity securities	¥25,651	¥137,218	¥(450)	¥162,419
Other	103	13	—	116
	¥25,754	¥137,231	¥(450)	¥162,535

	Thousands of U.S. dollars			
2005	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Book value (Market value)
Equity securities	$238,858	$1,277,754	$(4,190)	$1,512,422
Other	959	121	—	1,080
	$239,817	$1,277,875	$(4,190)	$1,513,502

	Millions of yen			
2004	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Book value (Market value)
Equity securities	¥31,446	¥157,853	¥(237)	¥189,062
Other	103	13	—	116
	¥31,549	¥157,866	¥(237)	¥189,178

Proceeds from sales of available-for-sale securities were ¥16,027 million (US$149,241 thousand) and ¥6,925 million for the years ended March 31, 2005 and 2004, respectively. The gross realized gains and losses on those sales were ¥8,467 million (US$78,844 thousand) and ¥35 million (US$326 thousand), respectively, for the year ended March 31, 2005. The net realized gains on sales were ¥4,088 million for the year ended March 31, 2004.

5. DERIVATIVE TRANSACTIONS

The Company and its consolidated subsidiaries have entered into foreign currency forward exchange contracts, currency options and foreign currency swap contracts to hedge risks of exchange rate fluctuations of foreign currency monetary assets and liabilities, interest rate swap contracts to hedge risks of interest rate fluctuations of borrowings and other debts, and commodity forward contracts for copper and aluminum to reduce exposure to fluctuations in market value. The Company and its consolidated subsidiaries use derivative transactions for managing market risk related to recorded assets and liabilities as well as for future commitments and not for speculation or dealing purposes. The Company and its consolidated subsidiaries deal with highly rated international financial institutions and trading concerns as counterparties to these transactions to minimize credit risk exposure. Derivative transactions are entered into by each operational division, and the processing of the transactions is controlled and reviewed by administrative divisions, in accordance with established policies that restrict dealing in derivatives, including limits on authority and amounts.

The following is a summary of only the derivative contracts which do not meet the Japanese GAAP criteria for hedge accounting. The net changes in market value are recorded in the consolidated statements of income for the years ended March 31, 2005 and 2004.

	Millions of yen						Thousands of U.S. dollars		
	2005			2004			2005		
	Contracted amount	Fair value	Recognized gain (loss)	Contracted amount	Fair value	Recognized gain (loss)	Contracted amount	Fair value	Recognized gain (loss)
Interest rate swap contracts	¥ 54	¥(0)	¥(0)	¥10,191	¥31	¥31	$ 503	$ (0)	$ (0)
Foreign currency swap contracts	529	(8)	(8)	—	—	—	4,926	(74)	(74)
	¥583	¥(8)	¥(8)	¥10,191	¥31	¥31	$5,429	$(74)	$(74)

6. INVENTORIES

Inventories at March 31, 2005 and 2004, consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Finished goods	**¥ 53,716**	¥ 46,965	**$ 500,196**
Work in process	**94,760**	105,002	**882,391**
Raw materials and supplies	**55,831**	43,844	**519,890**
	¥204,307	¥195,811	**$1,902,477**

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings (primarily from banks, represented by overdraft and short-term notes, principally of 90 days' maturity) at March 31, 2005 and 2004, consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Unsecured	**¥73,559**	¥67,680	**$684,971**
Secured	**6,963**	3,673	**64,838**
	¥80,522	¥71,353	**$749,809**

Interest at the average year end rate was approximately 1.8%, both in fiscal 2005 and fiscal 2004. The Company and its consolidated subsidiaries have had no difficulty in renewing such notes upon maturity.

Long-term debt at March 31, 2005 and 2004, consists of the following:

	Conversion price (Per share)	Millions of yen		Thousands of U.S. dollars
		2005	2004	2005
Unsecured convertible bonds:				
Interest 0.25%, payable in yen, due 2008	¥1,272.00	**¥ 48,366**	¥ 48,366	**$ 450,377**
Interest 0.9%, payable in yen, due 2008, issued by a consolidated subsidiary	944.00	**1,600**	2,425	**14,899**
Unsecured bonds, payable in yen, due 2004 to 2013, interest 0.41%–2.5%		**219,500**	222,500	**2,043,952**
Secured bonds, payable in yen, due 2005 to 2006, interest 2.6%–2.7%		**130**	300	**1,210**
Secured loans from banks, insurance companies and other financial institutions, due 2004–2016, interest 0.0%–3.0%		**2,292**	2,312	**21,343**
Unsecured loans from banks, insurance companies and other financial institutions, due 2004–2023, interest 0.0%–12.5%		**62,245**	78,916	**579,616**
		334,133	354,819	**3,111,397**
Less: current portion of long-term debt		**(39,985)**	(37,263)	**(372,334)**
		¥294,148	¥317,556	**$2,739,063**

Substantially all of the loans from banks are made under basic agreements, customary in Japan, which provide that, with respect to all present or future liabilities to the banks, the Company and its consolidated subsidiaries shall provide collateral or a third-party guarantee at the request of any such banks, that any collateral provided under any agreement will be applicable to all indebtedness to the banks and that lending banks have the right to offset deposits with them against any debt or obligation that becomes due and, in case of default and certain other specified events, against all debts payable to the banks.

If all convertible bonds of the Company were converted at March 31, 2005, 38,024 thousand shares of common stock would be issuable. The conversion prices are subject to adjustment under certain conditions.

The aggregate annual maturities of long-term debt outstanding at March 31, 2005, are as follows:

March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 39,985	$ 372,334
2007	76,224	709,787
2008	29,193	271,841
2009	85,030	791,787
2010	37,670	350,778
2011 and thereafter	66,031	614,870
	¥334,133	$3,111,397

The following assets are pledged as collateral for long-term debt, including the current portion, at March 31, 2005 and 2004.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Investment securities	**¥11,512**	¥ 6,840	**$107,198**
Property, plant and equipment, net of accumulated depreciation	**16,053**	19,403	**149,483**
	¥27,565	¥26,243	**$256,681**

8. SHAREHOLDERS' EQUITY

Under the Japanese Commercial Code (the "Code"), the entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its board of directors, account for an amount not exceeding 50% of the issue price of the new shares as additional paid-in capital, which is included in capital surplus. Exceptionally, an increase resulting from a share exchange can be included in capital surplus up to the full amount.

The Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations of unappropriated retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal earnings reserve until the total amount of the legal earnings reserve and additional paid-in capital equals 25% of common stock. The legal earnings reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the board of directors. On condition that the total amount of the legal earnings reserve and additional paid-in capital remains equal to or exceeding 25% of common stock, they are available for dividends by the resolution of the shareholders' meeting. The legal earnings reserve is included in retained earnings in the accompanying financial statements.

The maximum amount that a company can distribute as dividends is calculated based on its non-consolidated financial statements in accordance with the Code.

In September 2003, a regulation was added to the Code, so that companies could hold treasury stock by resolution of the board of directors as long as the articles of incorporation prescribe so, and on June 29, 2004, the Company's shareholders approved that the Company amended its articles of incorporation in such a way.

The Company, its subsidiaries and affiliates accounted for by the equity method held 692 thousand and 11,670 thousand shares of treasury stock on March 31, 2005 and 2004, respectively.

Certain directors of the Company, including directors already retired, have been granted options to purchase the Company's common stock. The maximum number of shares to be issued or transferred upon exercise of options is 226 thousand as of March 31, 2005.

On November 5, 2004, the Company's board of directors declared the payment of interim cash dividends totaling ¥3,790 million (US$35,292 thousand). On June 29, 2005, the Company's shareholders approved the payment of year end cash dividends totaling ¥3,789 million (US$35,283 thousand) to the Company's shareholders of record at March 31, 2005, covering the year then ended.

On May 26, 2004, the Company's board of directors approved entering into a share exchange agreement with A.L.M.T. Corp., one of the Company's consolidated subsidiaries. At the general shareholders' meeting of A.L.M.T. Corp. held on June 25, 2004, the share exchange agreement was approved, and, as a result, A.L.M.T. Corp. became a wholly owned subsidiary. Under the terms of the agreement, the Company exchanged 11,000,000 shares of treasury stock and 8,943,561 newly issued shares to the minority shareholders of A.L.M.T. Corp. at the ratio of 1.564 shares for each share of A.L.M.T. Corp. on July 30, 2004.

Consequently, capital surplus increased by ¥11,003 million (US$102,458 thousand) and treasury stock decreased by ¥8,771 million (US$81,674 thousand).

9. EARNINGS PER SHARE

Basic net income per share is computed based on the weighted average number of shares of common stock outstanding during each period. Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding increased by the number of shares which would have been outstanding assuming the conversion of dilutive bonds and exercise of dilutive stock purchase warrants at the beginning of the period. The related interest expense, net of income taxes, has been eliminated for the purpose of this calculation.

The basic and diluted earnings per share of common stock at March 31, 2005 and 2004, are as follows:

	Yen		U.S. dollars
For the years ended March 31:	**2005**	2004	**2005**
Net income per share of common stock:			
Basic	**¥48.01**	¥34.29	**$0.447**
Diluted	**46.04**	32.88	**0.429**

10. TRANSACTIONS WITH UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

Sales to and purchases from unconsolidated subsidiaries and affiliates, related year end trade notes and accounts receivable and payable, and other receivables in current assets from those companies are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
For the years ended March 31:			
Sales	**¥100,693**	¥97,754	**$937,639**
Purchases	**101,182**	72,187	**942,192**
As of March 31:			
Trade notes and accounts receivable	**28,170**	28,075	**262,315**
Trade notes and accounts payable	**15,314**	14,462	**142,602**
Other receivables in current assets	**2,515**	1,546	**23,419**

11. INCOME TAXES

The Company and its consolidated subsidiaries are subject to several taxes based on income which, in the aggregate, result in statutory tax rates of approximately 40.6% and 42.0% for the years ended March 31, 2005 and 2004, respectively.

In 2004, differences between the statutory tax rate and effective tax rate in the statements of income were not disclosed because there were no significant differences between the statutory tax rate and effective tax rate.

The following table summarizes the significant differences between the statutory tax rate and the effective tax rate for financial statement purposes for the year ended March 31, 2005:

	2005
Statutory tax rate	40.6%
Equity in net income of affiliates	(6.2)
Permanent non-deductible expenses	0.6
Tax credits	(1.5)
Effect of lower tax rate in overseas subsidiaries	(4.8)
Valuation allowance	11.2
Inter-company profits	1.3
Other	2.1
Effective tax rate	43.3%

Deferred tax assets and liabilities, included in the consolidated balance sheets at March 31, 2005 and 2004, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Deferred income taxes (current assets)	**¥28,355**	¥24,749	**$264,038**
Deferred income taxes (investments and other assets)	**21,678**	26,023	**201,862**
Other current liabilities	**(196)**	(150)	**(1,825)**
Deferred income taxes (long-term liabilities)	**(43,409)**	(42,114)	**(404,218)**
	¥ 6,428	¥ 8,508	**$ 59,857**

Significant components of the deferred tax assets and liabilities at March 31, 2005 and 2004, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Deferred tax assets:			
Net operating loss carryforwards	**¥ 17,856**	¥ 20,255	**$166,272**
Accrued pension and severance costs	**12,800**	23,658	**119,192**
Accrued expenses	**11,594**	11,109	**107,962**
Depreciation and amortization	**8,226**	8,209	**76,599**
Inter-company profits	**6,207**	6,474	**57,799**
Inventories	**5,477**	4,586	**51,001**
Investment securities	**5,269**	5,183	**49,064**
Allowance for doubtful receivables	**2,049**	2,215	**19,080**
Other	**33,954**	23,431	**316,175**
	103,432	105,120	**963,144**
Less—Valuation allowance	**(25,335)**	(17,253)	**(235,916)**
Total deferred tax assets	**78,097**	87,867	**727,228**
Deferred tax liabilities:			
Net unrealized holding gains on investment securities	**(55,457)**	(63,719)	**(516,407)**
Reserve for deferred gains on sales of fixed assets	**(6,624)**	(7,934)	**(61,682)**
Accelerated depreciation of overseas subsidiaries	**(5,186)**	(4,560)	**(48,291)**
Land revaluation	**(800)**	(800)	**(7,449)**
Other	**(3,602)**	(2,346)	**(33,542)**
Total deferred tax liabilities	**(71,669)**	(79,359)	**(667,371)**
Net deferred tax assets	**¥ 6,428**	¥ 8,508	**$ 59,857**

12. PENSION AND SEVERANCE COSTS

The following table sets forth the employee benefit obligations, plan assets and funded status of the Company and its consolidated subsidiaries at March 31, 2005 and 2004.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Benefit obligation at end of year	**¥(244,483)**	¥(258,750)	**$(2,276,590)**
Fair value of plan assets at end of year	**162,320**	146,281	**1,511,500**
Funded status:			
Benefit obligation in excess of plan assets	**(82,163)**	(112,469)	**(765,090)**
Unrecognized net transition obligation at date of adoption of the new accounting standard	**—**	177	**—**
Unrecognized actuarial differences	**68,747**	71,736	**640,162**
Unrecognized prior service cost	**(7,593)**	(9,117)	**(70,705)**
Subtotal	**(21,009)**	(49,673)	**(195,633)**
Advances to funded pension plans	**10,527**	9,506	**98,026**
Accrued pension and severance costs for employees in the consolidated balance sheets	**¥ (31,536)**	¥ (59,179)	**$ (293,659)**

In addition, retirement benefits for directors and corporate auditors of the Company and certain subsidiaries of ¥2,929 million (US$27,274 thousand) and ¥3,128 million are included in accrued pension and severance costs as of March 31, 2005 and 2004, respectively.

Pension and severance costs of the Company and its consolidated subsidiaries consist of the following components for the years ended March 31, 2005 and 2004:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Service cost	**¥ 9,887**	¥11,816	**$ 92,066**
Interest cost	**5,604**	6,873	**52,184**
Expected return on plan assets	**(1,517)**	(1,385)	**(14,126)**
Amortization:			
Transition obligation at date of adoption of the new accounting standard	**177**	177	**1,648**
Actuarial differences	**6,556**	14,120	**61,049**
Prior service cost	**(3,391)**	(2,256)	**(31,577)**
Loss on the change of pension plan	**—**	1,155	**—**
Effect of the change in accounting policy	**—**	4,439	**—**
Net periodic pension and severance costs	**¥17,316**	¥34,939	**$161,244**

Assumptions used in the accounting for the defined benefit plans for the years ended March 31, 2005 and 2004, are as follows:

	2005	2004
Method of attributing benefits to periods of service	**Straight-line basis**	Straight-line basis
Discount rates	**Mainly 2.5%**	Mainly 2.5%
Long-term rates of return on fund assets	**0.0%–4.5%**	0.0%–3.5%
Amortization period for transition obligation at date of adoption	**5 years or less**	5 years or less
Amortization period for prior service cost	**Mainly 3 years**	Mainly 3 years
Amortization period for actuarial differences	**Average remaining service period or less (mainly 15 years)**	Average remaining service period or less (mainly 15 years)

13. CONTINGENT LIABILITIES

Contingent liabilities at March 31, 2005, are as follows:

	Millions of yen	Thousands of U.S. dollars
Notes receivable discounted	¥ 374	$ 3,483
Notes receivable endorsed	530	4,935
Guarantees:		
Guarantees for borrowings by employees, unconsolidated subsidiaries and affiliates	7,153	66,608
Contingent guarantees for borrowings by unconsolidated subsidiaries and affiliates	8,085	75,286
Keepwell agreements and letters of awareness for borrowings by unconsolidated subsidiaries and affiliates	218	2,030

14. LEASES

Information related to non-capitalized finance leases, except for which the ownership of the leased assets is considered to be transferred to the lessee:

a) Finance Leases as Lessor

Finance leases as lessor, at March 31, 2005 and 2004, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Acquisition cost	**¥522**	¥563	**$4,861**
Accumulated depreciation	**323**	249	**3,008**
Net book value	**¥199**	¥314	**$1,853**

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Payments due within one year	**¥ 95**	¥108	**$ 885**
Payments due after one year	**136**	102	**1,266**
	¥231	¥210	**$2,151**

Lease payments received under such leases for the years ended March 31, 2005 and 2004, are ¥126 million (US$1,173 thousand) and ¥153 million, respectively.

b) Finance Leases as Lessee

Information on lease obligations for non-capitalized finance leases, including finance charges, at March 31, 2005 and 2004, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Original lease obligation*	¥10,763	¥8,894	$100,223
Payments made to date	4,492	4,172	41,828
Payments remaining*	¥ 6,271	¥4,722	$ 58,395

* Including assumed future interest

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Payments due within one year	¥2,029	¥1,699	$18,894
Payments due after one year	4,242	3,023	39,501
	¥6,271	¥4,722	$58,395

Lease payments under such leases for the years ended March 31, 2005 and 2004, are ¥2,156 million (US$20,076 thousand) and ¥1,850 million, respectively.

c) Operating Leases as Lessee

Lease obligations under operating leases at March 31, 2005 and 2004, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Payments due within one year	¥1,245	¥1,441	$11,593
Payments due after one year	4,764	6,044	44,362
	¥6,009	¥7,485	$55,955

15. RESTRUCTURING EXPENSES

The following table shows the summary of the expenses accounted for as restructuring expenses recorded by the Company and some of its consolidated subsidiaries as a part of the reorganization of their business structures in fiscal 2005 and fiscal 2004 during the persistent downturn in demand for optical-fiber cables:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Impairment losses of fixed assets	¥21,745	¥ —	$202,486
Disposal of inventories	4,704	2,450	43,803
Other expenses*	7,833	5,112	72,940
	¥34,282	¥7,562	$319,229

* *Mainly related to the adoption of early retirement plans of certain subsidiaries*

Details of impairment losses of fixed assets for the year ended March 31, 2005, are as follows:

	Millions of yen	Thousands of U.S. dollars
Building and structures	¥11,467	$106,779
Machinery and equipment	5,174	48,180
Construction in progress	2,954	27,507
Land	1,894	17,637
Other	256	2,383
	¥21,745	$202,486

The Company and its consolidated subsidiaries group long-lived assets into asset groups by business segment and conducted the impairment test with the conclusion that the carrying amounts should be reduced by ¥21,745 million to the recoverable amount.

The recoverable amount for an idle property is the net selling price, and the recoverable amount of the rest of the property, plant and equipment is the value in use, which is equal to the net future cash flow, discounted at 6.4%.

Figures of impairment losses of fixed assets for each business segments are disclosed in Note 16 (a).

16. SEGMENT INFORMATION

a) Business Segments

Automotive:

Automotive wiring harnesses, anti-vibration rubber parts, brake systems and automotive parts

Information and communications:

Optical-fiber cables, optical-fiber fusion splicers, optical-fiber data links and other optical components, network system products such as ADSL and traffic control equipment

Electronics:

Wires for electronics, magnet wires, compound semiconductors, electronic components, irradiated products and flexible printed circuits (FPCs)

Engineering:

Telecommunications networks and power cable construction works

Industrial materials and others:

Copper wire rods, electronic power cables, special steel wires and hard materials

Business segment information for the years ended March 31, 2005 and 2004, is as follows:

	Millions of yen						
2005	Automotive	Information & communications	Electronics	Engineering	Industrial materials & others	Eliminations & corporate	Consolidated
Sales to customers	**¥743,587**	**¥212,588**	**¥272,729**	**¥207,516**	**¥303,778**	**¥ —**	**¥1,740,198**
Intersegment sales	**1,605**	**3,540**	**5,887**	**6,921**	**19,100**	**(37,053)**	**—**
Total revenue	**¥745,192**	**¥216,128**	**¥278,616**	**¥214,437**	**¥322,878**	**¥ (37,053)**	**¥1,740,198**
Operating income (loss)	**¥ 50,466**	**¥ (11,268)**	**¥ 15,282**	**¥ 6,508**	**¥ 20,213**	**¥ 228**	**¥ 81,429**
Assets	**¥578,525**	**¥200,407**	**¥242,441**	**¥146,051**	**¥463,752**	**¥104,638**	**¥1,735,814**
Depreciation and amortization	**37,656**	**11,176**	**17,655**	**1,204**	**12,314**	**—**	**80,005**
Impairment losses of fixed assets	**764**	**16,181**	**1,950**	**1,155**	**1,695**	**—**	**21,745**
Capital expenditures	**59,617**	**8,542**	**20,144**	**1,637**	**19,048**	**—**	**108,988**

	Millions of yen						
2004	Automotive	Information & communications	Electronics	Engineering	Industrial materials & others	Eliminations & corporate	Consolidated
Sales to customers	¥662,276	¥198,752	¥221,081	¥189,570	¥270,723	¥ —	¥1,542,402
Intersegment sales	1,882	3,213	6,975	6,134	17,528	(35,732)	—
Total revenue	¥664,158	¥201,965	¥228,056	¥195,704	¥288,251	¥ (35,732)	¥1,542,402
Operating income (loss)	¥ 43,664	¥ (15,360)	¥ 6,900	¥ 4,403	¥ 8,264	¥ 332	¥ 48,203
Assets	¥504,301	¥230,600	¥242,118	¥143,520	¥440,979	¥139,246	¥1,700,764
Depreciation and amortization	34,226	16,253	18,376	1,275	12,389	—	82,519
Capital expenditures	47,969	11,274	19,073	1,293	12,933	—	92,542

	Thousands of U.S. dollars						
2005	Automotive	Information & communications	Electronics	Engineering	Industrial materials & others	Eliminations & corporate	Consolidated
Sales to customers	**$6,924,174**	**$1,979,588**	**$2,539,613**	**$1,932,359**	**$2,828,736**	**$ —**	**$16,204,470**
Intersegment sales	**14,946**	**32,964**	**54,819**	**64,447**	**177,856**	**(345,032)**	**—**
Total revenue	**$6,939,120**	**$2,012,552**	**$2,594,432**	**$1,996,806**	**$3,006,592**	**$(345,032)**	**$16,204,470**
Operating income (loss)	**$ 469,932**	**$ (104,926)**	**$ 142,304**	**$ 60,602**	**$ 188,221**	**$ 2,122**	**$ 758,255**
Assets	**$5,387,140**	**$1,866,161**	**$2,257,575**	**$1,360,006**	**$4,318,391**	**$ 974,374**	**$16,163,647**
Depreciation and amortization	**350,647**	**104,069**	**164,401**	**11,211**	**114,667**	**—**	**744,995**
Impairment losses of fixed assets	**7,114**	**150,675**	**18,158**	**10,755**	**15,784**	**—**	**202,486**
Capital expenditures	**555,145**	**79,542**	**187,578**	**15,244**	**177,371**	**—**	**1,014,880**

Corporate assets included in Eliminations & corporate of ¥157,409 million (US$1,465,770 thousand) and ¥184,749 million at March 31, 2005 and 2004, respectively, consist mainly of cash and time deposits and investment securities owned by the Company.

In fiscal 2004, one of the domestic subsidiaries changed the amortization method for actuarial differences as mentioned in Note 2. l) Pension and Severance Costs. The effect of this change was to decrease operating income in the Automotive segment by ¥1,375 million.

b) Geographical Segments

The operations of the Company and its consolidated subsidiaries are classified into geographical areas as follows: Japan, Americas (U.S.A., Mexico and others), Asia (China, Thailand, Malaysia, Indonesia and others) and Others (U.K., Italy, Germany and others).

Information by geographic area for the years ended March 31, 2005 and 2004, is as follows:

2005	Millions of yen					
	Japan	Americas	Asia	Others	Eliminations & corporate	Consolidated
Sales to customers	**¥1,282,942**	**¥199,374**	**¥155,267**	**¥102,615**	**¥ —**	**¥1,740,198**
Intersegment sales	**161,314**	**6,398**	**81,058**	**1,783**	**(250,553)**	**—**
Total revenue	**¥1,444,256**	**¥205,772**	**¥236,325**	**¥104,398**	**¥(250,553)**	**¥1,740,198**
Operating income	**¥ 51,098**	**¥ 9,998**	**¥ 13,334**	**¥ 7,886**	**¥ (887)**	**¥ 81,429**
Assets	**¥1,448,814**	**¥131,334**	**¥159,656**	**¥ 85,396**	**¥ (89,386)**	**¥1,735,814**

2004	Millions of yen					
	Japan	Americas	Asia	Others	Eliminations & corporate	Consolidated
Sales to customers	¥1,186,568	¥166,997	¥112,497	¥76,340	¥ —	¥1,542,402
Intersegment sales	126,167	6,808	63,360	678	(197,013)	—
Total revenue	¥1,312,735	¥173,805	¥175,857	¥77,018	¥(197,013)	¥1,542,402
Operating income	¥ 26,588	¥ 7,162	¥ 9,166	¥ 4,754	¥ 533	¥ 48,203
Assets	¥1,414,140	¥117,425	¥135,275	¥63,765	¥ (29,841)	¥1,700,764

2005	Thousands of U.S. dollars					
	Japan	Americas	Asia	Others	Eliminations & corporate	Consolidated
Sales to customers	**$11,946,569**	**$1,856,542**	**$1,445,824**	**$955,535**	**$ —**	**$16,204,470**
Intersegment sales	**1,502,132**	**59,577**	**754,800**	**16,603**	**(2,333,112)**	**—**
Total revenue	**$13,448,701**	**$1,916,119**	**$2,200,624**	**$972,138**	**$(2,333,112)**	**$16,204,470**
Operating income	**$ 475,817**	**$ 93,100**	**$ 124,164**	**$ 73,434**	**$ (8,260)**	**$ 758,255**
Assets	**$13,491,144**	**$1,222,963**	**$1,486,693**	**$795,196**	**$ (832,349)**	**$16,163,647**

In the year ended March 31, 2004, one of the domestic subsidiaries changed the amortization method for actuarial differences as mentioned in Note 2. l) Pension and Severance Costs. The effect of this change was to decrease operating income in Japan by ¥1,375 million.

c) Overseas Sales

The main countries of the geographical areas mentioned below are as follows: Americas (U.S.A., Mexico and others), Asia (China, Thailand, Malaysia, Indonesia and others) and Others (U.K, Italy, Germany and others).

Overseas sales for the years ended March 31, 2005 and 2004, are as follows:

2005	Millions of yen			
	Americas	Asia	Others	Total
Overseas sales	**¥210,292**	**¥200,957**	**¥110,696**	**¥ 521,945**
Consolidated net sales				**¥1,740,198**
Ratio of overseas sales to consolidated net sales	**12.1%**	**11.5%**	**6.4%**	**30.0%**

2004	Millions of yen			
	Americas	Asia	Others	Total
Overseas sales	¥173,459	¥149,584	¥86,873	¥ 409,916
Consolidated net sales				¥1,542,402
Ratio of overseas sales to consolidated net sales	11.3%	9.7%	5.6%	26.6%

2005	Thousands of U.S. dollars			
	Americas	Asia	Others	Total
Overseas sales	**$1,958,208**	**$1,871,282**	**$1,030,786**	**$4,860,276**

Independent Auditors' Report

To the Shareholders and Board of Directors of Sumitomo Electric Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Sumitomo Electric Industries, Ltd. and its consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sumitomo Electric Industries, Ltd. and its consolidated subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.

(1) As explained in Note 2. h), in the year ended March 31, 2005, the Company and its consolidated domestic subsidiaries adopted early the new accounting standards for impairment of fixed assets.

(2) As explained in Note 2. l), in the year ended March 31, 2004, a consolidated subsidiary of the Company changed its amortization method for actuarial differences.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

KPMG AZSA & Co.

Osaka, Japan
June 29, 2005

Corporate Directory

Head Office (Osaka)
5-33, Kitahama 4-chome, Chuo-ku,
Osaka 541-0041, Japan
Tel.: 81 (6) 6220-4141
Fax: 81 (6) 6222-3380

Head Office (Tokyo)
3-12, Moto Akasaka 1-chome,
Minato-ku, Tokyo 107-8468, Japan
Tel.: 81 (3) 3423-5111
Fax: 81 (3) 3423-5009

DOMESTIC WORKS

Osaka Works
Main Products: Electric conductors, power cables, communications cables, rubber products, sytems & electronics products, access network products

Itami Works
Main Products: Special steel wires, sintered alloy products, hard materials, electronic materials, compound semiconductors

Yokohama Works
Main Products: Optical fibers and cables, photonics products, lightwave network products

DOMESTIC SUBSIDIARIES AND AFFILIATES
(Publicly listed companies indicated in bold print)

AUTOMOTIVE

□ **Sumitomo Wiring Systems, Ltd.**
Main Products: Automotive wiring harnesses

> AutoNetworks Technologies, Ltd.
Main Service: Wiring harness R&D

□ **Sumitomo Rubber Industries, Ltd.**
Main Products: Tire and rubber products, sports products

□ **Tokai Rubber Industries, Ltd.**
Main Products: Rubber products

□ Sumitomo Electric Sintered Alloy, Ltd.
Main Products: Powder metallurgical parts

■ Gokoh Shoji Co., Ltd.
Main Products: Powder metallurgical parts

□ Sumitomo (SEI) Brake Systems, Inc.
Main Products: Disc brakes, ABSs, brake pads

■ ADVICS CO., Ltd.
Main Products: Brake systems

□ Sumiden Electronics, Ltd.
Main Products: Electronic components and devices for automobiles

INFORMATION & COMMUNICATIONS

□ **Toyokuni Electric Cable Co., Ltd.**
Main Products: Telecommunications products, building/housing products

□ Kiyohara Sumiden, Ltd.
Main Products: Optical fibers

□ Japan Communication Accessories Manufacturing Co., Ltd.
Main Products: Synthetic resin products

□ Sumiden Opcom, Ltd.
Main Products: Communications components

□ Sumiden High Precision Co., Ltd.
Main Products: Communications equipment

■ **Netmarks Inc.**
Main Services: Multivender Network solutions, Total Security solutions

□ Toshiba Sumiden Medical Information Systems Corporation
Main Products: Medical information systems

★ Sumiden Communication Engineering Co., Ltd.
Main Service: Communications system installation

□ Sumitomo Electric Hightech Co., Ltd.
Main Products: Information systems, microcomputer-controlled systems

□ Broad Net Mux Corporation
Main Products: CATV systems

★ Sumitomo Electric Field Systems Co., Ltd.
Main Services: Information processing, communications control systems construction

□ Sumitomo Electric Networks, Inc.
Main Products: Information and communications equipment

□ Broad Wireless Corporation
Main Products: Antenna systems

□ Eudyna Devices Inc.
Main Products: Optical and electronic devices

ELECTRONICS

□ Daikoku Electric Wire Co., Ltd.
Main Products: Magnet wires and coils

□ Sumiden Fine Conductors Co., Ltd.
Main Products: Lead wires for electronic parts

■ Sumiden Tomita Shoji Co., Ltd.
Main Products: Electric wires and cables

□ Sumitomo Electric Fine Polymer, Inc.
Main Products: Fine polymer products

□ Sumitomo Electric Printed Circuits, Inc.
Main Products: Flexible printed circuits

□ Sumitomo (SEI) Electronic Wire, Inc.
Main Products: Electric wires

□ Sumitomo Electric Flat Components, Inc.
Main Products: Flat cables

□ Sumitomo Electric Wintec, Inc.
Main Products: Magnet wires

□ Tomita Electric Co., Ltd.
Main Products: Electric coil

INDUSTRIAL MATERIALS AND ENGINEERING

□ Sumitomo Electric Industrial Wire & Cable, Inc.
Main Products: Electric wires and cables

□ Sumitomo Electric Toyama Co., Ltd.
Main Product: Porous metal

□ Daiden Co., Ltd.
Main Products: Electric wires and cables

□ Hokkaido Electric Industries, Ltd.
Main Products: Electric wires and cables

□ J-Power Systems Corporation
Main Products: High-voltage electric power cables

□ Kitanihon Electric Cable Co., Ltd.
Main Products: Electric wires and cables

■ Sumiden Hitachi Cable Ltd.
Main Products: Electric wires and cables

□ Sumiden Material Processing Co., Ltd.
Main Service: Electric wire and cable recycling

■ Sumiden I-net Co., Ltd.
Main Products: Electric wires and cables

□ **Nissin Electric Co., Ltd.**
Main Products: Condensers, electric equipment for substations

□ Sumiden Asahi Industries, Ltd.
Main Products: Cable accessories

★ **Sumitomo Densetsu Co., Ltd.**
Main Service: Electric power transmission line installation

★ **Commuture Corp.**
Main Service: Communications line installation

▶ Regional headquarters
★ Construction & engineering company
● Finance company
✚ Representative office
□ Manufacturing company
> Other
■ Sales company

★ SEI Engineering Corporation
Main Service: Electric power transmission line installation

□ Sumitomo 3M, Ltd.
Main Products: Insulating tape, industrial adhesive tape

□ A.L.M.T. Corp.
Main Products: Diamond tools, refined tungsten

■ **Toyo Bussan Co., Ltd.**
Main Products: Threads and non-ferrous metal parts

□ Sumitomo (SEI) Steel Wire Corp.
Main Products: Special steel wire

□ Sumitomo Electric Tochigi Co., Ltd.
Main Products: Steel cord

□ Kanto Wire Products Corporation
Main Products: Metal wires

□ Metax Corporation
Main Products: Piano wire, hard steel wire

■ Misawa Trading Co., Ltd.
Main Products: Metal wires

■ SEI Hybrid Products, Inc.
Main Products: Rubber products, synthetic resin products

■ Takara Sangyo Co., Ltd.
Main Products: Hardmetal tools

□ Nuclear Fuel Industries, Ltd.
Main Product: Nuclear fuel

□ Sunray Reinetsu Co., Ltd.
Main Products: Burners

□ Sumitomo Electric Hardmetal Corp.
Main Products: Hardmetal tools

■ Sumitomo Electric Tool Net, Inc.
Main Products: Hardmetal tools

□ Kyushu Sumiden Precision Industries, Ltd.
Main Products: Hardmetal tools

□ Tokai Seimitsu Co., Ltd.
Main Products: Hardmetal tools

□ Hokkaido Sumiden Precision Co., Ltd.
Main Products: Hardmetal tools

□ AXISMATERIA LTD.
Main Products: Cemented carbide materials for drills

□ ASDEX CORPORATION
Main Products: Machining of molds for forging

OVERSEAS SUBSIDIARIES AND AFFILIATES

AMERICAS

▶ Sumitomo Electric U.S.A., Inc.
New York, U.S.A.
Fax: 1 (212) 308-6575
1 (914) 467-5027

● Sumitomo Electric Finance U.S.A., Inc.
New York, U.S.A.
Fax: 1 (212) 490-6620
Tel.: 1 (212) 490-6610

> SEI IT Holding (USA), Inc.
North Carolina, U.S.A.

□ Sumitomo Electric Lightwave Corp.
North Carolina, U.S.A.
Main Products: Optical-fiber cables, components, and equipment

■ Sumitomo Electric Carbide, Inc.
Illinois, U.S.A.
Main Products: Hardmetal tools

□ Sumitomo Electric Carbide Manufacturing, Inc.
Wisconsin, U.S.A.
Main Products: Cemented carbide tools

□ Sumitomo Electric Semiconductor Materials, Inc.
Oregon, U.S.A.
Main Products: Compound semiconductors

□ K&S Wiring System, Inc.
Tennessee, U.S.A.
Main Products: Automotive wiring harnesses

■ ExceLight Communications, Inc.
North Carolina, U.S.A.
Main Products: Optical components

□ O&S California, Inc.
California, U.S.A.
Main Products: Wiring harnesses for electric appliances

□ Judd Wire, Inc.
Massachusetts, U.S.A.
Main Products: Electronic wires

□ Sumitomo Electric Magnet Wire America, Inc.
Kentucky, U.S.A.
Main Products: Magnet wires

□ Sumitomo Electric Interconnect Products, Inc.
California, U.S.A.
Main Product: Heat-shrinkable tubing

□ Sumiden Wire Products Corp.
California, U.S.A.
Main Products: PC strands

□ Engineered Sintered Components Co.
North Carolina, U.S.A.
Main Products: Powder metallurgical parts

> Sumitomo Electric ESC, Inc.
North Carolina, U.S.A.
Holding company

□ Sumitomo Electric Wiring Systems, Inc.
Kentucky, U.S.A.
Main Products: Automotive wiring harnesses

> SEWS-DTC, Inc.
Michigan, U.S.A.
Main Service: Marketing and technical services

■ Hartec, Inc.
Texas, U.S.A.
Main Products: Automotive and motorcycle wiring harnesses

□ Sumi Texas Wire, Inc.
Texas, U.S.A.
Main Products: Automotive wires

■ Sumitomo Wiring Systems (U.S.A.), Inc.
Michigan, U.S.A.
Main Products: Automotive and motorcycle wiring harnesses

> SEWS Canada, Inc.
Ontario, Canada
Main Service: Customer service related to automotive wiring harnesses

□ Sumidenso do Brasil Industrias Electricas Ltda.
Minas Gerais, Brazil
Main Products: Automotive wiring harnesses

□ Sistemas de Arneses K&S Mexicana, S.A. de C.V.
Aguascalientes, Mexico
Main Products: Automotive wiring harnesses

> SWS America, Inc.
Texas, U.S.A.

ASIA

▶ Sumitomo Electric International (Singapore) Pte., Ltd.
Singapore
Fax: 65 (291) 7502
Tel.: 65 (291) 7525

▶ Sumitomo Electric Automotive Products (Singapore) Pte., Ltd.
Singapore

■ Sumitomo Electric Interconnect Products (Singapore) Pte., Ltd.
Singapore
Main Products: Electronic wires

■ Sumitomo Electric Hardmetal Asia Pacific Pte., Ltd.
Singapore
Main Products: Hardmetal tools

□ Sumitomo Electric Wintec (Singapore) Pte., Ltd.
Singapore
Main Products: Magnet wires

> S.E.I. Thai Holding Co., Ltd.
Bangkok, Thailand

■ Sumitomo Electric (Thailand), Ltd.
Bangkok, Thailand
Tel: 66 (2) 260-7231
Fax: 66 (2) 260-7230
Main Products: Electric wires and cables

□ Siam Electric Industries Co., Ltd.
Samutprakarn, Thailand
Main Products: Magnet wires and bare copper wires

□ Siam DG & Parts Co., Ltd.
Samutprakarn, Thailand
Main Products: DG coils

□ Sumitomo Electric Hardmetal Manufacturing (Thailand), Ltd.
Samutprakarn, Thailand
Main Products: Hardmetal tools

▶ Regional headquarters
★ Construction & engineering company
● Finance company
✚ Representative office
□ Manufacturing company
> Other
■ Sales company

□ Sumitomo Electric Sintered Components (Thailand) Co., Ltd.
Bangkok, Thailand
Main Products: Powder metallurgical parts

□ Sumitomo Electric Wiring Systems (Thailand), Ltd.
Bangkok, Thailand
Main Products: Automotive wiring harnesses

□ SEWS-COMPONENTS (Thailand) LTD.
Mabyangporni Pluakdaeng
Rayong, Thailand
Main Products: Automotive components

□ Sumitomo Electric Interconnect Products (M) Sdn. Bhd.
Johor Bahru, Malaysia
Main Products: Electronic wires, flat cables

□ Sumiden Electronic Materials (M) Sdn. Bhd.
Shahalam Selangor, Malaysia
Main Products: Electronic part materials

□ Sumitomo Electric Sintered Components (M) Sdn. Bhd.
Selangor Darul Ehsan, Malaysia
Main Products: Powder metallurgical parts

□ Sumitomo Electric Wintec (Malaysia) Sdn. Bhd.
Selangor Darul Ehsan, Malaysia
Main Products: Magnet wires

□ P.T. Sumi Indo Kabel Tbk
Jakarta, Indonesia
Main Products: Electric wires and cables

□ P.T. Karya Sumiden Indonesia
Jakarta, Indonesia
Main Products: Bare copper wires

□ P.T. Sumiden Serasi Wire Products
Java Barat, Indonesia
Main Products: PC strands, plain and grooved PC wires

□ P.T. Sumitomo Wiring Systems
Batam, Indonesia
Main Products: Automotive wiring harnesses

□ P.T. Sumi Indo Wiring Systems
Java Barat, Indonesia
Main Products: Automotive wiring harnesses

□ P.T. Sumitomo Electric Wintec Indonesia
Bekasai, Indonesia
Main Products: Magnet wires

□ First Sumiden Circuits, Inc.
Laguna, Philippines
Main Products: Flexible printed circuits

□ International Electric Wires (Phils.) Corp.
Tarlac, Philippines
Main Products: Automotive wires

□ International Wiring Systems (Phils.) Corp.
Tarlac, Philippines
Main Products: Automotive wiring harnesses

□ Wha-Yo Electronic Materials Corp.
Hsin Chu, Taiwan, Republic of China
Main Products: Electronic materials

□ SEI Electronics Materials, Ltd.
Hsin Chu, Taiwan, Republic of China
Main Products: Compound semiconductor and electronic materials

□ Korloy, Inc.
Seoul, South Korea
Main Products: Hardmetal tools

□ Korea Sintered Metal Co., Ltd.
Daegu, South Korea
Main Products: Powder metallurgical parts

□ Kyungshin Industrial Co., Ltd.
Incheon, South Korea
Main Products: Automotive wiring harnesses

▶ Sumitomo Electric Asia, Ltd.
Hong Kong, People's Republic of China
Fax: 852 (25) 76-6412
Tel.: 852 (25) 76-0080

■ Sumiden Wire Products Hong Kong
Hong Kong, People's Republic of China
Main Products: PC strands

□ Sumitomo Electric Interconnect Products (Hong Kong), Ltd.
Hong Kong, People's Republic of China
Main Products: Electric wires, flexible printed circuits

□ H.K. Wiring Systems, Ltd.
Hong Kong, People's Republic of China
Main Products: Information systems equipment wiring harnesses

✚ Sumitomo Electric Industries, Ltd.
Beijing Representative Office
People's Republic of China
Fax: 86 (10) 6590-8191

✚ Sumitomo Electric Industries, Ltd.
Shanghai Representative Office
People's Republic of China
Fax: 86 (21) 6278-5968

□ Beijing Zhuli Diantong Opto-electronics Technology Co., Ltd.
Beijing, People's Republic of China
Main Products: Optical-fiber cords with connectors

□ Chengdu SEI Optical Fiber Co., Ltd.
Chengdu, People's Republic of China
Main Products: Optical fibers

□ Sumitomo Electric Wintec (Wuxi) Co., Ltd.
Jiangsu, People's Republic of China
Main Products: Magnet wires

□ Sumiden Carbide Manufacturing (Tianjin), Ltd.
Tianjin, People's Republic of China
Main Products: Hardmetal tools

□ Sumiden Precision Tools (Shanghai), Ltd.
Shanghai, People's Republic of China
Main Products: Micro drills

□ Sumiden Powder Metallurgy (Wuxi) Co., Ltd.
Jiangsu, People's Republic of China
Main Products: Powder metallurgical parts

□ Sumitomo Electric Interconnect Products (Suzhou), Ltd.
Suzhou, People's Republic of China
Main Products: Electric wires for electronics

□ Zhongshan Sumiden Hybrid Products Co., Ltd.
Zhongshan, People's Republic of China
Main Products: SUMIFLON coated aluminum

□ Tianjin Jinzhu Wiring Systems Co., Ltd.
Tianjin, People's Republic of China
Main Products: Automotive wiring harnesses

□ Tianjin Jinzhu Wiring System Components Co., Ltd.
Tianjin, People's Republic of China
Main Products: Automotive wiring harness components

□ Huizhou Zhurun Wiring Systems Co., Ltd.
Guangdong, People's Republic of China
Main Products: Automotive wiring harnesses

□ Huizhou Zhurun Automotive Wire Co., Ltd.
Guangdong, People's Republic of China
Main Products: Automotive wires

□ Sumidenso Mediatech Suzhou Co., Ltd.
Suzhou, People's Republic of China
Main Products: Wiring harnesses for office appliances

□ Sumiden Wire Products Guangzhou Co., Ltd.
Guangzhou, People's Republic of China
Main Products: PC strands

□ Sumitomo Electric Optical Fiber and Cable (Shenzhen) Co., Ltd.
Main Products: Optical fibers and cables

□ Sumitomo Electric Interconnect Products (Shanghai) Ltd.
Shanghai, People's Republic of China
Main Products: Electric wires for electronics

□ SEI Fine Polymar (Shanghai), Ltd.
Shanghai, People's Republic of China
Main Product: Heat-shrinkable tubing

▶ Regional headquarters
★ Construction & engineering company
● Finance company
✚ Representative office
□ Manufacturing company
> Other
■ Sales company

□ SUMI-HANEL Wiring Systems Co., Ltd.
Hanoi, Vietnam
Main Products: Automotive wiring harnesses

✚ Sumitomo Electric Industries, Ltd.
New Delhi Representative Office
New Delhi, India
Fax: 91 (11) 439-5245

□ Motherson Sumi Systems, Ltd.
New Delhi, India
Main Products: Automotive wiring harnesses

EUROPE

▶ Sumitomo Electric Europe Limited
London, U.K.
Fax: 44 (208) 207-5950

● Sumitomo Electric Finance U.K., Ltd.
London, U.K.
Fax: 44 (207) 929-0345
Tel.: 44 (207) 621-0333

■ Sumitomo Electric Hardmetal, Ltd.
Buckinghamshire, U.K.
Main Products: Hardmetal tools

□ Electric Harnesses (U.K.), Ltd.
Wales, U.K.
Main Products: Electric appliance wiring harnesses

□ Sumitomo Electric Wiring Systems (Europe) Limited
Staffordshire, U.K.
Main Products: Automotive wiring harnesses

■ Sumitomo Wiring Systems Europe, Ltd.
Buckinghamshire, U.K.
Main Products: Automotive wiring harnesses

> SEI (UK) Holding, Ltd.
South Wales, U.K.

□ SEI Interconnect Products (Europe), Ltd.
South Wales, U.K.
Main Products: Flexible flat cables

> SEWS Deutschland GmbH
Mainz-Kastel, Germany
Main Service: Marketing and technical services

■ Sumitomo Electric Hartmetall GmbH
Willich, Germany
Main Products: Hardmetal tools

□ Sumitomo Electric Hartmetallfabrik GmbH
Laucheim, Germany
Main Products: Hardmetal tools

□ Sumitomo Electric Schrumpf-Produkte GmbH
Norderstedt, Germany
Main Product: Heat-shrinkable tubing

□ SEWS-CABIND S.p.A.
Collegno, Italy
Main Products: Automotive wiring harnesses

> SE Wiring Systems Espana, S.R.L.
Almussafes, Valencia, Spain

□ SEWS Polska Sp. zo. o.
Ul Okrenza, Poland
Main Products: Automotive wiring harnesses

□ SEWS-CABIND Poland Sp. zo. o.
Zywiec, Poland
Main Products: Automotive wires

□ SEWS Slovakia, s.r.o
Topolcany, Slovakia
Main Products: Automotive wiring harnesses

● Sumidenso Administration & Finance (Europe), B.V.
Amsterdam, Netherlands

□ SEWS-Components Europe, B.V.
Amsterdam, Netherlands
Main Products: Automotive wiring harnesses

□ SEWS-Components Europe Hungary, Ltd.
Mor, Hungary
Main Products: Components of automotive wiring harnesses

□ SEWS Hungary, Ltd.
Mor, Hungary
Main Products: Automotive wiring harnesses

□ SEWS-Automotive Wire Hungary, Ltd.
Ipartelep, Hungary
Main Products: Automotive wires

□ SEWS Romania S.R.L.
Hunedoara, Romania
Main Products: Automotive wiring harnesses

OTHERS

■ SEI Carbide Australia Pty., Ltd.
New South Wales, Australia
Main Products: Hardmetal tools

> SWS Australia Pty., Ltd.
Victoria, Australia
Main Service: Technical services

■ SE Wiring Systems TR Trading and Services Limited
Besiktas Istanbul, Turkey
Main Products: Automotive wiring harnesses

□ SEWS-CABIND Maroc S.A.S.
Moulay Rachid Casablanca, Morocco
Main Products: Automotive wires

▶ Regional headquarters
★ Construction & engineering company
● Finance company
✚ Representative office
□ Manufacturing company
> Other
■ Sales company

Company Information

Sumitomo Electric Industries, Ltd. (As of March 31, 2005)

HEAD OFFICE (OSAKA)	5-33, Kitahama 4-chome, Chuo-ku, Osaka 541-0041, Japan
HEAD OFFICE (TOKYO)	3-12, Moto Akasaka 1-chome, Minato-ku, Tokyo 107-8468, Japan
INCORPORATED	December 1920
NUMBER OF EMPLOYEES	104,472
COMMON STOCK **(As of June 29, 2005)**	Authorized: 3,000,000,000 shares Issued: 757,731,089 shares
NUMBER OF SHAREHOLDERS	54,625
STOCK EXCHANGE LISTINGS	Four domestic stock and securities exchanges: Tokyo, Osaka, Nagoya, and Fukuoka Ticker Code: 5802
STOCK TRANSFER AGENT	The Sumitomo Trust & Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-ku, Osaka 541-0041, Japan
SEI VIA THE INTERNET	SEI's Web site provides a wide range of corporate information, including the latest annual report, news releases, and financial results. http://www.sei.co.jp/

SUMITOMO ELECTRIC INDUSTRIES, LTD.

5-33, Kitahama 4-chome, Chuo-ku, Osaka 541-0041, Japan

Telephone: +81 (6) 6220-4141

Facsimile: +81 (6) 6222-3380

http://www.sei.co.jp/



Printed in Japan